2007 Annual Report

Applera
Corporation



BEST AVAILABLE COPY

RECD S.E.C.
SEP 1 2 2007
1086

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

Applied Biosystems | Celera

Applera Corporation consists of the following businesses:

Applied Biosystems The Applied Biosystems Group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries and develop new pharmaceuticals. Applied Biosystems' products also serve the needs of markets outside of life science research, which we refer to as "applied markets." These include the fields of human identity testing (forensic and paternity testing); biosecurity; and quality and safety testing, such as testing required for food and pharmaceutical manufacturing.

Celera The Celera Group is primarily a molecular diagnostics business that is using proprietary genomics and proteomics discovery platforms to identify and validate novel diagnostic markers, and is developing diagnostic products based on these markers as well as other known markers. Celera maintains a strategic alliance with Abbott Laboratories for the development and commercialization of molecular, or nucleic acid-based, diagnostic products, and it is also developing new diagnostic products outside of this alliance. Through its genomics and proteomics research efforts, Celera is also discovering, validating, and licensing therapeutic targets to partners.

Applera Corporation has two classes of common stock. Applera Corporation – Applied Biosystems Group Common Stock is listed on the New York Stock Exchange under the ticker symbol "ABI" and is intended to reflect the relative performance of the Applied Biosystems group. Applera Corporation – Celera Group Common Stock is listed on the New York Stock Exchange under the ticker symbol "CRA" and is intended to reflect the relative performance of the Celera group. Holders of Applera-Applied Biosystems stock and Applera-Celera stock are stockholders of a single company, Applera Corporation.


Tony L. White

Dear Stockholders,

Adoption of Applera's genetic and other molecular technologies continued to expand in core and new markets during fiscal 2007, and the businesses performed well.

Revenue and profit growth improved at Applied Biosystems and, as in previous years, operating cash flow was good. In view of this positive financial performance and the Group's strong balance sheet, in March the Board of Directors authorized a new 10% share repurchase program for the Applera Corporation-Applied Biosystems shares, and in August, the Board further expanded the program to authorize the repurchase of, in total, $1.2 billion worth of the Group's shares, or approximately 20% of its outstanding shares at then current prices. The repurchase program is designed to return value to stockholders while maintaining the Group's financial health and flexibility to act on attractive acquisition opportunities, should these arise.

Celera also continued to achieve its operational and financial goals. End-user revenues increased 26% and crossed the $100 million mark, and operating losses declined. With Celera on course toward its objective to become profitable by the end of fiscal 2008, in August the Board of Directors engaged Morgan Stanley to evaluate alternatives to the current Applera tracking stock structure, including separating Applied Biosystems and Celera into two independent publicly traded companies. The independent analysis as well as the Board's evaluation of this analysis will proceed expeditiously, although at this date it is not possible to estimate the precise timing or outcome.

Since October 2006, I have served as President of Applied Biosystems. We have made strides in refreshing the Group's management team with impressive new talent, while enhancing the ability of the incumbent division executives to contribute their talents to the company. We have worked to develop a management process which is better equipped to deal effectively with the dynamics and challenges associated with our growth opportunities. As a result, this management team has become more effective over the past year.

In July 2007, we announced the promotion of Mark Stevenson, President of the Molecular and Cell Biology Division, the Group's largest, to Executive Vice President, a new position. This recognized Mark's leadership in a number of key roles over the last decade and his capabilities to guide the organization in the future. Also in July 2007, I announced my intention to complete the Applied Biosystems management transition by the end of fiscal 2008.

The following pages of this Letter elaborate on the performance and strategies of the Applera businesses. We thank you, our stockholders, and our employees for your continued support.

Tony L. White
Chairman, President, and
Chief Executive Officer
Applera Corporation

August 27, 2007



Financial performance at Applied Biosystems Group in fiscal 2007 was the best in several years. Revenue growth accelerated compared to the last several years to approximately 10% on an as-reported basis, including the effects of foreign currency and consolidation of the revenues from Ambion, the RNA reagents company acquired in April 2006. We saw growth in each of our strategic product categories – DNA Sequencing, Real-Time PCR/Applied Genomics, and Mass Spectrometry. Earnings grew faster than revenues, thanks to improvements in gross margin and cost-containment programs; and cash flows continued to be healthy. This performance enabled us both to reinvest in the business to drive future growth and return value to stockholders through additional share buybacks.

During fiscal 2007 we made investments consistent with the strategic direction articulated in the prior year. Major investments were in next-generation genetic analysis technology developed from Agencourt Personal Genomics, acquired in July 2006; in expanding capabilities for developing, manufacturing, and marketing consumables products, leveraging know-how acquired with Ambion; and in our infrastructure in China, one of the most exciting life science markets for the future.

Our strategy is to continue to grow the business through a focus on applications, both in core and emerging markets; to leverage our global installed base and reputation for product quality and innovation; and to understand and address customer needs. We believe customer requirements for simpler work flows, ease of use, and applications solutions are opportunities for Applied Biosystems to apply its skills across the spectrum of technology, biological content, standard and custom assay formats, application expertise, and customer support.

With government funding increasing minimally for basic life science research, we intend to accelerate to the extent possible the shift in our revenue mix toward the faster-growing pharmaceutical R&D and applied markets. Although precise data are not available by customer type, we estimate that during fiscal 2007, the revenue breakdown among these three customer segments was approximately 45% in basic life science research, 30% in pharmaceutical R&D, and 25% in the applied markets.

Our new product introductions in fiscal 2007 reflected this emphasis. These included innovative new mass spectometry technology for pharmaceutical drug discovery (the FlashQuant™ Workstation); new software for applied market applications such as water quality testing that makes mass spectrometry technology more accessible to new users; and a new human identification kit, the AmpFlSTR® MiniFiler™, which may find a genetic "fingerprint" from badly degraded human DNA, such as DNA found in many missing persons cases, or where remains are damaged by fire or age.

In the research markets, our product development focus is on newer applications and technologies where there are unmet needs. Our focus on application-specific molecular biology consumables fits this description, and we have an expanded product portfolio and broader execution capabilities in this area, part of our Real-Time

PCR/Applied Genomics product revenue category. For the emerging next-generation genetic analysis field, we shipped our first SOLiD™ systems based on the Agencourt technology to two early-access customers in June 2007. Based on their positive feedback on the performance of those initial systems, progress in manufacturing scale-up, and strong interest from other customers at leading research institutions, we are accelerating plans to expand production. A full commercial release of the SOLiD System is now planned for October.

We believe the ultra-high-throughput and low cost-per-data-point offered by next-generation sequencing will catalyze incremental growth in our DNA sequencing business by enabling more cost-effective sequencing for large, highly sophisticated laboratories. Another driver for growth is the expected utility of the technology for new applications such as digital gene expression and methylation. We intend to compete vigorously in this segment.

At the same time, for a variety of reasons, we believe that the gold-standard Applied Biosystems capillary electrophoresis (CE) sequencing, rather than next-generation technology, will continue to be used by small-to-medium sized research laboratories and by forensic and other applied markets customers.

These research and applied customers make up a larger market than the large and specialized labs that are the target adopters for next-generation sequencing.

For fiscal 2008, growth opportunities and priorities include: next-generation sequencing; further expanding our strong product menu and market position in Real-Time PCR; continuing to innovate and follow an applications focus in mass spectrometry-based products; further expanding product lines in forensic and quality and safety testing; and in emerging territories, especially China, where we are converting from local distributors to our own sales organization.



Percentage numbers represent growth over the prior year.

Non-GAAP operating income excludes gains or losses from sales of operating assets and investments; restructuring charges, including severance charges; charges and recoveries relating to significant legal proceedings; asset impairment charges; and amortization of acquired intangibles. See page 96 for more information. Percentage numbers represent growth over the prior year.

Over the last year Celera made substantial progress in its discovery and development of products around its core competence in molecular diagnostics. While most programs are within Celera's strategic alliance with Abbott, other programs are being advanced by Celera independently. Celera also continued to look to partner more of its novel drug targets from its proteomic discoveries with pharmaceutical and biotechnology companies.

The *m*2000™ Real-Ti*me*™ PCR System and the assays that run on this platform continue to be the most important near-term alliance products. Developed by Abbott and incorporating real-time PCR technology from Applied Biosystems, the *m*2000 system obtained CE marking for a real-time PCR test for monitoring hepatitis B viral load in patients, allowing the test to be marketed in the European Union in April 2007. This test detects nearly all known forms of hepatitis B genotypes enabling physicians to better manage patient therapy. This brings to five the number of tests offered on the *m*2000 system in Europe and reinforces the breadth of menu as a competitive advantage for the system. Other regulatory approvals this year for the *m*2000 system included the Real-Time HIV-1 and HCV viral load tests in Canada and the HIV-1 assay that runs on the *m*2000 system by the United States Food and Drug Administration.

We're pleased with the customer uptake and sustained growth in end-user revenue from the *m*2000 system and tests that are already being sold outside the United States. We are optimistic that the system will have successful penetration into the United States market following the recent FDA approval. Approximately 350 systems were placed by fiscal year end, up from the comparable 150 systems at the end of fiscal 2006. Real-time technology is widely anticipated to replace traditional PCR systems that clinical laboratories installed five to ten years ago, as real-time technology has a broader assay range and is easier to use with faster turn-around time to get a result.

Fiscal 2007 was also an eventful year for Celera's genetic marker-disease association programs. Specialty Laboratories validated its HCV Liver Fibrosis GenotypR™ test based on Celera's Cirrhosis Risk Score and moved the test into commercial production in October 2006. This test identifies individuals chronically infected with hepatitis C virus who are more likely to develop progressive liver disease and, ultimately, cirrhosis. Since then, Specialty Laboratories has been actively educating and marketing to hepatologists and gastroenterologists to drive adoption of the product.

In addition, Laboratory Corporation of America® (LabCorp), took a license to our breast cancer metastasis and estrogen/progesterone receptor discoveries, allowing it to select from among Celera's genomic findings to develop and commercialize two molecular oncology laboratory service tests. The LabCorp license expanded the scope of and replaced a prior license to Celera's breast cancer intellectual property. LabCorp plans to offer two tests, one to help predict the risk of metastasis in early stage breast cancer patients and another to provide a molecular assessment of hormonal receptor status, which is used to select women for endocrine therapy.

We have described our breast cancer discoveries and validation studies at numerous conferences over the past year. These discoveries involve multiple genes predicting distant

metastatic risk in node-negative, early stage, estrogen receptor positive breast cancer in untreated research subjects. The use of untreated research subjects provides insight into the natural history of breast cancer and provides results independent of treatment regimen. Subsequent presentations at scientific meetings described the utility of Celera's breast cancer findings in Tamoxifen-treated patients.



Percentage numbers represent growth over the prior year.

An area of particular expertise and excitement at Celera is its cardiovascular program. We made important discoveries with the publication of data demonstrating the concept of aggregating information relating to the presence of multiple single nucleotide polymorphisms into a genetic risk score for the prediction of coronary heart disease. Most of these findings are based on our cardiovascular disease-gene association studies over the past 4 to 5 years. Building on these discoveries, Celera is now developing genetic tests to identify people at cardiovascular risk and potentially select therapy for heart disease, stroke, and thrombosis. We are conducting further studies with these markers with the goal of developing genetic tests to optimize statin and aspirin therapy. A number of important papers from our cardiovascular studies that are both in press and under review for publication in peer review journals should appear in fiscal 2008.

These developments over the past 12 months reinforce our confidence that Celera is on a solid footing for both scientific and commercial success. We believe Celera, with approximately 290 employees, has a full set of capabilities for making discoveries and translating these into development and, ultimately, registering molecular diagnostic tests. For fiscal 2008, Celera anticipates that it will approach break-even for the full fiscal year and will be profitable in the fourth quarter of the fiscal year. In view of Celera's strong financial position, with approximately $561 million in cash and short-term investments and no debt at the end of fiscal 2007, we continue to assess opportunities for acquisitions or partnerships in the diagnostics field that could further accelerate value creation at Celera.

FISCAL 2007 HIGHLIGHTS

For related information, see

The AB Experience

A Multimedia Introduction to How Applied Biosystems Products Are Changing Our World

http://www.appliedbiosystems.com/lib/multimedia/abexperience/

- Fiscal 2007 revenues increased approximately 10% to $2.1 billion over fiscal 2006. Our consumables business grew 15%, due in part to the Ambion product lines acquired during fiscal 2006, by leveraging significant investments made in our capabilities for developing, manufacturing, and selling consumables, and by growth in forensic and other kits sold into applied markets. Instrument revenues increased 6% and revenues from Other Sources, including service and support, royalties, licenses, and consulting, also increased 6%.
- Revenues in the DNA Sequencing product category increased 3%, the first increase in four years. Additionally, in the fourth quarter of fiscal 2007, we shipped to early-access customers the initial system for our next-generation sequencing platform (SOLiD™ System), developed from the Agencourt Personal Genomics technology acquired in July 2006.
- Revenues in the Mass Spectrometry product category increased 13%. We launched a first-of-its-kind mass spectrometry system, the FlashQuant™ Workstation, designed to help pharmaceutical companies accelerate drug compound screening within the drug discovery process.
- Revenues in the Real-Time PCR/Applied Genomics product category increased 17%. New products included the StepOne™ real-time PCR instrument and new TaqMan® Low Density Array Gene Signature Panels for stem cell research and for other drug discovery applications.
- The use of Applied Biosystems' products for forensic DNA analysis continued to expand in the U.S. and globally, and we made progress in expanding our presence in other applied market applications such as quality and safety testing.
- Our services business, which oversees a global installed base of more than 220,000 instruments, continued to contribute to performance across all of the product categories.
- In October 2006, Applera CEO Tony White assumed the position of interim President of Applied Biosystems. In July 2007, Mark Stevenson, President of the Molecular and Cell Biology Division, was named Group Executive Vice President.
- In addition to increasing profitability, the Group generated $366.1 million in operating cash flow and bought back $168.6 million of Applied Biosystems Group stock.

- The Celera-Abbott alliance launched the *m*2000 Real-*Time* PCR system in Canada and the U.S. after receiving regulatory approval for HIV-1 and HCV viral load in Canada and HIV-1 viral load in the U.S., respectively. Regulatory approval was also granted for the HBV viral load test in Europe, bringing to five the number of tests that run on the *m*2000 system in Europe.
- End-user revenues increased 26 percent, to $100.3 million.
- Celera presented data validating its Metastasis Score as a molecular prognostic tool in breast cancer and subsequently licensed LabCorp the rights to commercialize LabCorp's test based on Celera's discoveries.
- Celera published data in *Hepatology* validating its multi-gene Cirrhosis Risk Score (CRS) that predicts future risk of developing cirrhosis in patients with chronic hepatitis C. In October 2006, Specialty Laboratories launched its HCV Liver Fibrosis GenotypR test based on Celera's discoveries.
- Celera received a National Institutes of Health grant to develop and commercialize an avian flu diagnostic test.
- At a plenary lecture at the American Heart Association, Celera scientists described the development of a genetic risk panel of genetic markers associated with predisposition to coronary heart disease.
- Articles in *Arteriosclerosis, Thrombosis and Vascular Biology* described Celera research linking genetic variations with an increased risk for myocardial infarction and corresponding statin benefit, and severe coronary artery disease, respectively.
- Articles in *Human Molecular Genetics* and the *American Journal of Human Genetics* described Celera research linking genetic variations with an increased risk for Alzheimer's disease and psoriasis, respectively.

For related information, see

Tony White's Keynote Address at the November 2006 Harvard Medical School Conference on Personalized Medicine

http://www.applera.com/personalizedmedicine

- The 2006 Nobel Prize for Physiology or Medicine was awarded to the discoverers of RNA interference (RNAi), a natural gene-silencing mechanism, while pharmaceutical companies made large investments in biotechnology companies that use RNAi in drug discovery.
- Although total government life science budgets are growing minimally, the National Institutes of Health and other agencies are funding major projects in genomics, proteomics, and stem cells.
- Drug companies are expanding their use of mass spectrometry technology in the drug discovery process to address concerns about safety and high clinical-stage failure rates.
- Public concern over contaminates in food products and in the environment – such as the recent scare over the discovery of melamine in pet food – are driving adoption of stricter requirements for testing and use of highly-sensitive mass spectrometry systems.
- China and India are emerging as major life science markets as global pharmaceutical companies outsource certain pharma R&D functions to benefit from the skilled work forces and lower labor costs in these countries. Domestic generic drug manufacturers have also fueled demand in these markets for sophisticated life science research tools.
- National and state governments around the world continue to expand DNA forensic programs. Russia and China have begun to build national networks of DNA forensic labs using world-leading Applied Biosystems technology.
- The U.S. Secretary of Health and Human Services has made accelerating personalized medicine and coordinating initiatives with U.S. public health agencies – NIH, FDA, CDC, and CMS (Medicare) – a top priority.
- FDA has engaged with industry and the scientific community to consider how and whether to regulate molecular diagnostic tests and has issued guidance on requirements for breast cancer prognostic test registration.
- In another sign that molecular discoveries are starting to interest mainstream health care organizations, U.S. health maintenance organization Kaiser Permanente launched a major study to examine the genetic and environmental factors that influence common diseases. Kaiser members will be invited to give blood or saliva that can be used to obtain genetic information.

financial review

10-11	**Selected Consolidating Financial Data**
12-41	**Management's Discussion and Analysis**
24	Discussion of Applera Corporation
29	Discussion of Applied Biosystems Group
35	Discussion of Celera Group
38	Market Risks
39	Outlook
41	Forward-Looking Statements
42-45	**Financial Statements**
42	Consolidated Statements of Operations
43	Consolidated Statements of Financial Position
44	Consolidated Statements of Cash Flows
45	Consolidated Statements of Stockholders' Equity
46-91	**Notes to Consolidated Financial Statements**
92	**Reports of Management**
93	**Report of Independent Registered Public Accounting Firm**

(Dollar amounts in thousands except per share amounts) Fiscal years ended June 30,	**2007**	2006	2005	2004	2003
Financial Operations					
Net revenues					
Applied Biosystems group	**$2,093,467**	$1,911,226	$1,787,083	$1,741,098	$1,682,943
Celera group	**43,371**	46,207	66,527	96,828	109,027
Eliminations	**(4,345)**	(8,043)	(8,470)	(12,733)	(14,738)
Applera Corporation	**2,132,493**	1,949,390	1,845,140	1,825,193	1,777,232
Income (loss) from continuing operations					
Applied Biosystems group	**$ 170,875**	$ 275,117	$ 236,894	$ 172,253	$ 199,617
Celera group	**(19,763)**	(62,710)	(77,117)	(57,476)	(81,929)
Eliminations	**(341)**	85	18	176	792
Applera Corporation	**150,771**	212,492	159,795	114,953	118,480
Per Share Information					
Applied Biosystems Group					
Income per share from continuing operations					
Basic	**$ 0.93**	$ 1.47	$ 1.21	$ 0.84	$ 0.96
Diluted	**$ 0.90**	$ 1.43	$ 1.19	$ 0.83	$ 0.95
Dividends declared per share	**$ 0.17**	$ 0.17	$ 0.17	$ 0.17	$ 0.17
Celera Group					
Net loss per share					
Basic and diluted	**$ (0.25)**	$ (0.83)	$ (1.05)	$ (0.79)	$ (1.15)
Other Information					
Cash and cash equivalents and short-term investments					
Applied Biosystems group	**$ 494,464**	$ 373,921	$ 756,236	$ 504,947	$ 601,666
Celera group	**561,496**	569,522	668,249	745,794	802,402
Applera Corporation	**1,055,960**	943,443	1,424,485	1,250,741	1,404,068
Total assets					
Applied Biosystems group	**$2,386,604**	$2,245,772	$2,259,149	$1,921,672	$2,105,179
Celera group	**768,683**	773,678	909,887	1,055,581	1,157,371
Eliminations	**(2,747)**	(6,475)	(4,851)	(4,402)	(5,058)
Applera Corporation	**3,152,540**	3,012,975	3,164,185	2,972,851	3,257,492
Long-term debt					
Applied Biosystems group	**$ —**	$ —	$ —	$ —	$ —
Celera group					17,101
Applera Corporation					17,101

Selected consolidating financial data provides five years of financial information for Applera Corporation. This table includes commonly used key financial metrics that facilitate comparisons with other companies. We include information on our business segments in the above selected consolidating financial data to facilitate the understanding of our business and our financial statements. Our board of directors approves the method of allocating earnings to each class of our common stock for purposes of calculating earnings per share. This determination is generally based on net income or loss amounts of the Applied Biosystems group and the Celera group calculated in accordance with accounting principles generally accepted in the United States of America, or GAAP, consistently applied, except for the provisions of SFAS 123R which were adopted as of July 1, 2005, as discussed in Note 1 to our consolidated financial statements. See Note 16 to our consolidated financial statements for a detailed description of our segments and the management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses. You should read this selected consolidating financial data in conjunction with our consolidated financial statements and related notes.

As part of our recapitalization on May 6, 1999, we issued two new classes of common stock called Applera Corporation-Applied Biosystems Group Common Stock and Applera Corporation-Celera Group Common Stock. See Note 1 to our consolidated financial statements for additional information on our capital structure.

Through December 31, 2005, Celera Diagnostics was a 50/50 joint venture between the Applied Biosystems group and the Celera group. Effective January 1, 2006, the Celera group acquired the Applied Biosystems group's 50 percent interest in the Celera Diagnostics joint venture such that it now owns 100 percent of Celera Diagnostics. Effective December 1, 2006, we changed the name of our Celera Genomics group to Celera group to better reflect the Celera group's focus and business strategy.

A number of items, shown below, impact the comparability of our data from continuing operations. All amounts are pre-tax, with the exception of the tax items. See Note 2 to our consolidated financial statements for additional information on the events impacting comparability.

(Dollar amounts in millions) Fiscal years ended June 30,	**2007**	2006	2005	2004	2003
Applied Biosystems Group					
Employee-related charges, asset impairments and other	**$ —**	$ (0.4)	$(31.8)	$(25.0)	$(29.5)
Legal settlements, net	**2.2**	(27.4)	8.5	6.7	25.8
Gain on asset dispositions		16.9	29.7		
Acquired in-process research and development charge	**(114.3)**	(3.4)			
Gain on investments, net				11.2	
Tax items	**23.8**	50.2	23.5		27.8
Celera Group					
Revenue from the sales of small molecule programs	**$ 2.5**	$ 8.6	$ —	$ —	$ —
Employee-related charges, asset impairments and other	**(10.3)**	(26.2)	(4.3)	(18.1)	(15.1)
Legal settlements, net	**2.4**	(0.7)			
Gain on investments, net		7.6		24.8	
Tax items	**1.4**		2.2		

Discussion of Operations

The purpose of the following management's discussion and analysis is to provide an overview of the business of Applera Corporation to help facilitate an understanding of significant factors influencing our historical operating results, financial condition, and cash flows and also to convey our expectations of the potential impact of known trends, events, or uncertainties that may impact our future results. You should read this discussion in conjunction with our consolidated financial statements and related notes. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. When used in this management discussion, the terms "Applera," "Company," "we," "us," or "our" mean Applera Corporation and its subsidiaries.

We have reclassified some prior year amounts for comparative purposes.

Overview

We conduct business through two business segments: the Applied Biosystems group and the Celera group.

The Applied Biosystems group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Its customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries and develop new pharmaceuticals. The Applied Biosystems group's products also serve the needs of some markets outside of life science research, which we refer to as "applied markets," such as the fields of: human identity testing (forensic and paternity testing); "biosecurity," which refers to products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers; and quality and safety testing, such as testing required for food and pharmaceutical manufacturing.

The Celera group is primarily a molecular diagnostics business that is using proprietary genomics and proteomics discovery platforms to identify and validate novel diagnostic markers, and is developing diagnostic products based on these markers as well as other known markers. The Celera group maintains a strategic alliance with Abbott Laboratories for the development and commercialization of molecular, or nucleic acid-based, diagnostic products, and it is also developing new diagnostic products outside of this alliance. Through its genomics and proteomics research efforts, the Celera group is also discovering and validating therapeutic targets, and it is seeking strategic partnerships to develop therapeutic products based on these discovered targets.

From April 2001 through December 31, 2005, we operated a diagnostics business known as Celera Diagnostics. This business was a 50/50 joint venture between the Applied Biosystems group and the Celera group. Effective January 1, 2006, the Celera group acquired the Applied Biosystems group's 50 percent interest in the Celera Diagnostics joint venture such that it owns 100 percent of Celera Diagnostics. Effective December 1, 2006, we changed the name of our Celera Genomics group to the Celera group to better reflect the Celera group's focus and business strategy.

In fiscal 1999, as part of a recapitalization of our Company, we created two classes of common stock referred to as "tracking" stocks. Tracking stock is a class of stock of a corporation intended to "track" or reflect the relative performance of a specific business within the corporation.

Applera Corporation-Applied Biosystems Group Common Stock ("Applera-Applied Biosystems stock") is listed on the New York Stock Exchange under the ticker symbol "ABI" and is intended to reflect the relative performance of the Applied Biosystems group. Applera Corporation-Celera Group Common Stock ("Applera-Celera stock") is listed on the New York Stock Exchange under the ticker symbol "CRA" and is intended to reflect the relative performance of the Celera group. There is no single security that represents the performance of Applera as a whole.

Holders of Applera-Applied Biosystems stock and holders of Applera-Celera stock are stockholders of Applera. The Applied Biosystems group and the Celera group are not separate legal entities, and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities. The Applied Biosystems group and the Celera group do not have separate boards of directors. Applera has one board of directors, which will make any decision in accordance with its good faith business judgment that the decision is in the best interests of Applera and all of its stockholders as a whole.

On August 8, 2007, we announced that our board of directors has retained Morgan Stanley to explore alternatives to our current tracking stock structure, including the possibility of creating two independent publicly-traded companies in place of our two business groups, the Applied Biosystems group and the Celera group. Additionally, we announced that our board of directors has increased the current authorization to repurchase shares of Applera-Applied Biosystems stock to $1.2 billion, which at market prices on August 8, 2007 represented approximately 20% of the outstanding shares of Applera-Applied Biosystems stock, or double the authorization prior to the increase. We anticipate repurchasing $600 million of the shares as soon as practicable through a tender offer or accelerated share repurchase, with the balance to come from open market purchases or privately negotiated transactions over the 12

to 18 months following the announcement, subject to market conditions.

Information about the risks relating to our capital structure, particularly our two classes of capital stock, is contained in our Form 10-K Annual Report for fiscal 2007.

Our fiscal year ends on June 30. The financial information for both segments is presented in Note 16 to our consolidated financial statements, Segment, Geographic, Customer and Consolidating Information. Management's discussion and analysis addresses the consolidated financial results followed by the discussions of our two segments.

Business Developments

Applied Biosystems Group

- In July 2007, the Applied Biosystems group announced the promotion of Mark P. Stevenson, President of the Molecular and Cell Division, to Executive Vice President. In this new position, Mark will continue to manage the Applied Biosystems group's portfolio of DNA analysis systems and consumables for the research markets while assuming responsibility for the Applied Markets and Services Divisions and additional functions, as well as oversight of the Applied Biosystems group's business in Europe and Japan. As part of the new leadership structure, the Molecular and Cell Biology Division will be divided into two divisions: MCB Systems and MCB Consumables.
- Also in July 2007, the Applied Biosystems group announced the availability of a standardized TaqMan® Array for stem cell research. The Array uses gene expression markers discovered and validated by the International Stem Cell Initiative using the Group's technology.
- In June 2007, the Applied Biosystems group announced the start of its early-access program for its next-generation sequencing platform (SOLiD™ System), including shipment of the first systems. In July 2007, the Applied Biosystems group announced plans for a full commercial launch of the SOLiD System in October 2007.
- In April 2007, the Applied Biosystems group announced plans to commercialize a first-of-its-kind mass spectrometry workstation designed to help pharmaceutical companies accelerate the drug compound screening process. The FlashQuant™ platform is a first-of-its-kind front-end MALDI ionization system designed to run with the 4000 triple quadrupole, or quad, and the 4000 Q Trap® system. The FlashQuant platform is expected to greatly speed up compound screening in drug discovery for small molecule analysis.
- Also in April 2007, the Applied Biosystems group announced a first-of-its-kind, temperature-control technology that is expected to increase the accuracy and efficiency of the PCR process. The new proprietary VeriFlex™ Blocks was introduced in the new Veriti 96-Well Thermal Cycler. This technology enables researchers to rapidly find optimal reaction temperatures and accurately perform simultaneous mixed-temperature reactions.
- Also in April 2007, the Applied Biosystems group announced the release of two new application specific master mix reagents designed to improve data quality of real-time PCR. The TaqMan Gene Expression Master Mix and TaqMan Genotyping Master Mix reagents have been formulated to provide researchers high-quality data, resulting in a better picture of how nucleic acids (DNA, RNA) impact important biological processes.
- In March 2007, the Applied Biosystems group announced the official opening of its Asia Pacific Application Support Center in Shanghai, China. The Center is expected to help drive China's life sciences industry by providing a facility where researchers have access to one of the region's most comprehensive displays of life science tools under one roof. The facility features state-of-the-art instruments and applications that span the life science continuum, including pharmaceutical and biotech research, health care and clinical research, forensic analysis to aid criminal investigations, and environmental and food safety testing. In June 2007, the Applied Biosystems group opened a new Application Support Center in Foster City, California to drive closer relationships between the Applied Biosystems group's scientists and its life-science customers through the creation of best-in-class applications support.
- In February 2007, the Applied Biosystems group announced a new reagent kit, the BigDye® XTerminator™ Purification Kit, to address the often cumbersome purification or 'clean-up' step in DNA sequencing workflows. The new kit produces higher quality DNA sequence data faster and with significantly fewer steps than other purification methods.
- Also in February 2007, the Applied Biosystems group announced the world's first commercially available reagent kit for generating genetic profiles from aged, compromised, or damaged DNA samples. The new AmpFlSTR® MiniFiler™ PCR Amplification Kit is expected to enable an increase in the number of solved criminal cases, in addition to aiding in the investigation of missing persons and mass disasters.
- In January 2007, the Applied Biosystems group announced the worldwide availability of its StepOne™ Real-Time PCR system. The StepOne system was developed in response to the growing market of researchers interested in lower throughput applications of real-time PCR. The StepOne system complements the Applied Biosystems group's comprehensive portfolio of real-time PCR instruments for high and mid-throughput applications, providing life scientists

with a variety of systems that are appropriate for their particular laboratory environment and budget.

- Also in January 2007, the Applied Biosystems group announced the release of a new series of TaqMan® Gene Signature Panels for accelerating drug discovery research. The TaqMan Gene Signature Panels enable researchers to simultaneously observe and determine the expression level of genes that encode proteins involved with critical cellular functions. Researchers who use these gene signature panels will be able to more thoroughly study difficult-to-detect genes that are important to the drug research needs of the pharmaceutical industry.

Celera Group

- In June 2007, the Celera group published data from research studies showing that a novel variant of the *LPA* gene is associated with an approximate 3-fold increased risk of severe coronary artery disease. The paper is scheduled to appear in the September 2007 edition of *Arteriosclerosis, Thrombosis and Vascular Biology*.
- In May 2007, the Celera group and Abbott announced that Abbott received U.S. Food and Drug Administration approval to market the Abbott Real-Ti*me* Human Immunodeficiency Virus ("HIV") HIV-1 viral load test in the U.S. for use on the Abbott *m*2000™ system, an automated instrument for DNA and RNA testing in molecular laboratories.
- In April 2007, the Celera group announced the publication of data from a research study validating its multi-gene Cirrhosis Risk Score that predicts future risk of developing cirrhosis in patients with chronic hepatitis C. This paper appeared in the August 2007 edition of *Hepatology*, published on behalf of the American Association for the Study of Liver Diseases.
- Also in April 2007, the Celera group and Laboratory Corporation of America® Holdings ("LabCorp") announced that they signed an agreement, which replaced a prior agreement, granting LabCorp a license to the Celera group's breast cancer metastasis and estrogen/progesterone receptor discoveries. The license agreement allows LabCorp to select from among the Celera group's genomic findings to develop and commercialize two molecular oncology laboratory service tests. This follows the presentation of data by the Celera group scientists in February at the 24th annual Miami Breast Cancer Conference in Miami Beach, Florida, supporting the Celera group's multi-gene expression prognostic constellation as a predictor of distant metastasis in Tamoxifen-treated breast cancer patients.
- In April 2007, scientists at the Celera group and various collaborators published data from the Atherosclerosis Risk in Communities Study on the prediction of coronary heart disease ("CHD") risk using a genetic risk score in the American Journal of Epidemiology. This study demonstrated the concept of aggregating information from multiple single nucleotide polymorphisms into a risk score and indicates that this risk score can improve prediction of incident CHD.
- In April 2007, Abbott received CE marking for a real-time polymerase chain reaction ("PCR") test for monitoring hepatitis B ("HBV") viral load in patients, allowing the test to be marketed in the European Union. This test detects nearly all known forms of HBV genotypes and enables physicians to better manage patient therapy. The Abbott RealTi*me* HBV assay has been developed for use on the *m*2000 system.
- Innogenetics N.V., Ghent, Belgium, brought a patent infringement suit against Abbott in September 2005 due to Abbott's sale of hepatitis C virus ("HCV") genotyping products in the U.S. Innogenetics did not name the Celera group as a party in this lawsuit, but the Celera group has an interest in these products and in the outcome of the litigation because the products are manufactured by the Celera group and sold through its alliance with Abbott. In September 2006, a jury in Madison, Wisconsin found that the sale of these products willfully infringed a U.S. patent owned by Innogenetics, and awarded $7 million in monetary damages to Innogenetics. In January 2007, the U.S. District Court for the Western District of Wisconsin ruled in favor of Innogenetics' request for a permanent injunction, and ordered Abbott to withdraw its products from the market. The court also reversed the jury verdict of willful infringement, ruled that Abbott did not willfully infringe Innogenetics' patent, and denied Innogenetics' request for enhanced damages and attorneys' fees. Abbott is appealing the judgment as both Abbott and the Celera group believe that Innogenetics' patent is invalid and that the alliance's HCV genotyping products do not infringe Innogenetics' patent. On March 8, 2007, the Court of Appeals for the Federal Circuit issued an order denying Abbott's motion for a stay of the permanent injunction during the appeal process. As the enjoined products are part of its alliance with Abbott, the Celera group shares equally in the costs of, and any financial implications relating to, this litigation. See Events Impacting Comparability for more information.
- In January 2007, Health Canada approved the *m*2000 instrument system and the Abbott RealTi*me*™ HIV-1 and HCV viral load tests for marketing in Canada. This is the first HIV-1 viral load assay approved by Health Canada that can detect and accurately measure HIV-1 group M, group O and group N subtypes.
- In November 2006, the Celera group and its collaborators presented results from two studies as part of the scientific sessions at the American Heart Association 2006 meeting in Chicago, Illinois. One study was from the Atherosclerosis Risk in Communities ("ARIC") study describing progress in the development of an initial combination of genetic variants that predicts

risk for CHD, and the other described the association of one of these variants (VAMP8) with CHD in the Johns Hopkins Sibling Study.

- In October 2006, Specialty Laboratories announced the commercial launch of its HCV Liver Fibrosis GenotypR™ test, the first genomic clinical test to predict progression to liver fibrosis and cirrhosis in HCV patients. This test is based on the Celera group's cirrhosis marker discoveries, which were licensed to Specialty in June 2006. The HCV Liver Fibrosis GenotypR test is the first of its kind to identify a patient's genomic signature and uses seven single nucleotide polymorphisms to rate the relative risk of progression to liver fibrosis and cirrhosis.
- In September 2006, the Celera group published data that identified a variant in the *FCAR* gene associated with increased risk for myocardial infarction. The research study confirmed prior research findings of a genetic basis for individuals at elevated risk for heart attack who derive better than average protective benefits of statin treatment. This paper appeared in the December 2006 edition of *Arteriosclerosis, Thrombosis and Vascular Biology.*

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions. While we believe we have considered all available information, actual results could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We believe that, of the significant accounting policies discussed in Note 1 to our consolidated financial statements, the following accounting policies require our most difficult, subjective or complex judgments:

- Revenue recognition;
- Asset impairment;
- Taxes;
- Pension benefits;
- Allocation of purchase price to acquired assets and liabilities in business combinations;
- Exit or disposal activities; and
- Allocations to the Applied Biosystems group and the Celera group.

Revenue Recognition

The following describes only the areas that are most subject to our judgment. Refer to Note 1, Accounting Policies and Practices, to our consolidated financial statements for a more detailed discussion of our revenue recognition policy.

In the normal course of business, we enter into arrangements whereby revenues are derived from multiple deliverables. In these revenue arrangements, we record revenue as the separate elements are delivered to the customer if the delivered item is determined to represent a separate earnings process, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is probable and substantially in our control. For some instruments where installation is determined to be a separate earnings process, the portion of the sales price allocable to the fair value of the installation is deferred and recognized when installation is complete. We determine the fair value of the installation process based on technician labor billing rates, the expected number of hours to install the instrument based on historical experience, and amounts charged by third parties. We continually monitor the level of effort required for the installation of our instruments to ensure that appropriate fair values have been determined.

We recognize royalty revenues when earned over the term of the agreement in exchange for the grant of licenses to use our products or some technologies for which we hold patents. We recognize revenue for estimates of royalties earned during the applicable period, based on historical activity, and make revisions for actual royalties received in the following quarter. Historically, these revisions have not been material to our consolidated financial statements. For those arrangements where royalties cannot be reasonably estimated, we recognize revenue upon the receipt of cash or royalty statements from our licensees.

Asset Impairment

Inventory

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Reserves for obsolescence and excess inventory are provided based on historical experience and estimates of future product demand. If actual demand is less favorable than our estimates, inventory write-downs may be required.

Investments

Publicly traded minority equity investments are recorded at fair value, with the difference between cost and fair value recorded to other comprehensive income (loss) within stockholders' equity. When the fair value of these investments decline below cost, and the decline is viewed as other-than-temporary, the cost basis is written down to fair value, which becomes the new cost basis, and the write-down is included in current earnings. We determine whether a decline in fair value is other-than-temporary based on the extent to which cost exceeds fair value, the duration of the market decline, the intent to hold the investment, and the financial health of, and specific prospects for, the investee.

Long-lived assets, including goodwill

We test goodwill for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. We may be required to record an impairment charge in the future for adverse changes in market conditions or poor operating results of a related reporting unit.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and its estimated value at disposal and compare it to its carrying value in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

Taxes

Deferred taxes represent the difference between the tax bases of assets or liabilities, calculated under tax laws, and the reported amounts in our consolidated financial statements. Deferred tax assets include items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of operations or items that have already been included in our tax return income but have yet to be recorded as income in our consolidated statements of operations. We record a valuation allowance against deferred tax assets if it is more likely than not that we will not be able to utilize these assets to offset future taxes. We determine if a valuation allowance is necessary based on estimates of future taxable profits and losses and tax planning strategies. We believe that our deferred tax assets, net of our valuation allowance, should be realizable due to our estimate of future profitability in the U.S. and foreign jurisdictions, as applicable. Subsequent revisions to estimates of future taxable profits and losses and tax planning strategies could change the amount of the deferred tax asset we would be able to realize in the future, and therefore could increase or decrease the valuation allowance.

We regularly assess the likelihood of tax adjustments in each of the tax jurisdictions in which we have operations and account for the related financial statement implications. Tax reserves have been established which we believe to be appropriate given the likelihood of tax adjustments. Determining the appropriate level of tax reserves requires us to exercise judgment regarding the uncertain application of tax law The amount of reserves is adjusted when information becomes available or when an event occurs indicating a change in the reserve is appropriate. Future changes in tax reserve requirements could have a material impact on our results of operations.

Pension Benefits

We sponsor domestic and foreign pension plans and also provide retiree healthcare and life insurance benefits to some domestic employees. The majority of the assets of the pension plans are invested in equity and fixed income securities. The postretirement benefit plan is unfunded. We also sponsor nonqualified supplemental benefit plans for select U.S. employees in addition to our principal pension plan. These supplemental plans are unfunded. Pension plan expense and the requirements for funding our major pension plans are determined based on a number of actuarial assumptions. These assumptions include the expected rate of return on pension plan assets, the discount rate applied to pension plan obligations, and the rate of compensation increase of plan participants. Our most significant pension plan is our qualified U.S. pension plan, which constituted over 95% of our consolidated pension plan assets and projected benefit obligations as of the end of fiscal 2007. The accrual of future service benefits for participants in our qualified U.S. pension plan was frozen as of June 30, 2004. Effective in fiscal 2005, the expected rate of compensation increase was no longer factored into the determination of our net periodic pension expense as the accrual for future service benefits was frozen. On June 30, 2007, we adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which required us to recognize the underfunded status of our defined benefit pension and postretirement plans as a liability in our Statement of Financial Position. Refer to Note 5 to our consolidated financial statements for more information regarding our pension and postretirement plans, the impact of our adoption of SFAS No. 158, pension plan asset allocation, expense recorded under our plans, and the actuarial assumptions used to determine those expenses and the corresponding liabilities.

The expected rate of return on assets is determined based on the historical results of the portfolio, the

expected investment mix of the plans' assets, and estimates of future long-term investment returns. Our assumption for the expected rate of return on assets in our qualified U.S. pension plan ranges from 6.25% to 8.5% for fiscal 2008, compared to our fiscal 2007 range of 6.5% to 8.5%. The discount rate used is based on rates available on high-quality fixed income debt instruments that have the same duration as our plan's liabilities. Specifically, a dedicated bond portfolio model constructs a hypothetical portfolio of high-quality corporate bonds whose cash flows match the expected payments under the plan. The universe of bonds available as of the plan's measurement date is obtained from Bloomberg, a third party data provider, and includes securities of various maturities rated Aa or better by Moody's Investor Service. At June 30, 2007, we calculated our U.S. pension obligation using a 6.25% discount rate, a 25 basis point decrease from the June 30, 2006 rate of 6.5%. The decrease in our discount rate assumption is expected to increase our net periodic pension expense for our U.S. pension plans by approximately $0.3 million in fiscal 2008 compared to fiscal 2007. For the determination of the expected rate of return on assets and the discount rate, we take into consideration external actuarial advice.

In connection with the adoption of SFAS No. 158, net loss amounts, which arise primarily from the effects of changes in actuarial assumptions, as well as differences between expected and actual returns on plan assets, are recorded as a component of accumulated other comprehensive income. These net loss amounts are being systematically amortized into future net periodic pension expense. Prior to July 1, 2007, we amortized losses over 11 years for our qualified U.S. pension plan, which was the approximate average remaining service period of active employees expected to receive benefits under the plan. Based on a decrease in the number of active participants covered under this plan, effective July 1, 2007, we will amortize losses under the plan over 23 years, which is the approximate average remaining life expectancy of inactive participants receiving benefits under the plan. Amortization of these net losses at June 30, 2007, is expected to increase net periodic pension expense for our qualified U.S. pension plan by approximately $2 million in fiscal 2008.

A one percentage point increase or decrease in the discount rate for our U.S. pension plans for fiscal 2008 would decrease or increase our net periodic pension expense by approximately $1 million. Also, a one percentage point increase or decrease in the expected rate of return on our pension assets for fiscal 2008 would decrease or increase our net periodic pension expense by approximately $3 million. We do not generally fund pension plans when our contributions would not be tax deductible. In fiscal 2006, we made a voluntary contribution of $30 million to the qualified U.S. plan concurrent with our decision to update the mortality assumptions used to value the plan's liabilities. As of June 30, 2007, we did not expect to fund this plan in fiscal 2008 as no contributions are expected to be required under the Employee Retirement Income Security Act ("ERISA") regulations due to the level of contributions made in previous fiscal years. Our estimate of annual contributions is based on significant assumptions, such as pension plan benefit levels, tax deductibility, interest rate levels and the amount and timing of asset returns. Actual contributions could differ from this estimate.

Allocation of Purchase Price to Acquired Assets and Liabilities in Business Combinations

The cost of an acquired business is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess fair value using a variety of methods, including the use of independent appraisers, present value models, and estimation of current selling prices and replacement values. Amounts recorded as intangible assets, including acquired in-process research and development, or IPR&D, are based on assumptions and estimates regarding the amount and timing of projected revenues and costs, appropriate risk-adjusted discount rates, as well as assessing the competition's ability to commercialize products before we can. Also, upon acquisition, we determine the estimated economic lives of the acquired intangible assets for amortization purposes. Actual results may vary from projected results.

Exit or Disposal Activities

From time to time, we may undertake actions to improve future profitability and cash flow performance, as appropriate. We record a liability for costs associated with an exit or disposal activity when the liability is incurred, as required under SFAS No. 146, "Accounting for Exit or Disposal Activities." Costs incurred under an exit or disposal activity could include estimates of severance and termination benefits, facility-related expenses, elimination or reduction of product lines, asset-related write-offs, and termination of contractual obligations, among other items. We will periodically review these cost estimates and adjust the liability, as appropriate.

Allocations to the Applied Biosystems Group and the Celera Group

The attribution of the assets, liabilities, revenues and expenses to the Applied Biosystems group and the Celera group is primarily based on specific identification of the businesses included in both segments. Where specific identification is not practical, other methods and criteria, which require the use of judgments and estimates, are used that we believe are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to both segments, and are consistently applied.

It is not practical to specifically identify the overhead portion of corporate expenses attributable to each of the

businesses. As a result, we allocate these corporate overhead expenses primarily based on headcount, total expenses, and revenues attributable to each business.

Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings per share. This determination is based on the net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied.

Our board of directors may modify, rescind, or adopt additional management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to the businesses at its sole discretion at any time without stockholder approval. Our board of directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of Applera and all of its stockholders as a whole.

A decision to modify or rescind the management and allocation policies, or adopt additional policies, could have different effects on holders of Applera–Applied Biosystems stock and holders of Applera–Celera stock or could result in a benefit or detriment to one class of stockholders compared to the other class.

See Note 16 to our consolidated financial statements for more information on our allocation policies.

Events Impacting Comparability

We are providing the following information on some actions taken by us or events that occurred for the three fiscal years ended June 30. We describe the effect of these items on our reported earnings for the purpose of providing you with a better understanding of our on-going operations. You should consider these items when making comparisons to past performance and assessing prospects for future results.

Income/(charge) (Dollar amounts in millions)	2007	2006	2005
Severance and benefit costs	**$ (0.5)**	$(14.3)	$(24.7)
Asset impairments	**(6.8)**	(10.9)	(0.8)
Excess lease space		(1.2)	(10.0)
Other charges	**(3.6)**	(2.6)	
Reduction of expected costs	**0.6**	2.5	1.1
Total employee-related charges, asset impairments, and other	**$ (10.3)**	$(26.5)	$(34.4)
Other events impacting comparability:			
Revenue from sales of small molecule programs	**$ 2.5**	$ 8.6	$ —
Impairment of inventory recorded in cost of sales			(1.7)
Asset dispositions and legal settlements	**4.6**	(11.3)	38.2
Acquired research and development	**(114.3)**	(3.4)	
Investment gains		7.6	
Tax items	**25.2**	50.2	25.7

Acquisitions

In July 2006, we acquired Agencourt Personal Genomics, Inc. ("APG") for approximately $121 million in cash, including transaction costs. At the time of the purchase, APG was a privately-held developer of next-generation genetic analysis technology. APG's proprietary technology was based on stepwise ligation, a novel and very high throughput approach to DNA analysis. We allocated this transaction to the Applied Biosystems group.

In accordance with SFAS No. 141, "Business Combinations," we accounted for this transaction as a purchase of assets rather than a business combination since APG did not meet the definition of a business as defined by Emerging Issues Task Force ("EITF") Abstracts Issue 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business." The key considerations impacting our accounting determination were that APG was primarily focused on research and development activities, had not commenced principal operations, and did not have products, customers or revenues.

Effective March 1, 2006, we acquired the Research Products Division of Ambion, Inc. Ambion, which is based in Austin, Texas, is a provider of innovative products for the study and analysis of RNA for life science research and drug development. The Ambion products are used by researchers to study RNA and its role in disease development and progression. The net assets and results of operations of Ambion have been included in our consolidated financial statements since the date of the acquisition, and have been allocated to the Applied Biosystems group.

For further information on these acquisitions, see Note 3 to our consolidated financial statements.

Acquired Research and Development

In fiscal 2007, the Applied Biosystems group recorded a $114.3 million charge to write-off the value of acquired IPR&D in connection with the acquisition of APG. As of the acquisition date, the technological feasibility of the acquired IPR&D project had not been established, and it was determined that the project had no future alternative use. The project being developed, which consists of both an instrument and reagents, is intended for very high throughput genetic analysis applications, including DNA sequencing and expression profiling.

At the date of acquisition, the project was in the development stage and approximately 30% complete. The remaining efforts for the instrument are focused on developing and converting the prototype to an instrument that can be shipped globally. We expect the overall throughput of the instrument to be increased significantly from the prototype instrument prior to the commercial launch. The remaining efforts for the reagents are currently focused on developing reagents that can be manufactured at scale and produce results that can be reproduced in customer laboratories. The nature and timing of these remaining efforts are dependent on successful testing of both the instrument and the reagents. The following table briefly describes the APG project.

	At Acquisition Date			At June 30, 2007	
(Dollar amounts in millions)	Fair Value	Estimated Costs to Complete	Approximate Percentage Completed	Estimated Costs to Complete	Approximate Percentage Completed
Instruments	$ 66.6	$10.0	35%	**$3.8**	**80%**
Reagents	47.7	6.0	25%	**2.2**	**75%**
Total	$114.3	$16.0		**$6.0**	

At June 30, 2007, the remaining efforts for the instruments involve reliability and compliance testing as well as scaling up the manufacturing capacity. Ongoing reagent development is related to further refinement of protocols and increasing consumables manufacturing infrastructure.

In June 2007, we made our first placements of this next generation instrument system to early access customers. The initial instrument and reagents are expected to begin generating revenue in fiscal 2008. Enhanced platforms are expected to begin generating revenues in fiscal 2010 and fiscal 2013. As of June 30, 2007, the total project costs are expected to be approximately $28 million, an increase of approximately $12 million from the estimate as of the acquisition date. The increase in costs to complete the project were partially offset by reductions to other planned R&D projects. Based on the performance of the system, the level of interest shown by our potential customers, and the progress in our manufacturing scale up, we have accelerated plans for a commercial release in October 2007.

At the time of the acquisition, we believed there was a reasonable chance of realizing the economic return expected from the acquired in-process technology.

However, as there is risk associated with the realization of benefits related to commercialization of an in-process project due to, among other things, rapidly changing customer needs, the complexity of the technology, growing competitive pressures, and potentially conflicting intellectual property rights of third parties, there can be no assurance that any project will meet commercial success.

During fiscal 2006, the Applied Biosystems group recorded a $3.4 million charge to write-off the value of acquired IPR&D in connection with the acquisition of Ambion. As of the acquisition date, the technological feasibility of the related projects had not been established, and it was determined that the acquired projects had no future alternative uses. The determination of the amount attributed to acquired IPR&D took into consideration an independent appraisal performed by a third party.

Employee-Related Charges, Asset Impairments, and Other

The following items have been recorded in the Consolidated Statements of Operations in employee-related charges, asset impairments and other, except as noted.

Fiscal 2007

During the fourth quarter of fiscal 2007, the Celera group recorded a pre-tax charge of $0.5 million for severance costs for approximately 20 employees. The charge resulted from a reduction in the Celera group's proteomics-based activities and continued focus on its diagnostics business. All of the affected employees were notified as of June 30, 2007, and are expected to be terminated by October 31, 2007. We believe this action will accelerate the Celera group's move to profitability, in part due to lower operating expenses.

Also during fiscal 2007, the Celera group recorded a pre-tax charge of $6.3 million, which was primarily

comprised of $6.8 million of pre-tax charges for the write-downs of the carrying amount of an owned facility that was impaired initially in fiscal 2006, partially offset by a pre-tax benefit of $0.6 million for a reduction in anticipated employee-related costs associated with severance and benefit charges recorded in the third and fourth quarters of fiscal 2006. Both of these items are discussed below.

During fiscal 2007, the Celera group recorded a pre-tax charge of $3.5 million for its estimated share of a damage award in continuing litigation between Abbott and Innogenetics N.V. In September 2006, a jury found that the sale of HCV genotyping analyte specific reagents ("ASRs") products by Abbott willfully infringed a U.S. patent owned by Innogenetics and awarded Innogenetics $7.0 million in damages. In January 2007, the U.S. District Court for the Western District of Wisconsin ruled in favor of Innogenetics' request for a permanent injunction, and as such, ordered Abbott to withdraw its products from the market. The Court also reversed the jury verdict of willful infringement and ruled that Abbott did not willfully infringe Innogenetics' patent and denied Innogenetics' request for enhanced damages and attorneys' fees. Innogenetics did not name the Celera group as a party in this lawsuit, but the Celera group has an interest in these products and in the outcome of the litigation because the enjoined products are manufactured by the Celera group and sold through its alliance with Abbott. Also, as these products are part of its alliance with Abbott, the Celera group has agreed to share the cost of this litigation, including the damage award described above. Abbott is appealing the judgment as both Abbott and the Celera group believe that Innogenetics' patent is invalid and that the alliance's HCV genotyping ASRs do not infringe Innogenetics' patent. On March 8, 2007, the Court of Appeals for the Federal Circuit issued an order denying Abbott's motion for a stay of the permanent injunction during the appeal process, and the alliance therefore will not receive any revenues from the sale of these HCV genotyping products for the foreseeable future. We believe the appeal process may take a year or more to conclude.

Fiscal 2006

In fiscal 2006, the Applied Biosystems group recorded pre-tax charges of $1.5 million for employee terminations related to the Applied Biosystems/MDS SCIEX Instruments business, a 50/50 joint venture between the Applied Biosystems group and MDS Inc. MDS recorded a restructuring charge for a reduction in workforce as part of its strategy to focus on the life sciences market. The $1.5 million represented the Applied Biosystems group's share of the restructuring charge.

Also in fiscal 2006, the Applied Biosystems group recorded a $1.1 million pre-tax impairment charge to write-down the carrying amount of its San Jose, California facility to its then estimated current market value less estimated selling costs. This charge was in addition to the charge recorded in fiscal 2005 described below. In fiscal 2006, the Applied Biosystems group recognized a $0.9 million pre-tax favorable adjustment to the charges previously recorded based on the actual sales price per the agreement to sell the facility. The Applied Biosystems group completed the sale of the facility in fiscal 2006.

During fiscal 2006, the Celera group recorded pre-tax charges related to its decision to exit its small molecule drug discovery and development programs and the integration of Celera Diagnostics into the Celera group. These charges consisted of the following components:

(Dollar amounts in millions)	Employee-Related Charges	Asset Impairments	Excess Lease Space	Other Disposal Costs	Total
Third quarter	$10.7	$8.0	$0.8	$1.4	$20.9
Fourth quarter	2.1	1.8	0.4	1.2	5.5
Total charges	12.8	9.8	1.2	2.6	26.4
Cash payments	7.9		0.2	2.4	10.5
Non-cash activity		9.3		0.2	9.5
Balance at June 30, 2006	4.9	0.5	1.0		6.4
Additional charge		**6.8**			**6.8**
Non-cash activity		**6.8**			**6.8**
Cash payments	**4.2**		**0.7**		**4.9**
Reduction of expected costs	**0.6**				**0.6**
Balance at June 30, 2007	**$ 0.1**	**$0.5**	**$0.3**	**$ —**	**$ 0.9**

The employee-related charges were severance costs primarily for staff reductions in small molecule drug discovery and development. As of March 31, 2006, all of the affected employees had been notified and by September 30, 2006, all had been terminated. In fiscal 2007, the Celera group recorded a pre-tax benefit of $0.6 million for a reduction in anticipated employee-related costs associated with the severance and benefit charges recorded in fiscal 2006. The asset impairment charges primarily related to a write-down of the carrying amount of an owned facility to its then estimated current market value less estimated selling costs, as well as write-offs of leasehold improvements and equipment. This facility was reclassified into assets held for sale in fiscal 2006. In fiscal 2007, the Celera group recorded additional pre-tax charges of $6.8 million to write-down the carrying amount of this facility, $3.8 million of which was recorded in the fourth quarter of fiscal 2007. The estimates of market value for this facility were based on third-party appraisals. Cash expenditures for these charges were funded by available cash. These actions enabled the Celera group to focus on its molecular diagnostics and proteomics activities, reduce its cash consumption, and progress toward profitability. The remaining required cash expenditures related to these charges are expected to be disbursed by December 31, 2007.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded pre-tax charges consisting of the following components:

(Dollar amounts in millions)	Employee-Related Charges	Excess Lease Space	Asset Impairments	Total
First quarter	$ 7.3	$—	$—	$ 7.3
Second quarter	2.9	2.3		5.2
Fourth quarter	11.6	6.2	2.6	20.4
Total charges	21.8	8.5	2.6	32.9
Cash payments	10.5	0.2		10.7
Non-cash activity		5.2	1.9	7.1
Reduction of expected costs	0.3			0.3
Balance at June 30, 2005	11.0	3.1	0.7	14.8
Cash payments	9.5	1.4	0.3	11.2
Reduction of expected costs and other	1.4		0.4	1.8
Balance at June 30, 2006	0.1	1.7		1.8
Cash payments	**0.1**	**1.1**		**1.2**
Balance at June 30, 2007	**$ —**	**$0.6**	**$ —**	**$ 0.6**

The fiscal 2005 severance charges reflected the Applied Biosystems group's decision to reduce and rebalance its workforce and were implemented as a result of a strategic and operational analysis conducted by management. The positions eliminated were primarily in the areas of R&D, manufacturing, marketing, and operations. These actions were intended to allow us to expand personnel in other functional areas including field sales and support, manufacturing quality, and advanced research, as well as to better align our resources with the needs of our customers. Additionally, the severance charges recorded in the first and second quarters related, in part, to staff reductions intended to integrate the Applied Biosystems MALDI TOF product line into the Applied Biosystems/ MDS SCIEX Instruments joint venture with MDS Inc. We took these actions to improve operational efficiency and quality, while assuring that our R&D spending remains aligned with our strategic initiatives.

As of June 30, 2005, all of the employees affected by the first and second quarter staff reductions had been terminated. By March 31, 2006, all of the employees affected by the fourth quarter staff reduction had been terminated. During fiscal 2006, we made cash payments of $9.5 million for these employee-related charges, the majority of which related to the fourth quarter termination charge. In fiscal 2005, the Applied Biosystems group recorded pre-tax benefits of $0.1 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the first quarter of fiscal 2005 and $0.2 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the second quarter of fiscal 2005.

The excess lease space charges represented the estimated cost of excess lease space less estimated future sublease income for some leases on facilities in Massachusetts and California which extend through fiscal 2011. The asset impairment charges taken in the fourth quarter of fiscal 2005 related to the write-down in value of the Applied Biosystems group's facilities in San Jose, California, and Houston, Texas. As noted above, the Applied Biosystems group recorded an additional impairment charge as well as a favorable adjustment to the charges related to the San Jose facility in fiscal 2006. In regards to the excess lease space charges, during fiscal 2007, we made cash payments of $0.4 million related to the second quarter charge and $0.7 million related to the fourth quarter charge. In fiscal 2006, we made cash payments of $0.4 million related to the second quarter charge and $1.0 million related to the fourth quarter charge. The remaining cash payments of $0.6 million as of June 30, 2007, are expected to be disbursed by fiscal 2011.

The cash payments related to the staff reductions and the excess lease space were funded by cash provided by operating activities. The savings from these actions were used to expand personnel during fiscal 2006 in other functional areas including field sales and support, manufacturing quality, and advanced research. Augmenting and upgrading skills in these critical functions is supporting higher levels of sales over time.

During fiscal 2005, the Celera group recorded pre-tax charges totaling $4.5 million related to our decision to discontinue promotion of products and most operations of Paracel, Inc., a business we acquired in fiscal 2000. Paracel developed high-performance genomic data and text analysis systems for the pharmaceutical, biotechnology, information services, and government markets. Due to a shift in focus, Paracel was no longer deemed strategic to the overall business. The charge consisted of $1.1 million for severance and benefit costs, $1.7 million for excess facility lease expenses and asset impairments, and $1.7 million in cost of sales for the impairment of inventory. The charge for excess facility lease expenses and asset impairments was primarily for a revision to an accrual initially recorded in fiscal 2002 for the estimated cost of excess facility space for a lease that extends through fiscal 2011 and to write-off related fixed assets.

As of March 31, 2005, the majority of the affected Paracel employees had been terminated. Substantially all cash payments related to these terminations had been made as of June 30, 2005. During fiscal 2007, we made net cash payments of $1.7 million related to the excess lease space charge. The cash expenditures were funded by available cash. The remaining net cash expenditures related to this charge of approximately $2.7 million are expected to be disbursed by fiscal 2011. The modest expenses related to the closure of the Paracel business

and completion of remaining service obligations during fiscal 2006 did not have a material impact on the Celera group's fiscal 2006 operating results.

In fiscal 2005, the Celera group recorded a pre-tax charge of $3.4 million related to the Online/Information Business, an information products and service business. The Celera group realigned its organization based on a change in its business focus and, as part of this realignment, the Online/Information Business was determined to be non-strategic. The pre-tax charge of $3.4 million consisted of $1.8 million for severance and benefit costs and $1.6 million for asset impairments, primarily related to information-technology leases. As of June 30, 2005, all affected employees had been notified and by the end of the first quarter of fiscal 2006, all had been terminated. In fiscal 2006, the Celera group recorded a pre-tax benefit of $0.2 million for a reduction in anticipated severance and benefit costs. All cash expenditures related to this action had been disbursed by the end of fiscal 2006. The impact of the Celera group's determination that the Online/Information Business was not strategic has been reflected in the Celera group's financial results over the past several years.

During fiscal 2005, the Celera group completed the sale of its Rockville, Maryland facilities and recorded a $3.6 million pre-tax favorable adjustment to an impairment charge recorded in fiscal 2004.

Other Events Impacting Comparability

Revenue from the sales of small molecule programs

In fiscal 2007, the Celera group recorded $2.5 million in net revenues from the sale of a small molecule drug discovery and development program to Schering AG. The Celera group had recorded an initial $2.5 million in fiscal 2006 when the agreement for the sale of the program was executed. Additionally in fiscal 2006, the Celera group recorded $6.1 million in net revenues from the sales of other small molecule drug discovery and development programs, primarily to Pharmacyclics, Inc.

Asset dispositions and legal settlements

The following items have been recorded in the Consolidated Statements of Operations in asset dispositions and legal settlements.

Fiscal 2007

In the fourth quarter of fiscal 2007, the Applied Biosystems group recorded a pre-tax benefit of $3.5 million from the receipt of past royalties from Bio-Rad Laboratories, Inc. under new and newly amended patent licenses. Also in fiscal 2007, the Applied Biosystems group recorded a $4.8 million pre-tax benefit related to the settlement of a patent infringement claim, a $3.0 million pre-tax benefit related to our collection from a third party of a portion of its liability relative to our settlement of a prior legal dispute, and a $9.1 million pre-tax charge related to a settlement agreement entered into with another company which resolved outstanding legal disputes with that company. The Celera group recorded a $2.4 million pre-tax benefit in fiscal 2007 related to the settlement of a litigation matter associated with the former Online/Information Business.

Fiscal 2006

In fiscal 2006, we recorded a pre-tax charge of $35.0 million as a result of a settlement to resolve all outstanding legal disputes with Beckman Coulter regarding claims to some patented capillary electrophoresis and heated cover instrumentation technology. The Applied Biosystems group made the $35.0 million payment to Beckman Coulter in the fourth quarter of fiscal 2006 for rights to some Beckman Coulter technology and for the release of any and all claims of infringement relating to DNA sequencer and thermal cycler products. Commencing in July 2006, Beckman Coulter began making quarterly payments which will total $20.0 million over ten quarters to the Celera group for diagnostic rights to some Applera technology.

Also in fiscal 2006, we recorded a benefit and received the sum of $33.4 million related to a settlement agreement involving U.S. patent infringement claims brought by us against Bio-Rad and MJ Research, Inc. (acquired by Bio-Rad after the commencement of litigation.) The settlement also resolved litigation brought by Bio-Rad against us for patent and trademark infringement, and counterclaims by us against Bio-Rad.

Additionally in fiscal 2006, we recorded a $26.6 million pre-tax charge related to an award in an arbitration proceeding with Amersham Biosciences, now GE Healthcare, and a litigation matter. We recorded the pre-tax charge as follows: $25.9 million at the Applied Biosystems group and $0.7 million at the Celera group. We paid all amounts related to the arbitration matter in January 2006. The arbitration matter involved the interpretation of a license agreement relating to DNA sequencing reagents and kits. Amersham had alleged, among other things, that the Applied Biosystems group had underpaid royalties under the license agreement. The arbitrator awarded Amersham past damages based on an increase in royalty rates for some of its DNA sequencing enzymes and kits that contain those enzymes, plus interest, fees, and other costs. As a result of this decision, the Applied Biosystems group recorded a pre-tax charge of $23.5 million in fiscal 2006, $22.6 million of which was recorded in asset dispositions and legal settlements.

In fiscal 2006, the Applied Biosystems group recorded a pre-tax gain of $16.9 million from the sale of a vacant facility in Connecticut. This facility was previously used for manufacturing and administration.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded a net pre-tax gain of $29.7 million from the sale of intellectual property, manufacturing inventory, and research and development assets related to the expansion of the scope of the Applied Biosystems/MDS SCIEX Instruments joint venture. Under the terms of the transaction, we received $8.0 million in cash and a $30.0 million note receivable for a 50 percent interest in intellectual property assets related to current Applied Biosystems MALDI TOF mass spectrometry systems and next-generation product-related manufacturing and research and development assets. The note receivable is due in 5 years, of which $6.0 million was paid in October 2006 and $8.0 million will be payable in October 2007, 2008, and 2009.

Also in fiscal 2005, the Applied Biosystems group received a payment of $8.5 million from Illumina, Inc. in connection with the termination of a joint development agreement and settlement of patent infringement and breach of contract claims.

Investments

The Celera group recorded pre-tax gains of $7.6 million in gain (loss) on investments, net in fiscal 2006 from the sale of non-strategic minority equity investments.

Tax items

Fiscal 2007

In the fourth quarter of fiscal 2007, the Applied Biosystems group recorded a net tax benefit of $6.9 million primarily related to foreign tax settlements and a reduction of foreign valuation allowances. The valuation allowance release was due to management's reassessment of the future realization of deferred tax assets based on revised forecasted foreign income. Also in fiscal 2007, we recorded tax benefits of $8.5 million, primarily resulting from a $6.1 million valuation allowance release. The valuation allowance release was due to management's reassessment of the future realization of foreign tax credits. Tax benefits identified during the tax return preparation accounted for the remaining tax benefits of $2.4 million. $8.1 million of the tax benefits was recorded at the Applied Biosystems group and $0.4 million was recorded at the Celera group.

In December 2006, the President of the United States signed the Tax Relief and Health Care Act of 2006, which extended the R&D tax credit from January 1, 2006 through December 31, 2007. The Applied Biosystems group and the Celera group included the estimated benefit of the current year R&D tax credit in the fiscal 2007 estimated annual effective tax rate. In addition, the Celera group recorded a tax benefit of $1.0 million in fiscal 2007 related to the R&D tax credit generated between January 1, 2006 and June 30, 2006.

Also, in fiscal 2007, the Applied Biosystems group recorded a tax benefit of $8.8 million related to a reduction in the valuation allowance for German net operating loss carryforwards.

Fiscal 2006

In fiscal 2006, the Applied Biosystems group recorded a tax benefit of $13.5 million related to the resolution of transfer pricing matters in Japan. Additionally, the Applied Biosystems group recorded a net tax charge of $26.6 million related to repatriation of foreign earnings. Also in fiscal 2006, the Applied Biosystems group recorded tax benefits of $63.3 million related to a completed Internal Revenue Service ("IRS") exam, state valuation allowance reversal, and R&D credits. The IRS completed the audit of Applera for the fiscal years 1996 through 2003 and, as a result, the Applied Biosystems group recorded favorable adjustments of $32.2 million to existing tax liabilities. A net of federal tax $24.8 million increase in the net state deferred tax assets primarily related to a reduction in valuation allowance and the write-off of some state deferred tax assets. The reduction in the valuation allowance was due to management's reassessment of the future realization of deferred tax assets based on revised forecasted taxable income which includes the impacts of a change in the apportionment of income to California, a reduction in R&D spending, and increased revenues and profits from our worldwide operations. Also, Applera completed its assessment of fiscal years 2001 through 2004 R&D activities and, as a result, the Applied Biosystems group recorded a net benefit of $6.3 million for additional R&D credits.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded tax benefits of $23.5 million primarily related to additional U.S. R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters. Also during fiscal 2005, the Celera group recorded a tax benefit of $2.2 million related to additional U.S. R&D tax credits.

Discussion of Applera Corporation's Consolidated Operations

Results of Operations— 2007 Compared with 2006

(Dollar amounts in millions)	2007	2006	% Increase/ (Decrease)
Net revenues	**$2,132.5**	$1,949.4	**9.4%**
Cost of sales	**951.5**	881.2	**8.0%**
Gross margin	**1,181.0**	1,068.2	**10.6%**
SG&A expenses	**622.7**	584.5	**6.5%**
R&D	**254.0**	271.4	**(6.4%)**
Amortization of purchased intangible assets	**11.2**	5.9	**89.8%**
Employee-related charges, asset impairments and other	**10.3**	26.6	**(61.3%)**
Asset dispositions and legal settlements	**(4.6)**	11.2	**(141.1%)**
Acquired research and development	**114.3**	3.4	
Operating income	**173.1**	165.2	**4.8%**
Gain on investments, net	**0.2**	7.6	**(97.4%)**
Interest income, net	**43.2**	37.1	**16.4%**
Other income (expense), net	**6.8**	5.3	**28.3%**
Income before income taxes	**223.3**	215.2	**3.8%**
Provision for income taxes	**72.5**	2.7	
Income from continuing operations	**$ 150.8**	$ 212.5	**(29.0%)**
Percentage of net revenues:			
Gross margin	**55.4%**	54.8%	
SG&A expenses	**29.2%**	30.0%	
R&D	**11.9%**	13.9%	
Operating income	**8.1%**	8.5%	
Effective income tax rate	**32.5%**	1.3%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2007 and 2006:

(Dollar amounts in millions)	2007	2006
Charge included in income before income taxes	**$(117.5)**	$(24.9)
Benefit for income taxes	**(26.4)**	(57.3)

Income from continuing operations decreased for fiscal 2007 primarily due to the previously described events impacting comparability, in particular the acquired research and development charge and the events described under tax items, and higher SG&A expenses, partially offset by higher net revenues and lower R&D expenses. The net effect of foreign currency on our income from continuing operations was a benefit of approximately $21 million as compared to the prior year. Read our discussion of segments for information on their financial results.

Net revenues, which include the favorable effects of foreign currency, increased in fiscal 2007 compared with the prior year. Revenues for fiscal 2007 included a favorable impact of approximately 2% related to the Ambion acquisition, which was effective March 1, 2006. The effect of foreign currency increased net revenues by approximately 2% during fiscal 2007.

- Net revenues increased at the Applied Biosystems group, driven by strength in the Real-Time PCR/Applied Genomics product category, primarily due to higher sales of consumables products, and in the Mass Spectrometry product category, led by sales of the API triple quad, Q TRAP®, and QSTAR® systems and increased instrument service contract revenue. Higher sales of DNA sequencing consumables and increased instrument service contract revenue contributed to the growth in the DNA Sequencing product category.
- Net revenues decreased at the Celera group, primarily due to lower revenues from the sales of small molecule drug discovery and development programs and lower equalization payments from Abbott in fiscal 2007. Additionally, revenues in fiscal 2006 included the discontinued Online/Information and Paracel businesses. Partially offsetting these decreases were higher diagnostic-related licensing and royalty revenues, including licensing revenue from Beckman Coulter, and higher product sales in fiscal 2007.

Net revenues increased 4.4% in the U.S., 14.8% in Europe, 9.3% in Asia Pacific, and 22.4% in other markets compared with the prior fiscal year. In Europe, the effect of foreign currency increased revenues by approximately 5% during fiscal 2007 as compared to the prior year period. Excluding the effects of foreign currency, revenues increased by approximately 10% in Europe, primarily as a result of sales of DNA sequencing consumables, Ambion products, low to medium throughput genetic analyzers, API triple quad systems, Q TRAP systems, and TaqMan® Gene Expression Assay products. Sales in the U.S. increased primarily due to sales of Ambion products, API triple quad systems, a U.S. Department of Defense contract for an instrument system, Real-Time PCR consumables, human identification consumables, and TaqMan Gene Expression Assay products. This growth was partially offset by lower sales of genetic analyzers. Revenues in Asia Pacific, other than Japan, increased by approximately 21% in fiscal 2007 as compared to the prior year led by growth in China. From a product perspective, revenue increased due to higher sales of low throughput real-time PCR instruments, Q TRAP systems, human identification consumables, DNA Sequencing consumables, and Ambion products. Revenues in Japan in fiscal 2007 increased by approximately 2% as compared to the prior year period, including unfavorable foreign currency effects of approximately 1%.

The higher gross margin percentage in fiscal 2007 compared to fiscal 2006 was primarily due to improved vendor pricing related to enzymes, the favorable effects of foreign currency, higher contract revenues, and improved service margins, all at the Applied Biosystems group,

partially offset by increased royalty costs as a result of recent legal settlements and decreased royalty revenues due in part to the settlement with Bio-Rad, both at the Applied Biosystems group. The improvement in service margins at the Applied Biosystems group was primarily driven by improved efficiency of the field service organization and growth in the volume of service contracts.

SG&A expenses for fiscal 2007 increased over the prior fiscal year primarily due to operating and integration costs of approximately $18 million related to Ambion, higher employee-related costs of approximately $17 million, which included increases related to sales commissions, and strategic investments of approximately $11 million to support growth in China, North America, and Europe, all at the Applied Biosystems group. This increase was partially offset by lower legal expenses of approximately $14 million, including a reversal of a $5 million accrual related to settled litigation recorded in fiscal 2006.

R&D expenses decreased for fiscal 2007 compared to fiscal 2006 primarily as a result of the Celera group's decision to exit small molecule drug discovery and development as well as a reduction in costs incurred at the Applied Biosystems group in fiscal 2006 for R&D projects that were either completed or not continued in fiscal 2007. This decrease was partially offset by costs associated with the development of an advanced genetic analysis platform related to the APG acquisition, increased costs related to Ambion, and the U.S. Department of Defense contract awarded to the Applied Biosystems group in August 2006.

Interest income, net increased during fiscal 2007 compared to fiscal 2006 primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments. The lower cash and cash equivalents and short-term investments were primarily the result of share repurchases in fiscal 2007, the acquisition of Ambion in March 2006, and the acquisition of APG in July 2006.

The increase in the effective tax rate for fiscal 2007 was primarily due to the previously described events impacting comparability, including the events described under tax items. An analysis of the differences between the federal statutory income tax rate and the effective income tax rate is provided in Note 4 to our consolidated financial statements.

Results of Operations— 2006 Compared with 2005

(Dollar amounts in millions)	2006	2005	% Increase/ (Decrease)
Net revenues	$1,949.4	$1,845.1	5.7%
Cost of sales	881.2	848.6	3.8%
Gross margin	1,068.2	996.5	7.2%
SG&A expenses	584.5	525.4	11.2%
R&D	271.4	330.6	(17.9%)
Amortization of purchased intangible assets	5.9	4.2	40.5%
Employee-related charges, asset impairments and other	26.6	34.4	(22.7%)
Asset dispositions and legal settlements	11.2	(38.2)	(129.3%)
Acquired research and development	3.4		
Operating income	165.2	140.1	17.9%
Gain on investments, net	7.6		
Interest income, net	37.1	28.8	28.8%
Other income (expense), net	5.3	4.5	17.8%
Income before income taxes	215.2	173.4	24.1%
Provision for income taxes	2.7	13.6	(80.1%)
Net income	$ 212.5	$ 159.8	33.0%
Percentage of net revenues:			
Gross margin	54.8%	54.0%	
SG&A expenses	30.0%	28.5%	
R&D	13.9%	17.9%	
Operating income	8.5%	7.6%	
Effective income tax rate	1.3%	7.8%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2006 and 2005:

(Dollar amounts in millions)	2006	2005
Income (charge) included in income before income taxes	$ (24.9)	$ 2.1
Benefit for income taxes	(57.3)	(24.8)

Net income increased for fiscal 2006 primarily due to the previously described events impacting comparability, including $50.2 million of net tax benefits, higher net revenues at the Applied Biosystems group, lower R&D expenses, and higher interest income. Partially offsetting this increase were higher SG&A expenses at the Applied Biosystems group and lower net revenues at the Celera group. The net effect of foreign currency decreased net income in fiscal 2006 by approximately $3 million as compared to the prior year. Read our discussion of segments for information on their financial results.

Net revenues in fiscal 2006, which include the unfavorable effects of foreign currency, increased compared with the prior year. Revenues for fiscal 2006 included a favorable impact of approximately 1% related to the Ambion acquisition, which was effective March 1, 2006. The effect of foreign currency decreased net revenues by approximately 1% during fiscal 2006.

- Net revenues increased at the Applied Biosystems group, driven by strength in the Real-Time PCR/Applied Genomics and Mass Spectrometry product categories. Revenues for fiscal 2006 included higher licensing and royalty revenues of approximately $26 million in comparison to fiscal 2005, driven primarily by Real-Time PCR instrumentation license issuance fees and expanded licensing initiatives. Of the $26 million increase, approximately $11 million related to one-time licensing fees.
- Net revenues decreased at the Celera group, primarily as a result of discontinuation of the Online/Information Business and the operations of Paracel, partially offset by revenues from the sale of small molecule programs.

Net revenues increased 7.8% in the U.S., 6.7% in Europe, and 5.7% in other markets, and decreased 1.7% in Asia Pacific compared with the prior fiscal year. The effect of foreign currency decreased revenues by approximately 3% in Europe and 3% in Asia Pacific during fiscal 2006 as compared to fiscal 2005. Excluding the effects of foreign currency, European revenues increased primarily as a result of sales of MALDI TOF/TOF systems, TaqMan Gene Expression Assay products, Ambion-related products, API triple quad systems, and human identification products used in forensics. During fiscal 2006, revenues in Japan declined approximately 10% compared to the prior fiscal year, approximately half due to unfavorable foreign currency effects and the other half due to the discontinuation of the Online/Information Business at the Celera group. Revenues in other Asia Pacific countries increased by approximately 13%, including unfavorable foreign currency effects of approximately 1%, as compared to the prior year. This increase was primarily due to sales of Mass Spectrometry Q TRAP systems, low to medium throughput genetic analyzers, and human identification products. Sales in the U.S. increased primarily due to sales of API triple quad systems, Ambion-related products, TaqMan Gene Expression Assay products, and increased royalty and licensing revenues.

The higher gross margin percentage in fiscal 2006 compared to fiscal 2005 was driven primarily by Real-Time PCR instrumentation license issuance fees, royalty payments, decreased software amortization, and improved service margins. Service margins at the Applied Biosystems group improved for fiscal 2006 primarily driven by pricing on selected billable parts and growth in the volume of service contracts. Additionally, gross margin was favorably impacted by manufacturing productivity improvements and a favorable product mix of relatively higher margin Real-Time PCR/Applied Genomics products. Partially offsetting these increases were lower Online/Information Business revenues at the Celera group and higher royalty expenses at the Applied Biosystems group.

SG&A expenses for fiscal 2006 increased over the prior fiscal year due primarily to increased employee-related costs and sales force investments of approximately $33 million at the Applied Biosystems group and increased spending of approximately $21 million at the Applied Biosystems group, which was comprised of: costs related to strategic investments in China and other initiatives; the development of, and enhancements to, the Applied Biosystems Portal; and Ambion-related expenses. The Applied Biosystems group has established an electronic commerce, or "e-commerce," Internet web site which the Applied Biosystems group refers to as the "Applied Biosystems Portal." This increase was partially offset by the favorable effects of foreign currency and lower legal expenses of approximately $10 million at the Applied Biosystems group and lower expenses due to the discontinuation of the Online/Information Business.

R&D expenses decreased for fiscal 2006 compared to fiscal 2005 primarily as a result of the Celera group's decision to exit small molecule drug discovery and development and the discontinuation of the Online/Information Business. Also contributing to the decrease was cost savings realized from the integration in fiscal 2005 of the MALDI TOF product line into the Applied Biosystems/MDS SCIEX Instruments joint venture with MDS Inc., partially offset by higher employee-related expenses at the Applied Biosystems group, including those associated with the acquisition of Ambion.

Interest income, net increased during fiscal 2006 compared to fiscal 2005 primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments. The lower cash and cash equivalents and short-term investments were primarily the result of share repurchase activity and the acquisition of Ambion.

Other income, net for fiscal 2006 increased in comparison to the prior fiscal year primarily due to higher benefits associated with our foreign currency risk management program in fiscal 2006. Other income, net for fiscal 2005 included a non-recurring receipt of $1.0 million related to a financing activity for a non-strategic investment and the write-down of an investment acquired as part of the Axys Pharmaceuticals, Inc. acquisition in fiscal 2002.

The decrease in the effective tax rate for fiscal 2006 was primarily due to the previously described events impacting comparability, including the events described under tax items.

Applera Corporation

Discussion of Consolidated Financial Resources and Liquidity

We had cash and cash equivalents and short-term investments of $1,056.0 million at June 30, 2007, and $943.4 million at June 30, 2006. We maintain a $200

million unsecured revolving credit agreement with four banks that matures on May 25, 2012, under which there were no borrowings outstanding at June 30, 2007. This credit agreement replaced a $200 million unsecured revolving credit agreement that was scheduled to mature on April 15, 2010, under which there were no borrowings outstanding at June 30, 2006. Cash provided by operating activities has been our primary source of funds over the last three fiscal years.

In April 2007, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera-Applied Biosystems stock. This authorization has no time restrictions and delegates to management discretion to purchase shares at times and prices it deems appropriate through open market purchases, privately negotiated transactions, tender offers, exchange offers, or otherwise. Subsequently, on August 8, 2007, we announced that our board of directors increased this authorization to $1.2 billion, which at market prices on that date represented approximately 20% of the outstanding shares of Applera-Applied Biosystems stock, or double the authorization prior to the increase. We anticipate repurchasing $600 million of the shares as soon as practicable through a tender offer or accelerated share repurchase, with the balance to come from open market purchases or privately negotiated transactions over the 12 to 18 months following the announcement, subject to market conditions.

In July 2005, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera-Applied Biosystems stock, and in January 2006, we announced that our board of directors authorized the repurchase of up to an additional 5 million shares of Applera-Applied Biosystems stock. The repurchases announced in July 2005 and January 2006 were completed in fiscal 2006. The authorizations referred to in this and the preceding paragraph supplement the board's standing authorization to replenish shares of Applera-Applied Biosystems stock issued under our employee stock benefit plans.

We believe that existing funds, cash generated from operations, and existing sources of debt financing are more than adequate to satisfy our normal operating cash flow needs, planned capital expenditures, acquisitions, authorized share repurchases, and dividends for the next twelve months and for the foreseeable future.

(Dollar amounts in millions)	**2007**	2006
Cash and cash equivalents	**$ 323.2**	$ 434.2
Short-term investments	**732.8**	509.2
Total cash and cash equivalents and short-term investments	**$1,056.0**	$ 943.4
Working capital	**1,215.4**	1,018.7

Cash and cash equivalents decreased in fiscal 2007 from June 30, 2006, as cash expenditures for the acquisition of APG, share repurchases, the purchase of capital and other assets, the purchase of available-for-sale investments, net of sales and maturities, and the payment of dividends, exceeded cash generated from operating activities and proceeds from stock issuances.

Cash and cash equivalents decreased in fiscal 2006 as cash expenditures for the repurchase of Applera-Applied Biosystems stock, the acquisition of Ambion, the purchase of capital and other assets, and the payment of dividends exceeded cash generated from operating activities, proceeds from the sales and maturities of available-for-sale investments, net of purchases, and proceeds from stock issuances.

Net cash flows of continuing operations for the fiscal years ending June 30 were as follows:

(Dollar amounts in millions)	**2007**	2006	2005
Net cash from operating activities	**$ 341.1**	$ 274.9	$216.4
Net cash from investing activities	**(405.0)**	(155.5)	52.2
Net cash from financing activities	**(63.3)**	(461.5)	11.4
Effect of exchange rate changes on cash	**16.2**	(3.0)	(8.9)

Operating activities

The increase in net cash provided from operating activities for fiscal 2007 compared to fiscal 2006 resulted primarily from higher income-related cash flows and a lower use of cash in accounts payable and other liabilities, partially offset by a higher use of cash in accounts receivable and prepaid expenses and other assets. The lower use of cash in accounts payable and other liabilities resulted primarily from a voluntary contribution of approximately $31 million to our pension plans in fiscal 2006, the payment of approximately $58 million related to the previously discussed Amersham and Beckman Coulter legal matters also in fiscal 2006, and lower severance and excess lease payments at the Applied Biosystems group in fiscal 2007, partially offset by the timing of vendor payments at the Applied Biosystems group. At the Celera group, working capital benefited from the decisions to exit small molecule drug discovery and development in fiscal 2006 and discontinue the Online/Information business in fiscal 2005. The higher use of cash in accounts receivables at the Applied Biosystems group was due to increased sales. The higher use of cash in prepaid expenses and other assets in fiscal 2007 primarily resulted from the timing of the receipts of dividends and distributions related to the Applied Biosystems group's joint venture activities, partially offset by the collection of non-trade receivables also related to joint venture activities in fiscal 2007.

The increase in net cash provided from operating activities for fiscal 2006 compared to fiscal 2005 resulted primarily from higher income-related cash flows, including the $33 million Bio-Rad settlement, partially offset by a higher use of cash primarily related to a decrease in accounts payable and other liabilities. The decrease in accounts payable and other liabilities was primarily due to a voluntary contribution of approximately $31 million to our pension plans in fiscal 2006, the payment of approximately $58 million related to the previously

discussed Amersham and Beckman Coulter legal matters, partially offset by the timing of royalty payments, a higher compensation-related accrual in fiscal 2006, and lower income tax payments at the Applied Biosystems group in fiscal 2006. Partially offsetting this higher use of cash in fiscal 2006 was a decrease in prepaid expenses and other assets due in part to a decrease in a non-trade receivable related to the Applied Biosystems group's joint venture activities. In fiscal 2006 compared to fiscal 2005, working capital at the Celera group benefited primarily from a lower decrease in accounts payable and other liabilities, in part due to the discontinuation of the Online/Information Business. Partially offsetting this lower decrease were lower liabilities as a result of its decision to exit the small molecule programs and higher severance and lease payments.

Investing activities

Capital expenditures, net of disposals, were $62.6 million in fiscal 2007, $46.1 million in fiscal 2006, and $93.9 million in fiscal 2005. Fiscal 2007 included expenditures for facility renovations in Foster City, California, the opening of new application support centers in Shanghai, China, and Foster City, California, and purchases of computer, production and laboratory equipment at the Applied Biosystems group. Fiscal 2006 included expenditures for the development of, and enhancements to, the Applied Biosystems Portal of approximately $8 million. Additionally, fiscal 2006 capital expenditures included purchases of production equipment, testing and laboratory equipment, computer equipment, and computer software and licenses at the Applied Biosystems group. Fiscal 2007 and 2006 capital expenditures at the Celera group consisted of equipment purchases and leasehold improvements, the majority of which related to our diagnostics business.

Fiscal 2005 capital expenditures included $42 million to purchase several buildings at the Applied Biosystems group's Foster City, California location. Additionally, fiscal 2005 capital expenditures included purchases of production equipment, testing and laboratory equipment for the Applied Biosystems group's facilities, as well as computer equipment purchases at the Applied Biosystems group, and equipment purchases used to support the therapeutics business and improvements made to facilities at the Celera group.

In fiscal 2007, purchases exceeded the proceeds received from the sales and maturities of available-for-sale investments. In fiscal 2006 and 2005, cash was generated from the sales and maturities, net of purchases, of available-for-sale investments. In July 2006, we acquired APG for approximately $121 million, including transaction costs, and in March 2006, we acquired Ambion for approximately $279 million, including transaction costs. Both of these acquisitions are described in Note 3 to our consolidated financial statements. In fiscal 2006, we sold a vacant facility in Connecticut and our San Jose, California facility and received net proceeds of approximately $26 million. In fiscal 2006, the Celera group received proceeds of $9.5 million primarily related to the sale of non-strategic minority equity investments. In fiscal 2005, the Celera group received proceeds of $42.4 million from the sale of its facilities in Rockville, Maryland. Fiscal 2005 included the maturation of non-callable U.S. government obligations, pledged as collateral for the 8% senior secured convertible notes assumed in connection with the acquisition of Axys. A portion of the proceeds from the principal and interest received from these U.S. government obligations was used to fund the interest and principal payments under the notes. Fiscal 2005 also included approximately $7 million in proceeds received from MDS representing the first installment payment related to the previously discussed sale of MALDI TOF assets, net of expenses.

Financing activities

Fiscal 2007 included four dividend payments on Applera-Applied Biosystems stock compared to three payments in fiscal 2006 and four payments in fiscal 2005 due to the timing of the payment dates. In fiscal 2005, we repaid the remaining principal amount of the 8% senior secured convertible notes assumed in connection with the Axys acquisition of approximately $6 million. These notes matured in October 2004. We repurchased the following shares of Applera–Applied Biosystems stock for the fiscal years ended June 30:

(Dollars and shares in millions)	Number of Shares Repurchased	Purchase Price
2007	**5.2**	**$168.6**
2006	24.5	601.9
2005	0.3	6.1

Contractual Obligations

Our significant contractual obligations at June 30, 2007, and the anticipated payments under these obligations were as follows:

		Payments by Period			
(Dollar amounts in millions)	Total	2008	2009 – 2010	2011 – 2012	Thereafter
Minimum operating lease payments [(a)]	**$132.0**	**$36.6**	**$49.6**	**$21.5**	**$24.3**
Purchase obligations [(b)]	**137.5**	**92.5**	**32.6**	**9.3**	**3.1**
Other long-term liabilities [(c)]	**39.2**	**2.6**	**2.2**	**1.4**	**33.0**
Total	**$308.7**	**$131.7**	**$84.4**	**$32.2**	**$60.4**

(a) Refer to Note 10 to our consolidated financial statements for further information.
(b) Purchase obligations are entered into with various vendors in the normal course of business, and include commitments related to capital expenditures, R&D arrangements and collaborations, license agreements, and other services.
(c) We have excluded deferred revenues as they have no impact on our future liquidity. We have also excluded deferred tax liabilities and obligations connected with our pension and postretirement plans and other foreign employee-related plans, as they are not contractually fixed as to timing and amount. See Note 5 to our consolidated financial statements for more information on these plans.

For additional information regarding our financial obligations and commitments, see Notes 9 and 10 to our consolidated financial statements.

Discussion of Segments' Operations, Financial Resources and Liquidity

Applied Biosystems Group

Results of Operations— 2007 Compared with 2006

(Dollar amounts in millions)	2007	2006	% Increase/ (Decrease)
Net revenues	**$2,093.5**	$1,911.2	**9.5%**
Cost of sales	**936.2**	866.4	**8.1%**
Gross margin	**1,157.3**	1,044.8	**10.8%**
SG&A expenses	**593.0**	548.4	**8.1%**
R&D	**203.9**	180.3	**13.1%**
Amortization of purchased intangible assets	**11.2**	4.8	**133.3%**
Employee-related charges, asset impairments and other		0.4	**(100.0%)**
Asset dispositions and legal settlements	**(2.2)**	10.5	**(121.0%)**
Acquired research and development	**114.3**	3.4	
Operating income	**237.1**	297.0	**(20.2%)**
Gain on investments, net	**0.2**		
Interest income, net	**15.4**	14.7	**4.8%**
Other income (expense), net	**6.3**	5.5	**14.5%**
Income before income taxes	**259.0**	317.2	**(18.3%)**
Provision for income taxes	**88.1**	42.1	**109.3%**
Income from continuing operations	**$ 170.9**	$ 275.1	**(37.9%)**
Percentage of net revenues:			
Gross margin	**55.3%**	54.7%	
SG&A expenses	**28.3%**	28.7%	
R&D	**9.7%**	9.4%	
Operating income	**11.3%**	15.5%	
Effective income tax rate	**34.0%**	13.3%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2007 and 2006:

(Dollar amounts in millions)	2007	2006
Charge included in income before income taxes	**$(112.1)**	$(14.3)
Benefit for income taxes	**(23.0)**	(54.0)

Income from continuing operations decreased in fiscal 2007 compared to the prior year primarily due to the previously described events impacting comparability, in particular the acquired research and development charge and the events described under tax items, and higher operating expenses, partially offset by higher net revenues. The net effect of foreign currency on income from continuing operations was a benefit of approximately $21 million in fiscal 2007 as compared to the prior fiscal year.

Revenues – overall summary

The following table sets forth the Applied Biosystems group's revenues by product categories for the fiscal years ended June 30:

(Dollar amounts in millions)	2007	2006	% Increase/ (Decrease)
DNA Sequencing	**$ 557.6**	$ 539.9	**3%**
% of total revenues	***27%***	*29%*	
Real-Time PCR/Applied Genomics	**704.6**	600.4	**17%**
% of total revenues	***34%***	*31%*	
Mass Spectrometry	**525.4**	465.3	**13%**
% of total revenues	***25%***	*24%*	
Core PCR & DNA Synthesis	**190.5**	198.4	**(4%)**
% of total revenues	***9%***	*10%*	
Other Product Lines	**115.4**	107.2	**8%**
% of total revenues	***5%***	*6%*	
Total	**$2,093.5**	$1,911.2	**10%**

Revenues for fiscal 2007 included a favorable impact of approximately 2% related to the Ambion acquisition, which was effective March 1, 2006. The effect of foreign currency increased net revenues in fiscal 2007 by approximately 2% as compared to the prior year.

Real-Time PCR/Applied Genomics:

- Revenues in the Real-Time PCR/Applied Genomics product category increased primarily due to higher sales of consumables products, largely due to the acquisition of Ambion. Sales of TaqMan Gene Expression Assay products used in academic, clinical research and agricultural biotechnology settings, sequence detection systems consumables, human identification kits used in forensics, and low-throughput real-time PCR instruments also contributed to the product category growth.
- Real-Time PCR continued to grow in all sectors as an application for both genotyping and gene expression. On the instrument side, the category grew in quality and safety testing applications within the applied markets, especially in food and environmental testing. Ambion revenues continued to increase above the market growth rate for RNA reagents.

Mass Spectrometry:

- Mass Spectrometry revenue growth for fiscal 2007 was led by sales of API triple quad, Q TRAP, and QSTAR systems, as well as increased instrument service contract revenue. We believe public health and private industry laboratories adopted high-performance triple quad Mass Spectrometry systems to meet stricter regulations for food, forensics, and environmental testing. Regulatory changes were driven by increased public awareness of safety issues. Demand for

instruments was also driven by traditional pharmaceutical and contract research organizations ("CRO") customers.

DNA Sequencing:

- Revenues in the DNA Sequencing product category increased due to higher sales of DNA sequencing consumables and instrument service contract revenue. Our DNA Sequencing business grew modestly in fiscal 2007 after four years of consecutive declines. We believe that the usage of CE, or capillary electrophoresis, technology remained, and will continue to remain, vital for applications such as medical sequencing and forensics, as well as newer applications including DNA methylation studies. During fiscal 2007, we shipped DNA sequencers to more than 50 new forensics laboratories in China and Russia, and we expect continuing reagent sales related to these shipments as well as additional system shipments in fiscal 2008.
- Consumables growth was driven by the increased use of consumables from existing customers.

Revenue by sources

The following table sets forth the Applied Biosystems group's revenues by sources for the fiscal years ended June 30:

(Dollar amounts in millions)	2007	2006	% Increase/ (Decrease)
Instruments	**$ 889.3**	$ 836.3	**6.3%**
Consumables	**842.0**	734.6	**14.6%**
Other sources	**362.2**	340.3	**6.4%**
Total	**$2,093.5**	$1,911.2	**9.5%**

Instruments

For fiscal 2007, instrument revenues increased as compared to the prior year primarily due to higher sales in both the Mass Spectrometry and Real-Time PCR/Applied Genomics product categories. Contributing to the increased sales in the Mass Spectrometry category were sales of the API triple quad, Q TRAP, and QSTAR systems. The Real-Time PCR/Applied Genomics category increased primarily as a result of higher sales of low throughput real-time PCR instruments for core research and applied market applications.

Consumables

The increase in consumables sales in fiscal 2007 primarily reflected the strength of Real-Time PCR/Applied Genomics consumable sales. These sales increased primarily as a result of the acquisition of Ambion, higher sales of TaqMan Gene Expression Assay products, human identification kits used in forensics, and sequence detection systems consumables. Also favorably impacting consumables revenues were higher sales of DNA sequencing consumables.

Other sources

Revenues from other sources, which included service and support, royalties, licenses, and contract research, increased for fiscal 2007 due to higher service and support and contract research revenues, which were partially offset by lower royalty and licensing revenues in part due to the Bio-Rad settlement in fiscal 2006. Contract research revenues for fiscal 2007 included a U.S. Department of Defense contract for an instrument system that was terminated in June 2007 for the convenience of the government.

Revenues by geographic area

The following table sets forth the Applied Biosystems group's revenues by geographic area for the fiscal years ended June 30:

(Dollar amounts in millions)	2007	2006	% Increase/ (Decrease)
United States	**$ 894.3**	$ 855.1	**4.6%**
Europe	**738.6**	643.6	**14.8%**
Asia Pacific	**371.4**	339.7	**9.3%**
Other markets	**89.2**	72.8	**22.5%**
Total	**$2,093.5**	$1,911.2	**9.5%**

In Europe, the effect of foreign currency increased revenues by approximately 5% during fiscal 2007 as compared to the prior year period. Excluding the effects of foreign currency, revenues increased by approximately 10% in Europe, primarily as a result of sales of DNA sequencing consumables, Ambion products, low to medium throughput genetic analyzers, API triple quad systems, Q TRAP systems, and TaqMan Gene Expression Assay products. Sales in the U.S. increased primarily due to sales of Ambion products, API triple quad systems, a U.S. Department of Defense contract for an instrument system, Real-Time PCR consumables, human identification consumables, and TaqMan Gene Expression Assay products. This growth was partially offset by lower sales of genetic analyzers. Revenues in Asia Pacific, other than Japan, increased by approximately 21% in fiscal 2007 as compared to the prior year led by growth in China. From a product perspective, revenue increased due to higher sales of low throughput real-time PCR instruments, Q TRAP systems, human identification consumables, DNA Sequencing consumables, and Ambion products. Revenues in Japan in fiscal 2007 increased by approximately 2% as compared to the prior year period, including unfavorable foreign currency effects of approximately 1%.

Gross margin, as a percentage of net revenues, increased for fiscal 2007 over the prior year primarily due to improved vendor pricing related to enzymes, the favorable effects of foreign currency, higher contract revenues due in part to the U.S. Department of Defense contract awarded to the Applied Biosystems group in August 2006, and improved service margins, partially offset by increased royalty costs as a result of legal settlements and decreased royalty revenues due in part to the settlement with Bio-Rad. The improvement in service margins was primarily driven by improved efficiency in the field service organization and growth in the volume of service contracts. In regards to the new enzyme program, we renegotiated pricing under our purchase agreement with our vendor and we began to manufacture our own enzymes and to launch new master mix products with those enzymes, all of which benefited our gross margin in fiscal 2007.

SG&A expenses for fiscal 2007 increased compared to the prior year primarily due to operating and integration costs of approximately $18 million related to Ambion, higher employee-related costs of approximately $17 million, which included increases related to sales commissions, and strategic investments of approximately $11 million to support growth in China, North America, and Europe. This increase was partially offset by lower legal expenses of approximately $14 million, including a reversal of a $5 million accrual related to settled litigation recorded in fiscal 2006.

R&D expenses increased in fiscal 2007 from the prior year primarily as a result of costs associated with the development of an advanced genetic analysis platform related to the APG acquisition, increased costs related to Ambion, and the U.S. Department of Defense contract awarded to the Applied Biosystems group in August 2006. Partially offsetting these expenses was a reduction in costs incurred in fiscal 2006 for R&D projects that were either completed or not continued in fiscal 2007.

Interest income, net increased during fiscal 2007 compared to the prior year primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments. The lower cash and cash equivalents and short-term investments were primarily the result of share repurchases in fiscal 2007, the acquisition of Ambion in March 2006, and the acquisition of APG in July 2006.

Other income (expense), net increased in fiscal 2007 compared to fiscal 2006 primarily due to higher benefits associated with our foreign currency risk management program.

The increase in the effective tax rate for fiscal 2007 compared to fiscal 2006 was primarily due to the previously described events impacting comparability, including the events described under tax items.

Results of Operations— 2006 Compared with 2005

(Dollar amounts in millions)	2006	2005	% Increase/ (Decrease)
Net revenues	$1,911.2	$1,787.1	6.9%
Cost of sales	866.4	834.4	3.8%
Gross margin	1,044.8	952.7	9.7%
SG&A expenses	548.4	485.6	12.9%
R&D	180.3	192.1	(6.1%)
Amortization of purchased intangible assets	4.8	1.3	269.2%
Employee-related charges, asset impairments and other	0.4	31.8	(98.7%)
Asset dispositions and legal settlements	10.5	(38.2)	(127.5%)
Acquired research and development	3.4		
Operating income	297.0	280.1	6.0%
Interest income, net	14.7	13.9	5.8%
Other income (expense), net	5.5	3.2	71.9%
Income before income taxes	317.2	297.2	6.7%
Provision for income taxes	42.1	60.3	(30.2%)
Net income	$ 275.1	$ 236.9	16.1%
Percentage of net revenues:			
Gross margin	54.7%	53.3%	
SG&A expenses	28.7%	27.2%	
R&D	9.4%	10.7%	
Operating income	15.5%	15.7%	
Effective income tax rate	13.3%	20.3%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2006 and 2005:

(Dollar amounts in millions)	2006	2005
Income (charge) included in income before income taxes	$(14.3)	$ 6.4
Benefit for income taxes	(54.0)	(21.1)

Net income increased in fiscal 2006 primarily due to: higher net revenues; lower R&D expenses; and the previously described events impacting comparability, including $50.2 million of net tax benefits. Partially offsetting this increase were higher SG&A expenses. The net effect of foreign currency on net income was a charge of approximately $3 million in fiscal 2006 compared to the prior fiscal year.

Revenues – overall summary

The following table sets forth the Applied Biosystems group's revenues by product categories for the fiscal years ended June 30:

(Dollar amounts in millions)	2006	2005	% Increase/ (Decrease)
DNA Sequencing	$ 539.9	$ 544.2	(1%)
% of total revenues	*29%*	*30%*	
Real-Time PCR/Applied Genomics	600.4	514.5	17%
% of total revenues	*31%*	*29%*	
Mass Spectrometry	465.3	426.5	9%
% of total revenues	*24%*	*24%*	
Core PCR & DNA Synthesis	198.4	191.2	4%
% of total revenues	*10%*	*11%*	
Other Product Lines	107.2	110.7	(3%)
% of total revenues	*6%*	*6%*	
Total	$1,911.2	$1,787.1	7%

Revenues for fiscal 2006 included a favorable impact of approximately 1% related to the Ambion acquisition. The effect of foreign currency decreased net revenues in fiscal 2006 by approximately 1% as compared to fiscal 2005. Applied markets contributed across multiple product categories.

- Revenues in the Real-Time PCR/Applied Genomics product category increased primarily due to higher sales of consumables products, in part due to the acquisition of Ambion. Sales of human identification products used in forensics, TaqMan Gene Expression Assay products used in academic, clinical research and agricultural biotechnology settings, and increased licensing and royalty revenues contributed significantly to the product category growth. Additionally, instrument revenues increased due to higher sales of real-time PCR instruments.
- Mass Spectrometry revenue growth was led by sales of Q TRAP systems, MALDI TOF/TOF systems, and API triple quad systems and higher service and support revenues.

Revenue by sources

The following table sets forth the Applied Biosystems group's revenues by sources for the fiscal years ended June 30:

(Dollar amounts in millions)	2006	2005	% Increase/ (Decrease)
Instruments	$ 836.3	$ 803.5	4.1%
Consumables	734.6	681.5	7.8%
Other sources	340.3	302.1	12.6%
Total	$1,911.2	$1,787.1	6.9%

Instruments

For fiscal 2006, instrument revenues increased as compared to fiscal 2005 due primarily to higher sales in both the Mass Spectrometry and Real-Time PCR/Applied Genomics product categories. Contributing to the increased sales in the Mass Spectrometry category were the Q TRAP, MALDI TOF/TOF, and API triple quad systems, all of which benefited from new product introductions in the second half of fiscal 2005. The Real-Time PCR/Applied Genomics category increased as a result of higher sales of Real-Time PCR instruments for core research and applied markets applications, including quality and safety testing.

Consumables

The increase in consumables sales in fiscal 2006 primarily reflected the strength of Real-Time PCR/Applied Genomics consumables sales. These sales increased primarily as a result of the acquisition of Ambion, higher sales of human identification products used in forensics, TaqMan Gene Expression Assay products, and chromatography media.

Other sources

Revenues from other sources, which included service and support, royalties, licenses, and contract research, increased for fiscal 2006 primarily due to higher licensing and royalty revenues of approximately $26 million, driven primarily by Real-Time PCR instrumentation license issuance fees, expanded licensing initiatives, and higher service and support revenues. Of the $26 million increase, approximately $11 million related to one-time licensing fees. In the Real-Time PCR/Applied Genomics category, revenues increased in fiscal 2006 in part due to the issuance of Real-Time instrument licenses in fiscal 2006. Service contract revenue growth drove the increase in the Mass Spectrometry category, partially offset by a $2.5 million non-recurring licensing fee for mass spectrometry technology included in revenues for fiscal 2005.

Revenues by geographic area

The following table sets forth the Applied Biosystems group's revenues by geographic area for the fiscal years ended June 30:

(Dollar amounts in millions)	2006	2005	% Increase/ (Decrease)
United States	$ 855.1	$ 781.4	9.4%
Europe	643.6	605.0	6.4%
Asia Pacific	339.7	333.5	1.9%
Other markets	72.8	67.2	8.3%
Total	$1,911.2	$1,787.1	6.9%

The effect of foreign currency decreased revenues by approximately 3% in Europe and 3% in Asia Pacific during fiscal year 2006 as compared to fiscal 2005. Excluding the effects of foreign currency, revenues increased by approximately 9% in Europe primarily as a result of sales of MALDI TOF/TOF systems, TaqMan Gene Expression Assay products, Ambion-related products, API triple quad systems, and human identification products used in forensics. In fiscal 2006, revenues in Japan declined approximately 4% as compared to the prior year primarily due to unfavorable currency effects of approximately 5%. Revenues in other Asia Pacific countries increased by approximately 13% as compared to the prior year primarily due to sales of Q TRAP systems, low to medium throughput genetic analyzers, and human identification products. Sales in the U.S. increased primarily due to the sales of API triple quad systems, Ambion-related products, TaqMan Gene Expression Assay products, and increased royalty and licensing revenues.

Gross margin, as a percentage of net revenues, increased for fiscal 2006 over the prior fiscal year driven primarily by Real-Time PCR instrumentation license issuance fees, royalty payments, and decreased software amortization. Additionally, gross margin was favorably affected by manufacturing productivity improvements and a favorable product mix of relatively higher margin Real-Time PCR/ Applied Genomics products. Service margins also improved for fiscal 2006 primarily driven by pricing on selected billable parts and growth in the volume of service contracts. Partially offsetting these increases were higher royalty expenses.

SG&A expenses for fiscal 2006 increased compared to fiscal 2005 due primarily to higher employee-related costs and sales force investments of approximately $33 million; and increased spending of approximately $21 million, which was comprised of: costs related to strategic investments in China and other initiatives; the development of, and enhancements to, the Applied Biosystems Portal; and Ambion-related expenses. This increase was partially offset by the favorable effects of foreign currency and lower legal expenses of approximately $10 million.

R&D expenses decreased in fiscal 2006 from fiscal 2005 as a result of cost savings realized from the integration in fiscal 2005 of the MALDI TOF product line into the Applied Biosystems/MDS SCIEX Instruments joint venture, partially offset by higher employee-related expenses, including those associated with the acquisition of Ambion.

Interest income, net increased during fiscal 2006 compared to the prior fiscal year primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments. The lower cash and cash equivalents and short-term investments were primarily the result of share repurchase activity and the acquisition of Ambion.

Other income (expense), net in fiscal 2006 included higher benefits associated with our foreign currency risk management program as compared to fiscal 2005.

The decrease in the effective tax rate for fiscal 2006 compared to fiscal 2005 was primarily due to the previously described events impacting comparability, including the events described under tax items.

Applied Biosystems Group

Discussion of Financial Resources and Liquidity

The Applied Biosystems group had cash and cash equivalents and short-term investments of $494.5 million at June 30, 2007, and $373.9 million at June 30, 2006. We maintain a $200 million unsecured revolving credit agreement with four banks that matures on May 25, 2012, under which there were no borrowings outstanding at June 30, 2007. This credit agreement replaced a $200 million unsecured revolving credit agreement that was scheduled to mature on April 15, 2010, under which there were no borrowings outstanding at June 30, 2006. Cash provided by operating activities has been the Applied Biosystems group's primary source of funds over the last three fiscal years.

In April 2007, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera-Applied Biosystems stock. This authorization has no time restrictions and delegates to management discretion to purchase shares at times and prices it deems appropriate through open market purchases, privately negotiated transactions, tender offers, exchange offers, or otherwise. Subsequently, on August 8, 2007, we announced that our board of directors increased this authorization to $1.2 billion, which at market prices on that date represented approximately 20% of the outstanding shares of Applera-Applied Biosystems stock, or double the authorization prior to the increase. We anticipate repurchasing $600 million of the shares as soon as practicable through a tender offer or accelerated share repurchase, with the balance to come from open market purchases or privately negotiated transactions over the 12 to 18 months following the announcement, subject to market conditions.

In July 2005, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera-Applied Biosystems stock, and in January 2006, we announced that our board of directors authorized the repurchase of up to an additional 5 million shares of Applera-Applied Biosystems stock. The repurchases announced in July 2005 and January 2006 were completed in fiscal 2006. The authorizations referred to in this and the preceding paragraph supplement the board's standing authorization to replenish shares of Applera-Applied Biosystems stock issued under our employee stock benefit plans.

We believe that existing funds, cash generated from operations, and existing sources of debt financing are

more than adequate to satisfy the Applied Biosystems group's normal operating cash flow needs, planned capital expenditures, acquisitions, authorized share repurchases, and dividends for the next twelve months and for the foreseeable future.

We manage the investment of surplus cash and the issuance and repayment of short and long-term debt for the Applied Biosystems group and the Celera group on a centralized basis and allocate activity within these balances to the group that uses or generates such resources.

(Dollar amounts in millions)	**2007**	2006
Cash and cash equivalents	**$293.2**	$373.9
Short-term investments	**201.3**	
Total cash and cash equivalents and short-term investments	**$494.5**	$373.9
Working capital	**646.7**	439.5

Cash and cash equivalents decreased from June 30, 2006, as cash expenditures for the acquisition of APG, share repurchases, the purchase of capital and other assets, net of sales, and the payment of dividends, exceeded cash generated from operating activities and proceeds from stock issuances. Cash and cash equivalents decreased from June 30, 2005, as cash expenditures for the repurchase of Applera-Applied Biosystems stock, the acquisition of Ambion, the purchase of capital and other assets, and the payment of dividends exceeded cash generated from operating activities, proceeds from the sale of assets and stock issuances, and the $30 million cash received for its interest in the Celera Diagnostics joint venture.

Net cash flows of continuing operations for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	**2007**	2006	2005
Net cash from operating activities	**$ 366.1**	$ 375.3	$334.3
Net cash from investing activities	**(383.0)**	(295.1)	(29.0)
Net cash from financing activities	**(80.1)**	(459.4)	3.2
Effect of exchange rate changes on cash	**(16.2)**	(3.0)	(8.9)

Operating activities

Net cash from operating activities of continuing operations for fiscal 2007 was $9.2 million lower than in fiscal 2006. This decrease resulted primarily from a higher use of cash in accounts receivable and prepaid expenses and other assets, partially offset by a lower use of cash in accounts payable and other liabilities in fiscal 2007. The higher use of cash in accounts receivable was due to increased sales. The higher use of cash in prepaid expenses and other assets in fiscal 2007 primarily resulted from the timing of the receipts of dividends and distributions related to joint venture activities, partially offset by the collection of non-trade receivables also related to joint venture activities. The lower use of cash in accounts payable and other liabilities resulted primarily from a voluntary contribution of approximately $31 million to our pension plans in fiscal 2006, the payment of approximately $58 million related to the previously discussed Amersham and Beckman Coulter legal matters also in fiscal 2006, and lower severance and excess lease payments in fiscal 2007, partially offset by the timing of vendor payments.

Net cash from operating activities of continuing operations for fiscal 2006 was $41.0 million higher than in fiscal 2005. This increase resulted primarily from higher income-related cash flows, including the $33 million Bio-Rad settlement, partially offset by a higher use of cash primarily due to a decrease in accounts payable and other liabilities. The decrease in accounts payable and other liabilities was primarily due to a voluntary contribution of approximately $31 million to our pension plans in fiscal 2006, the payment of approximately $58 million related to the previously discussed Amersham and Beckman Coulter legal matters, partially offset by the timing of royalty payments, a higher compensation-related accrual in fiscal 2006, and lower income tax payments in fiscal 2006. Partially offsetting this higher use of cash in fiscal 2006 was a decrease in prepaid expenses and other assets due in part to a decrease in a non-trade receivable related to its joint venture activities.

The Applied Biosystems group's days sales outstanding was 58 days at June 30, 2007, compared to 54 days at June 30, 2006, and 56 days at June 30, 2005. The growth at June 30, 2007 over the prior year was driven primarily by higher sales volumes and increased royalty receivables. The decrease at June 30, 2006 from the prior year resulted primarily from strong collections activity, primarily in the U.S. and Europe, combined with lower sales in Japan, which has a longer collection cycle relative to total sales. Inventory on hand was 2.7 months at June 30, 2007, and 2.4 months at June 30, 2006 and 2005.

Investing activities

Capital expenditures, net of disposals, were $60.3 million in fiscal 2007, $41.5 million in fiscal 2006, and $84.6 million in fiscal 2005. Fiscal 2007 included expenditures for facility renovations in Foster City, California, the opening of new application support centers in Shanghai, China, and Foster City, California, and purchases of computer, production and laboratory equipment. Fiscal 2006 included expenditures for the development of, and enhancements to, the Applied Biosystems Portal of approximately $8 million. Additionally fiscal 2006 capital expenditures included purchases of production equipment, testing and laboratory equipment, computer equipment, and computer software and licenses. In fiscal 2005, the Applied Biosystems group spent $42 million to purchase several buildings at its Foster City, California

location. Additionally, fiscal 2005 capital expenditures included purchases of production equipment, testing and laboratory equipment for its facilities, as well as computer equipment.

In fiscal 2007, purchases exceeded the proceeds received from the sales and maturities of available-for-sale investments. In fiscal 2005, cash was generated from the sales and maturities, net of purchases, of available-for-sale investments. In July 2006, we acquired APG for approximately $121 million, including transaction costs, and in March 2006, we acquired Ambion for approximately $279 million, including transaction costs. Both of these acquisitions are described in Note 3 to our consolidated financial statements. In fiscal 2006, we sold a vacant facility in Connecticut and our San Jose, California facility and received net proceeds of approximately $26 million. Fiscal 2005 proceeds from the sale of assets included approximately $7 million received from MDS, representing the first installment payment related to the previously discussed sale of MALDI TOF assets, net of expenses.

Financing activities

Fiscal 2007 included four dividend payments on Applera-Applied Biosystems stock compared to three payments in fiscal 2006 and four payments in fiscal 2005 due to the timing of the payment dates. We repurchased the following shares of Applera–Applied Biosystems stock for the fiscal years ended June 30:

(Dollars and shares in millions)	Number of Shares Repurchased	Purchase Price
2007	**5.2**	**$168.6**
2006	24.5	601.9
2005	0.3	6.1

In fiscal 2006, the Applied Biosystems group received $30 million from the Celera group as partial consideration for its interest in the Celera Diagnostics joint venture.

Celera Group

Results of Operations—2007 Compared with 2006

(Dollar amounts in millions)	2007	2006	% Increase/ (Decrease)
Net revenues	**$ 43.4**	$ 46.2	**(6.1%)**
Cost of sales	**17.6**	19.7	**(10.7%)**
Gross margin	**25.8**	26.5	**(2.6%)**
R&D	**51.7**	94.3	**(45.2%)**
SG&A expenses	**29.7**	36.1	**(17.7%)**
Amortization of purchased intangible assets		1.1	**(100.0%)**
Employee-related charges, asset impairments and other	**10.3**	26.2	**(60.7%)**
Asset dispositions and legal settlements	**(2.4)**	0.7	**(442.9%)**
Operating loss	**(63.5)**	(131.9)	**(51.9%)**
Gain on investments, net		7.6	**(100.0%)**
Interest income, net	**27.8**	22.4	**24.1%**
Other income (expense), net	**0.5**	(0.2)	**(350.0%)**
Loss before income taxes	**(35.2)**	(102.1)	**(65.5%)**
Benefit for income taxes	**15.4**	39.4	**(60.9%)**
Net loss	**$ (19.8)**	$ (62.7)	**(68.4%)**
Effective income tax benefit rate	**43.8%**	38.6%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2007 and 2006:

(Dollar amounts in millions)	2007	2006
Charge included in loss before income taxes	**$(5.4)**	$(10.6)
Benefit for income taxes	**(3.4)**	(3.7)

The lower net loss in fiscal 2007 compared to the prior year resulted primarily from lower R&D and SG&A expenses, the previously described events impacting comparability, and a higher effective income tax benefit rate.

Reported revenues for the Celera group are comprised of product sales, equalization payments, license and collaborative revenue, and the sales of the small molecule programs. Product sales consist primarily of shipments to our partner, Abbott, at cost. Revenue from items that are outside of the alliance with Abbott is also reported in this category. Under our alliance agreement with Abbott, we work with each other exclusively through primarily a profit sharing arrangement in specifically agreed areas of molecular diagnostics, but both companies may work independently outside the exclusive areas. At the end of each reporting period, the two companies compare a statement of revenues and expenses for alliance activity recorded by each party. A calculation is made to determine the amount that needs to be paid to evenly split both the revenue and expenses. This payment is referred to as the equalization payment and is recorded as revenue by the Celera group. Equalization payments vary

each period depending on the relative income and expense contribution of each partner.

Reported revenues included $2.5 million in fiscal 2007 and $8.6 million in fiscal 2006 from the sale of some small molecule drug discovery and development programs. Also contributing to the decrease in reported revenues in fiscal 2007 were lower equalization payments from Abbott and $4.5 million of revenues in fiscal 2006 from the discontinued Online/Information and Paracel businesses. These decreases were partially offset by $8.0 million of licensing revenue from Beckman Coulter and higher royalties and product sales in fiscal 2007.

The decrease in gross margin in fiscal 2007 compared to fiscal 2006 was primarily attributable to lower revenue from the sale of small molecule programs and lower equalization payments from Abbott in fiscal 2007, partially offset by increased licensing and royalty revenues. In addition, fiscal 2006 included revenues from the discontinued Online/Information and Paracel businesses.

Both R&D and SG&A expenses decreased in fiscal 2007 compared to the prior year primarily due to the decision to exit small molecule drug discovery and development in the third quarter of fiscal 2006.

Interest income, net increased during fiscal 2007 as compared to the prior year primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments.

The increase in the effective income tax benefit rate for fiscal 2007 compared to fiscal 2006 was primarily attributable to the extension of the R&D tax credit, which included a tax benefit of $1.0 million related to the recognition of the prior fiscal year R&D tax credit, as a result of the Tax Relief and Health Care Act of 2006.

Supplemental Information

The following supplemental information is provided for the fiscal years ended June 30:

(Dollar amounts in millions)	**2007**	2006
Equalization revenue, net	**$ 15.5**	$17.8
End-user revenues	**100.3**	79.5

End-user revenues included products sold through the alliance with Abbott and revenues from our unpartnered new genetic tests. Higher sales of HIV and HCV viral load, Chlamydia, and Gonorrhea Real-*Time* assays used on the *m*2000 system, as well as high resolution human leukocyte antigen ("HLA") genotyping products, ViroSeq® HIV-1 genotyping products, and cystic fibrosis, Fragile X, and thrombosis related ASRs all contributed to the year-over-year growth in end-user revenues. These increases were partially offset by lower sales of our HCV genotyping ASRs due to an injunction against sales of these products as described above. Fiscal 2006 included $3.6 million of end-user revenues from a low resolution HLA product line that was removed from the alliance in December 2005.

Results of Operations— 2006 Compared with 2005

(Dollar amounts in millions)	2006	2005	% Increase/ (Decrease)
Net revenues	$ 46.2	$ 66.5	(30.5%)
Cost of sales	19.7	19.9	(1.0%)
Gross margin	26.5	46.6	(43.1%)
R&D	94.3	141.4	(33.3%)
SG&A expenses	36.1	39.8	(9.3%)
Amortization of purchased intangible assets	1.1	2.9	(62.1%)
Employee-related charges, asset impairments and other	26.2	2.6	907.7%
Asset dispositions and legal settlements	0.7		
Operating loss	(131.9)	(140.1)	(5.9%)
Gain on investments, net	7.6		
Interest income, net	22.4	14.9	50.3%
Other income (expense), net	(0.2)	1.3	(115.4%)
Loss before income taxes	(102.1)	(123.9)	(17.6%)
Benefit for income taxes	39.4	46.8	(15.8%)
Net loss	$ (62.7)	$ (77.1)	(18.7%)
Effective income tax benefit rate	38.6%	37.8%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2006 and 2005:

(Dollar amounts in millions)	2006	2005
Charge included in loss before income taxes	$(10.6)	$(4.3)
Benefit for income taxes	(3.7)	(3.7)

The lower net loss in fiscal 2006 compared to fiscal 2005 primarily resulted from lower R&D expenses and higher interest income, partially offset by lower net revenues and the previously described events impacting comparability.

Reported revenues decreased for fiscal 2006 compared to the prior year primarily as a result of the discontinuation of the Online/Information Business, which lowered revenues by approximately $23 million in fiscal 2006, and the operations of Paracel, partially offset by revenues from the sales of the small molecule programs. Substantially all of the existing customer contracts related to the Online/Information Business terminated on or prior to June 30, 2005. For fiscal 2006, diagnostic-related revenues were approximately $2 million lower than fiscal 2005, primarily as a result of lower licensing and collaborative revenues and decreased equalization revenues from Abbott, partially offset by higher product sales to Abbott.

The reduction in gross margin in fiscal 2006 was primarily attributable to the discontinuation of the Online/Information Business. Cost of sales in fiscal 2005 included a $1.7 million charge related to the impairment of Paracel inventory.

R&D expenses decreased in fiscal 2006 compared to the prior year primarily due to the decision to exit small molecule drug discovery and development, the discontinuation of the Online/Information Business, and the reimbursement by the Applied Biosystems group of some expenses incurred by the Celera group for research performed to assist the Applied Biosystems group in product development activities.

SG&A expenses decreased in fiscal 2006 compared to fiscal 2005 primarily due to the discontinuation of the Online/Information Business, partially offset by higher professional services.

Interest income, net increased during fiscal 2006 as compared to the prior year primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments.

Other income, net for fiscal 2005 included a non-recurring receipt of $1.0 million related to a financing activity for a non-strategic investment and the write-down of an investment acquired as part of the Axys acquisition.

The increase in the effective income tax benefit rate for fiscal 2006 compared to fiscal 2005 was primarily attributable to the impact of R&D credits on the lower losses in fiscal 2006. While the dollar amount of the R&D credits in fiscal 2006 was not substantially different than the prior year, they had a greater impact on the effective income tax benefit rate. The impact of the R&D credit was partially offset by the previously described events impacting comparability.

Supplemental Information

The following supplemental information is provided for the fiscal years ended June 30:

(Dollar amounts in millions)	2006	2005
Equalization revenue, net	$17.8	$19.1
End-user revenues	79.5	61.7

End-user revenues increased for fiscal 2006 compared to fiscal 2005 primarily due to increased sales of HCV and HIV Real-*Time*™ viral load assays used on the *m*2000 system and third party high resolution HLA products. These end-user revenues were partially offset by lower sales of a low resolution HLA product line that was removed from the alliance in December 2005.

Celera Group

Discussion of Financial Resources and Liquidity

The Celera group had cash and cash equivalents and short-term investments of $561.5 million at June 30, 2007 and $569.5 million at June 30, 2006. We maintain a $200 million unsecured revolving credit agreement with four banks that matures on May 25, 2012, under which there were no borrowings outstanding at June 30, 2007. This credit agreement replaced a $200 million unsecured revolving credit agreement that was scheduled to mature on April 15, 2010, under which there were no borrowings outstanding at June 30, 2006.

We believe that existing funds and existing sources of debt financing are more than adequate to satisfy the Celera group's normal operating cash flow needs and planned capital expenditures for the next twelve months and for the foreseeable future.

Our board of directors has authorized the repurchase of shares of Applera-Celera stock from time to time to replenish shares issued under our employee stock benefit plans. This authorization has no set dollar or time limits and delegates to our management discretion to purchase shares at times and prices it deems appropriate through open market purchases, privately negotiated transactions, tender offers, exchange offers, or otherwise.

We manage the investment of surplus cash and the issuance and repayment of short and long-term debt for the Celera group and the Applied Biosystems group on a centralized basis and allocate activity within these balances to the group that uses or generates such resources.

(Dollar amounts in millions)	**2007**	2006
Cash and cash equivalents	**$ 30.0**	$ 60.3
Short-term investments	**531.5**	509.2
Total cash and cash equivalents and short-term investments	**$561.5**	$569.5
Working capital	**569.1**	578.9

Cash and cash equivalents decreased from June 30, 2006, as the amount expended on operations, the purchase of capital assets, and the purchases of available for sale investments, net of sales and maturities, exceeded proceeds from stock issuances. Cash and cash equivalents for fiscal 2006 increased as the proceeds received from the sales and maturities of available-for-sale investments, net of purchases, the sale of assets, and stock issuances exceeded the amount expended on operations, the $30 million payment by the Celera group to the Applied Biosystems group as partial consideration for its interest in the Celera Diagnostics joint venture, and the purchase of capital assets.

Net cash flows for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	**2007**	2006	2005
Net cash from operating activities	**$(24.9)**	$(100.2)	$(117.2)
Net cash from investing activities	**(22.1)**	139.4	80.6
Net cash from financing activities	**16.8**	(2.1)	8.3

Operating activities

Net cash used by operating activities for fiscal 2007 was $75.3 million lower than in fiscal 2006. The lower use of cash resulted primarily from lower net cash operating losses and lower working capital requirements in fiscal 2007. Working capital benefited primarily from a lower decrease in accounts payable and other liabilities and higher proceeds from accounts receivable. The lower decrease in accounts payable and other liabilities was primarily due to the decisions to exit small molecule drug discovery and development and discontinue the Online/Information business. The higher proceeds in accounts receivable was primarily due to the collection of receivables in fiscal 2007 related to the decision to exit the small molecule business.

Net cash used by operating activities for fiscal 2006 was $17.0 million lower than in fiscal 2005. The lower use of cash resulted primarily from lower net cash operating losses and lower working capital requirements in fiscal 2006. In fiscal 2006 compared to fiscal 2005, working capital benefited primarily from a lower decrease in accounts payable and other liabilities, partially offset by an increase in accounts receivable. The lower decrease in accounts payable and other liabilities resulted in part due to the discontinuation of the Online/Information Business. Partially offsetting this lower decrease were lower liabilities as a result of the decision to exit small molecule drug discovery and development and higher severance and other restructuring-related payments. The increase in accounts receivable resulted in part due to the sale of the small molecule programs and higher receivables associated with the diagnostics business.

Investing activities

Capital expenditures, net of disposals, were $2.4 million in fiscal 2007, $4.8 million in fiscal 2006, and $9.9 million in fiscal 2005. Fiscal 2007 and 2006 capital expenditures consisted of equipment purchases and leasehold improvements, the majority of which related to the diagnostics business. Fiscal 2005 capital expenditures consisted primarily of equipment purchases to support the small molecule drug discovery, diagnostics and proteomics businesses and improvements made primarily to its therapeutics facilities.

In fiscal 2007, purchases exceeded the proceeds received from the sales and maturities of available-for-sale investments. In fiscal 2006 and 2005, cash was generated from the sales and maturities of available-for-sale investments, net of purchases of available-for-sale investments. In fiscal 2006, the Celera group received proceeds of $9.5 million primarily related to the sale of non-strategic minority equity investments. Fiscal 2005 included the maturation of non-callable U.S. government obligations, pledged as collateral for the 8% senior secured convertible notes assumed in connection with the acquisition of Axys. A portion of the proceeds from the principal and interest received from these U.S. government obligations was used to fund the interest and principal payments under the notes. In fiscal 2005, the Celera group received proceeds of $42.4 million from the sale of its facilities in Rockville, Maryland.

Financing activities

In fiscal 2006, we received proceeds of $9.2 million from the exercise of stock options held by The Institute for Genomic Research ("TIGR"). TIGR received these options in fiscal 1999 in connection with the formation of the Celera group. Also in fiscal 2006, we paid $30 million to the Applied Biosystems group as partial consideration for its interest in the Celera Diagnostics joint venture. In fiscal 2005, we repaid the remaining $6 million principal amount of the 8% senior secured convertible notes assumed in connection with the acquisition of Axys. These notes matured in October 2004.

Market Risks

We are exposed to potential loss from exposure to market risks represented principally by changes in currency rates, interest rates, and equity prices.

We operate internationally, with manufacturing and distribution facilities in various countries throughout the world. In each fiscal year for fiscal 2007, 2006, and 2005, we derived approximately 55% of our revenues from countries outside of the U.S., while a significant portion of the related costs were based in U.S. dollars. We anticipate that our future results will continue to be affected by market risks, including changes in political and economic conditions in foreign markets and fluctuations in currency rates, primarily the euro, Japanese yen, and British pound.

Our foreign currency risk management strategy uses derivative instruments to hedge exposures related to various foreign currency forecasted revenues and intercompany transactions and to offset the impact of changes in currency rates on various foreign currency-denominated assets and liabilities. The principal objective of this strategy is to minimize the risks and/or costs associated with our global financing and operating activities. We use forward, option, and range forward contracts to manage our foreign currency exposures. Forward contracts commit us to buy or sell a currency at a

contracted rate on a specific future date. Option contracts grant us the right, but not the obligation, to buy or sell a currency at a certain rate by or on a specific future date in exchange for a fee. Option contracts provide us with an effective hedge against a negative movement in currency rates at a fixed cost. Range forward contracts consist of the simultaneous purchase and sale of options to create a range within which we can benefit from changes in currency rates. We use forward contracts to offset the impact of changes in currency rates on various foreign currency-denominated assets and liabilities. In hedging various foreign currency forecasted revenues and intercompany transactions where we have functional currency exposure, we use a combination of forward, option and range forward contracts in a cost beneficial manner. We do not use derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives.

We performed a sensitivity analysis as of June 30, 2007, based on a hypothetical 10% adverse change in foreign currency rates relative to the U.S. dollar. This analysis included the change in fair value of all derivative financial instruments used to hedge our forecasted third party and intercompany sales. In addition, this analysis excluded both the impact of translation on foreign currency-denominated assets and liabilities as well as the change in fair value of all derivative financial instruments used to hedge these balance sheet items as the resulting amounts would largely offset each other. As of June 30, 2007, we calculated a hypothetical after-tax loss of $21.8 million, which is not materially different from the hypothetical after-tax loss calculated on the same basis at June 30, 2006. If currency rates actually change in a manner similar to the assumed change in the foregoing calculation, the hypothetical calculated loss would be more than offset by the recognition of higher U.S. dollar equivalent foreign revenues. Actual gains and losses in the future could, however, differ materially from this analysis, based on changes in the timing and amount of currency rate movements and actual exposures and hedges.

We do not hedge our equity positions in other companies or our short-term investments. Our exposure on these instruments is limited to changes in quoted market prices. The fair value of our minority equity positions in other companies was approximately $16 million at June 30, 2007 and 2006.

Impact of Inflation and Changing Prices

Inflation and changing prices are continually monitored. We attempt to minimize the impact of inflation by improving productivity and efficiency through continual review of both manufacturing capacity and operating expense levels. When operating costs and manufacturing costs increase, we attempt to recover such costs by increasing, over time, the selling price of our products and services. We believe the effects of inflation have been appropriately managed and therefore have not had a material impact on our historic consolidated operations and resulting financial position.

Recently Issued Accounting Pronouncements

See Note 1 to our consolidated financial statements for a description of the effect of recently issued accounting pronouncements.

Outlook

Applera Corporation

On August 8, 2007, we announced that our board of directors has retained Morgan Stanley to explore alternatives to our current tracking stock structure, including the possibility of creating two independent publicly-traded companies in place of our two business groups, the Applied Biosystems group and the Celera group. Additionally, we announced that our board of directors has increased the current authorization to repurchase shares of Applera-Applied Biosystems stock to $1.2 billion, which at market prices on August 8, 2007 represented approximately 20% of the outstanding shares of Applera-Applied Biosystems stock, or double the authorization prior to the increase. We anticipate repurchasing $600 million of the shares as soon as practicable through a tender offer or accelerated share repurchase, with the balance to come from open market purchases or privately negotiated transactions over the 12 to 18 months following the announcement, subject to market conditions.

Applied Biosystems Group

The outlook below for the Applied Biosystems group contains non-GAAP financial measures, both historical and forward-looking, and including earnings per share and operating margin adjusted to exclude some costs, expenses, gains and losses and other specified items. These measures are not in accordance with, or an alternative for, generally accepted accounting principles, or GAAP, and may be different from non-GAAP financial measures used by other companies. Among the items included in GAAP earnings but excluded for purposes of determining adjusted earnings or other non-GAAP financial measures that we present are: gains or losses from sales of operating assets and investments; restructuring charges, including severance charges; charges and recoveries relating to significant legal proceedings; asset impairment charges; write-offs of acquired in-process research and development; amortization of acquired intangibles; and tax adjustments, including settlements and the impact of new tax legislation. In addition, for non-GAAP financial measures, we have also excluded the

allocation of interperiod taxes and intercompany sales. We believe the presentation of non-GAAP financial measures provides useful information to management and investors regarding various financial and business trends relating to our financial condition and results of operations, and that when GAAP financial measures are viewed in conjunction with non-GAAP financial measures, investors are provided with a more meaningful understanding of our ongoing operating performance. In addition, these non-GAAP financial measures are among the primary indicators we use as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. Non-GAAP financial measures are not intended to be considered in isolation or as a substitute for GAAP financial measures. To the extent this report contains historical non-GAAP financial measures, we have also provided corresponding GAAP financial measures for comparative purposes. However, in the case of forward-looking non-GAAP financial measures, we have not provided corresponding forward-looking GAAP financial measures because these measures are not accessible to us. We cannot predict the occurrence, timing, or amount of all non-GAAP items that we exclude from our non-GAAP financial measures but which could potentially be significant to the calculation of our GAAP financial measures for future fiscal periods.

The Applied Biosystems group believes that its fiscal 2008 outlook and financial performance could be affected by, among other things: the introduction and adoption of new products; the level of commercial investments in life science R&D; the level of government funding for life science research; legislation and funding for applications in the applied markets; the outcome of pending litigation matters; competitive product introductions and pricing; and the acceleration and timing of the repurchase of Applera-Applied Biosystems stock discussed above.

Subject to the inherent uncertainty associated with these factors, the Applied Biosystems group has the following expectations for fiscal 2008:

- The Applied Biosystems group expects mid to high single digit growth assuming current exchange rates. Revenues are expected to increase for both instruments and consumables. The Applied Biosystems group anticipates revenue growth in the DNA Sequencing, Real-Time PCR/Applied Genomics, and Mass Spectrometry categories and revenue declines in the Core PCR & DNA Synthesis and Other Product Lines categories. Quarterly year-over-year revenue changes may be different from our annual expectations due to a variety of factors, including the timing of customer orders and disbursements of government funding.
- The Applied Biosystems group expects continued gross margin expansion in fiscal 2008 compared to the fiscal 2007 gross margin of 55.3%. SG&A as a percent of total revenues is expected to be slightly higher than the prior year level of 28.3%. R&D as a percentage of total revenues is expected to be approximately equal to or slightly below the prior year level of 9.7%. The Applied Biosystems group expects an increase in operating margin in fiscal 2008 compared to the operating margin of 17.2% in the prior year, excluding non-GAAP items in both fiscal years as described above.
- The Applied Biosystems group expects the effective annual tax rate used to calculate non-GAAP financial measures to be approximately 31%, compared to approximately 30% in fiscal 2007.
- The Applied Biosystems group expects non-GAAP EPS to increase faster than the annual revenue growth rate. This includes the incremental impact of share-based compensation and the effective tax rate. The total impact of these items on fiscal 2008 non-GAAP EPS is expected to be approximately $0.05.
- The total pre-tax impact of FAS 123R (accounting for share-based compensation) in fiscal 2008 is expected to be approximately $22.5 million, with an EPS impact of approximately $0.08.
- Capital spending is expected be in the range of $70 to $75 million.

The rate of revenue growth in the first quarter of fiscal 2008 is expected to be lower than the revenue growth rate for the full fiscal year due to particularly strong sales growth in the first quarter of fiscal 2007, which was 15% over the prior-year quarter. Non-GAAP earnings per share in the first quarter of fiscal 2008 are expected to be modestly higher than the $0.29 earned in the prior year, which included a $5 million ($0.02 per share) benefit from a previously disclosed reversal of a litigation-related accrual. The Applied Biosystems group also anticipates increased R&D costs in the first quarter of fiscal 2008 related to the SOLiD™ next-generation sequencing systems.

Other risks and uncertainties that may affect the Applied Biosystems group's financial performance are detailed in Item 5 "Forward-Looking Statements and Risk Factors" in Part II of our Form 10-K Annual Report for fiscal 2007.

Celera Group

The Celera group anticipates that its fiscal 2008 financial performance could be affected by, among other things, demand for current and new diagnostic products, adoption of the *m*2000 system in the U.S. and other markets, potential revenue from technology licenses and collaborations; and potential changes to the U.S. Food and Drug Administration regulations governing the sale of products and services. Subject to the inherent uncertainty associated with these factors, the Celera group has the following expectations for fiscal 2008:

- Total reported revenues are anticipated to be $60 to $65 million.

- R&D expenses are anticipated to be $40 to $45 million, and SG&A expenses are anticipated to be $30 to $35 million.
- The Celera group anticipates that it will approach break-even for fiscal 2008 including FAS 123R charges (accounting for share-based compensation) and will be profitable in the fourth quarter. The total pre-tax impact of FAS 123R in fiscal 2008 is expected to be approximately $5 million, with an EPS impact of approximately $0.04.
- The Celera group expects to consume less than $10 million in cash and short-term investments to fund operations and anticipated growth in placements of the *m*2000 system. This does not include any proceeds that might be received from the sale of the Celera group's small molecule facility in South San Francisco, California.
- Capital spending in fiscal 2008 is anticipated to be $2 to $4 million.
- For business milestones, the Celera group expects to commercialize at least two of its cardiovascular tests, add additional licensees for its breast cancer and cirrhosis tests and secure other licensing and collaboration partners.

Other risks and uncertainties that may affect the Celera group's financial performance are detailed in Item 5 "Forward-Looking Statements and Risk Factors" in Part II of our Form 10-K Annual Report for fiscal 2007.

Forward-Looking Statements

Some statements contained in this report, including the Outlook section, are forward-looking and are subject to a variety of risks and uncertainties. Similarly, the press releases we issue and other public statements we make from time to time may contain language that is forward-looking. These forward-looking statements may be identified by the use of forward-looking words or phrases such as "forecast," "believe," "expect," "intend," "anticipate," "should," "plan," "estimate," and "potential," among others. The forward-looking statements contained in this report are based on our current expectations and those made at other times will be based on our expectations when the statements are made. We cannot guarantee that any forward-looking statements will be realized.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from anticipated results or other expectations expressed in forward-looking statements. We also note that achievement of anticipated results or expectations in forward-looking statements is subject to the possibility that assumptions underlying forward-looking statements will prove to be inaccurate. Investors should bear this in mind as they consider forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our Applied Biosystems group and Celera group businesses include, but are not limited to, those described under the headings "Risks Relating to the Applied Biosystems Group" and "Risks Relating to the Celera Group" contained in our Form 10-K Annual Report for fiscal 2007. We note that our businesses could be affected by other factors that we have not disclosed because we think they are immaterial. Also, there may be additional risks and uncertainties that could affect our businesses but which are not currently known to us.

Owners of Applera-Applied Biosystems stock and Applera-Celera stock are also subject to risks arising from their ownership of common stock of a corporation with two separate classes of common stock. The risks and uncertainties that arise from our capital structure, particularly our two separate classes of common stock, include, but are not limited to, those described under the heading "Risk Factors – Risks Relating to a Capital Structure with Two Separate Classes of Common Stock" contained in our Form 10-K Annual Report for fiscal 2007.

Consolidated Statements of Operations

(Dollar amounts in thousands except per share amounts) For the years ended June 30,	**2007**	2006	2005
Products	**$1,737,699**	$1,576,870	$1,490,361
Services	**244,041**	218,278	205,514
Other	**150,753**	154,242	149,265
Total Net Revenues	**2,132,493**	1,949,390	1,845,140
Products	**829,385**	769,416	734,001
Services	**107,407**	96,346	95,911
Other	**14,680**	15,476	18,747
Total Cost of Sales	**951,472**	881,238	848,659
Gross Margin	**1,181,021**	1,068,152	996,481
Selling, general and administrative	**622,692**	584,483	525,377
Research and development	**253,971**	271,359	330,603
Amortization of purchased intangible assets	**11,264**	5,916	4,237
Employee-related charges, asset impairments and other	**10,342**	26,547	34,376
Asset dispositions and legal settlements	**(4,585)**	11,221	(38,172)
Acquired research and development	**114,251**	3,400	
Operating Income	**173,086**	165,226	140,060
Gain (loss) on investments, net	**209**	7,628	(50)
Interest expense	**(904)**	(656)	(280)
Interest income	**44,076**	37,714	29,140
Other income (expense), net	**6,755**	5,342	4,473
Income before Income Taxes	**223,222**	215,254	173,343
Provision for income taxes	**72,451**	2,762	13,548
Income from Continuing Operations	**150,771**	212,492	159,795
Income from discontinued operations, net of income taxes	**8,529**		
Net Income	**$ 159,300**	$ 212,492	$ 159,795
Applied Biosystems Group (see Note 1)			
Income from Continuing Operations per Share			
Basic	**$ 0.93**	$ 1.47	$ 1.21
Diluted	**$ 0.90**	$ 1.43	$ 1.19
Income from Discontinued Operations per Share			
Basic	**$ 0.05**	$ —	$ —
Diluted	**$ 0.04**	$ —	$ —
Net Income per Share			
Basic	**$ 0.98**	$ 1.47	$ 1.21
Diluted	**$ 0.94**	$ 1.43	$ 1.19
Celera Group (see Note 1)			
Net Loss per Share			
Basic and diluted	**$ (0.25)**	$ (0.83)	$ (1.05)

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands except share data) At June 30,	**2007**	2006
Assets		
Current assets		
Cash and cash equivalents	**$ 323,203**	$ 434,191
Short-term investments	**732,757**	509,252
Accounts receivable (net of allowances for doubtful accounts of $7,422 and $7,638 respectively)	**452,873**	382,509
Inventories, net	**140,349**	137,651
Prepaid expenses and other current assets	**189,405**	163,362
Total current assets	**1,838,587**	1,626,965
Property, plant and equipment, net	**390,810**	396,436
Goodwill and intangible assets, net	**304,812**	322,097
Other long-term assets	**618,331**	667,477
Total Assets	**$3,152,540**	$3,012,975
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	**$ 162,665**	$ 201,691
Accrued salaries and wages	**108,552**	98,938
Current deferred tax liability	**15,633**	17,560
Accrued taxes on income	**66,701**	50,944
Other accrued expenses	**269,623**	239,157
Total current liabilities	**623,174**	608,290
Other long-term liabilities	**213,312**	200,351
Total Liabilities	**836,486**	808,641
Commitments and contingencies (see Note 10)		
Stockholders' Equity		
Capital stock		
Preferred stock		
Applera Corporation: $.01 par value; 10,000,000 shares authorized at June 30, 2007, and 2006; no shares issued and outstanding at June 30, 2007 and 2006		
Common stock		
Applera Corporation–Applied Biosystems stock: $.01 par value; 213,309,000 shares issued at June 30, 2007, and 213,194,000 shares issued at June 30, 2006	**2,133**	2,132
Applera Corporation–Celera stock: $.01 par value; 79,012,000 shares issued at June 30, 2007, and 77,335,000 shares issued at June 30, 2006	**790**	773
Capital in excess of par value	**2,248,372**	2,192,559
Retained earnings	**854,721**	714,137
Accumulated other comprehensive income	**11,363**	40,947
Treasury stock, at cost	**(801,325)**	(746,214)
Total Stockholders' Equity	**2,316,054**	2,204,334
Total Liabilities and Stockholders' Equity	**$3,152,540**	$3,012,975

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands) For the years ended June 30,	**2007**	2006	2005
Operating Activities of Continuing Operations			
Income from continuing operations	**$ 150,771**	$ 212,492	$ 159,795
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**86,091**	90,988	101,955
Asset impairments	**6,795**	10,070	2,398
Employee-related charges and other	**3,547**	7,674	27,931
Share-based compensation programs	**19,911**	12,829	6,031
Deferred income taxes	**4,269**	(42,789)	(34,871)
Sale of assets and legal settlements, net	**(2,909)**	34,936	(29,646)
Acquired research and development	**114,251**	3,400	
Changes in operating assets and liabilities:			
Accounts receivable	**(58,332)**	14,399	9,471
Inventories	**1,466**	4,398	13,912
Prepaid expenses and other assets	**(10,890)**	5,713	(14,135)
Accounts payable and other liabilities	**26,161**	(79,221)	(26,418)
Net Cash Provided by Operating Activities of Continuing Operations	**341,131**	274,889	216,423
Net Cash Provided (Used) by Operating Activities of Discontinued Operations		(135)	338
Investing Activities of Continuing Operations			
Additions to property, plant and equipment, net	**(62,560)**	(46,077)	(93,881)
Proceeds from maturities of available-for-sale investments	**274,928**	317,008	2,022,558
Proceeds from sales of available-for-sale investments	**422,273**	313,482	670,062
Purchases of available-for-sale investments	**(918,183)**	(495,748)	(2,595,919)
Acquisitions and investments, net of cash acquired	**(121,791)**	(279,133)	(371)
Proceeds from the sale of assets, net	**372**	34,985	49,751
Net Cash Provided (Used) by Investing Activities of Continuing Operations	**(404,961)**	(155,483)	52,200
Financing Activities			
Net change in loans payable		(72)	
Principal payments on debt			(6,000)
Dividends	**(31,079)**	(23,957)	(33,446)
Purchases of common stock for treasury	**(168,640)**	(601,910)	(6,100)
Proceeds from stock issued for stock plans and other	**136,375**	164,442	56,982
Net Cash Provided (Used) by Financing Activities	**(63,344)**	(461,497)	11,436
Effect of Exchange Rate Changes on Cash	**16,186**	(2,984)	(8,866)
Net Change in Cash and Cash Equivalents	**(110,988)**	(345,210)	271,531
Cash and Cash Equivalents Beginning of Year	**434,191**	779,401	507,870
Cash and Cash Equivalents End of Year	**$ 323,203**	$ 434,191	$ 779,401

See accompanying notes to Applera Corporation's consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollar amounts in thousands)	Applera–Applied Biosystems Stock	Applera–Celera Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2004	$2,130	$731	$2,111,805	$441,069	$(15,683)	$(359,003)	$2,181,049
Comprehensive income							
Net income				159,795			159,795
Other comprehensive income:							
Foreign currency translation adjustments					(8,598)		
Unrealized gain on hedge contracts, net of reclassification adjustments					10,975		
Minimum pension liability adjustment					(24,610)		
Unrealized loss on investments, net of reclassification adjustments					(3,871)		
Other comprehensive loss					(26,104)		(26,104)
Comprehensive income							133,691
Cash dividends declared on Applera-Applied Biosystems stock				(33,446)			(33,446)
Purchase of shares for treasury stock						(6,100)	(6,100)
Issuances under Applera-Applied Biosystems stock plans			(474)	(9,379)		57,433	47,580
Issuances under Applera-Celera stock plans		12	9,757				9,769
Tax benefit related to employee stock options			5,509				5,509
Share-based compensation			5,767	26		238	6,031
Balance at June 30, 2005	2,130	743	2,132,364	558,065	(41,787)	(307,432)	2,344,083
Comprehensive income							
Net income				212,492			212,492
Other comprehensive income:							
Foreign currency translation adjustments					548		
Unrealized loss on hedge contracts, net of reclassification adjustments					(7,947)		
Minimum pension liability adjustment					90,410		
Unrealized loss on investments, net of reclassification adjustments					(277)		
Other comprehensive income					82,734		82,734
Comprehensive income							295,226
Cash dividends declared on Applera-Applied Biosystems stock				(31,660)			(31,660)
Purchase of shares for treasury stock						(601,910)	(601,910)
Issuances under Applera-Applied Biosystems stock plans	2		5,431	(24,794)		163,312	143,951
Issuances under Applera-Celera stock plans		30	25,107			(277)	24,860
Tax benefit related to employee stock options			16,956				16,956
Share-based compensation			12,701	34		93	12,828
Balance at June 30, 2006	2,132	773	2,192,559	714,137	40,947	(746,214)	2,204,334
Comprehensive income							
Net income				**159,300**			**159,300**
Other comprehensive income:							
Foreign currency translation adjustments					**18,403**		
Unrealized loss on hedge contracts, net of reclassification adjustments					**2,365**		
Minimum pension liability adjustment					**322**		
Unrealized loss on investments, net of reclassification adjustments					**1,025**		
Other comprehensive income					**22,115**		**22,115**
Comprehensive income							**181,415**
Adoption of SFAS No. 158 (See Note 1 and Note 5)					**(51,699)**		**(51,699)**
Cash dividends declared on Applera-Applied Biosystems stock				**(31,121)**			**(31,121)**
Purchase of shares for treasury stock						**(168,640)**	**(168,640)**
Issuances under Applera-Applied Biosystems stock plans	**1**		**(5,662)**	**12,348**		**113,529**	**120,216**
Issuances under Applera-Celera stock plans		**17**	**15,778**	**(2)**		**(79)**	**15,714**
Tax benefit related to employee stock options			**25,924**				**25,924**
Share-based compensation			**19,773**	**59**		**79**	**19,911**
Balance at June 30, 2007	**$2,133**	**$790**	**$2,248,372**	**$854,721**	**$ 11,363**	**$(801,325)**	**$2,316,054**

See accompanying notes to Applera Corporation's consolidated financial statements.

Note 1—Accounting Policies and Practices

Organization

Applera Corporation is a life sciences company with a mission to improve human health and society by understanding and applying the power of biology to develop breakthrough research technologies and diagnostic products. When used in these notes, the terms "Applera," "Company," "we," "us," or "our" mean Applera Corporation and its subsidiaries. Through December 31, 2005, we were comprised of three business segments: the Applied Biosystems group, the Celera group, and Celera Diagnostics, a 50/50 joint venture between the Applied Biosystems group and the Celera group. Effective January 1, 2006, the Celera group acquired the Applied Biosystems group's 50 percent interest in the Celera Diagnostics joint venture such that it now owns 100 percent of Celera Diagnostics. Effective December 1, 2006, we changed the name of our Celera Genomics group to Celera group to better reflect the Celera group's focus and business strategy. See Note 16 to our consolidated financial statements for more information on our segments.

Principles of Consolidation

We include the accounts of Applera and all of our majority-owned subsidiaries that we control in our consolidated financial statements. In addition, as required under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," our consolidation policy requires the consolidation of variable interest entities, or VIEs, in which we are determined to be the primary beneficiary from the date the determination is made. As of June 30, 2007, 2006, and 2005 we did not have any investments in VIEs. We have eliminated all significant intracompany transactions and balances in consolidation.

Use of Estimates

We prepare our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions. While we believe we have considered all available information, actual results could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Capital Structure

In fiscal 1999, as part of a recapitalization of our Company, we created two classes of common stock called Applera Corporation-Applied Biosystems Group Common Stock ("Applera-Applied Biosystems stock") and Applera Corporation-Celera Group Common Stock ("Applera-Celera stock"). Applera-Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems group, and Applera-Celera stock is intended to reflect the relative performance of the Celera group.

Holders of Applera-Applied Biosystems stock and holders of Applera-Celera stock are stockholders of Applera. The Applied Biosystems group and the Celera group are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities.

Financial effects arising from one group that affect our consolidated results of operations or consolidated financial position could, if significant, affect the results of operations or financial position of the other group and the per share market price of the class of common stock relating to the other group. Any net losses of the Applied Biosystems group or the Celera group and dividends or distributions on, or repurchases of, Applera-Applied Biosystems stock or Applera-Celera stock or repurchases of preferred stock of the Company will reduce the assets of Applera legally available for payment of dividends.

Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115," which permits entities to measure some financial assets and liabilities at fair value on an instrument-by-instrument basis. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. SFAS No. 159 also establishes additional disclosure requirements. The provisions of SFAS No. 159 are effective for our 2009 fiscal year beginning July 1, 2008. We are currently evaluating the provisions of SFAS No. 159 and the resulting impact of adoption on our financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an employer to recognize the

overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income. We adopted the provisions of SFAS No. 158 for our fiscal year ended June 30, 2007 and the amounts included in the accompanying Consolidated Statement of Financial Position related to our pension and post retirement plans reflect the effects of our adoption. See Note 5 for information on the impact of SFAS No. 158 on our consolidated financial statements.

Also in September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for our 2009 fiscal year beginning July 1, 2008, and interim periods within that fiscal year. We are currently evaluating the provisions of SFAS No. 157 and the resulting impact of adoption on our financial statements.

Also in September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 established an approach that requires quantification of financial statement errors based on the effects of an error on a company's balance sheet and income statement and related disclosures. Historically, we have used the "rollover approach" for quantifying identified financial statement misstatements. This approach quantifies misstatements based on the amount of the error originating in the current year. We adopted the provisions of SAB 108 for our fiscal year ended June 30, 2007. The adoption did not have a material impact on our financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 is intended to clarify the accounting for uncertainty in income tax positions. FIN 48 addresses the recognition and measurement of uncertain income tax positions using a "more-likely-than-not" threshold and also requires enhanced disclosures in the financial statements. The cumulative effects, if any, of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. In May 2007, the FASB issued FIN 48-1 "Definition of Settlement in FASB Interpretation No 48." FIN 48-1 amends FIN 48 to provide guidance on how companies should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The provisions of both FIN 48 and FIN 48-1 are effective for us beginning July 1, 2007. We are currently calculating the impact of these interpretations on our financial statements.

Earnings (Loss) per Share

We compute basic earnings (loss) per share for each class of common stock using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. To calculate basic earnings (loss) per share for each class of common stock, we divide the earnings (losses) allocated to each class of common stock by the weighted average number of outstanding shares of that class of common stock. Diluted earnings (loss) per share is calculated using the weighted average number of outstanding shares of that class of common stock adjusted to include the dilutive effect of common stock equivalents. Dilutive common stock equivalents primarily consist of employee stock options.

Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings (loss) per share. This determination is based on the net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied. We believe this method of allocation is systematic and reasonable. Our board of directors can, in its discretion, change the method of allocating earnings (losses) to each class of common stock at any time.

The following table presents a reconciliation of basic and diluted earnings (loss) per share for the fiscal years ended June 30:

(Amounts in millions except per share amounts)	Applied Biosystems Group			Celera Group		
	2007	2006	2005	**2007**	2006	2005
Income (loss) from continuing operations	**$170.9**	$275.1	$236.9	**$(19.8)**	$(62.7)	$(77.1)
Allocated intercompany profit (loss)	**(0.3)**	0.1				
Total income (loss) from continuing operations allocated	**170.6**	275.2	236.9	**(19.8)**	(62.7)	(77.1)
Less dividends declared on common stock	**31.2**	31.7	33.4			
Undistributed earnings (loss)	**$139.4**	$243.5	$203.5	**$(19.8)**	$(62.7)	$(77.1)
Allocation of basic earnings (loss) per share						
Basic distributed earnings per share	**$ 0.17**	$ 0.17	$ 0.17	**$ —**	$ —	$ —
Basic undistributed earnings (loss) per share	**0.76**	1.30	1.04	**(0.25)**	(0.83)	(1.05)
Total basic earnings (loss) per share from continuing operations	**$ 0.93**	$ 1.47	$ 1.21	**$(0.25)**	$(0.83)	$(1.05)
Allocation of diluted earnings (loss) per share						
Diluted distributed earnings per share	**$ 0.16**	$ 0.17	$ 0.17	**$ —**	$ —	$ —
Diluted undistributed earnings (loss) per share	**0.74**	1.26	1.02	**(0.25)**	(0.83)	(1.05)
Total diluted earnings (loss) per share from continuing operations	**$ 0.90**	$ 1.43	$ 1.19	**$(0.25)**	$(0.83)	$(1.05)
Weighted average number of common shares						
Basic	**183.2**	187.0	196.4	**78.3**	75.5	73.4
Common stock equivalents	**7.0**	4.9	2.6			
Diluted	**190.2**	191.9	199.0	**78.3**	75.5	73.4

Options to purchase shares at exercise prices greater than the average market prices of our two classes of common stock were excluded from the computation of diluted earnings per share because the effect was antidilutive. Additionally, options and warrants to purchase shares of Applera-Celera stock were excluded from the computation of diluted loss per share because the effect was antidilutive. The following table presents the number of shares excluded from the diluted earnings and loss per share computations at June 30:

(Shares in millions)	**2007**	2006	2005
Applera-Applied Biosystems stock	**6.5**	5.2	16.5
Applera-Celera stock	**7.3**	8.1	11.9

Share-Based Compensation

Under our share-based compensation plans, we issue stock options, restricted stock and restricted stock units. We also sponsor an employee stock purchase plan. See Note 7 to our consolidated financial statements for further information. Effective July 1, 2005, we adopted the provisions of SFAS No. 123, "Share-Based Payment (revised 2004)" for all of our share-based compensation plans. SFAS No. 123R requires entities to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We adopted SFAS No. 123R using the modified prospective method of transition. This method requires us to apply the provisions of SFAS No. 123R to new awards from and after our adoption date and to any awards that were unvested as of our adoption date, but did not require us to restate prior periods. For our stock option and restricted stock plans, we recognize compensation expense on a straight-line basis over the requisite service period for the entire grant. We recognize expense for our employee stock purchase plans as costs are incurred. Total share-based compensation expense and the earnings per share effects under the provisions of SFAS No. 123R for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions except per share amounts)	Applera-Applied Biosystems Stock		Applera-Celera Stock	
	2007	2006	**2007**	2006
Pre-tax share-based compensation expense	**$16.5**	$11.2	**$ 3.3**	$ 1.5
Tax benefit	**4.9**	3.4	**0.9**	0.3
Net expense	**$11.6**	$7.8	**$ 2.4**	$ 1.2
Basic earnings per share	**$0.06**	$0.04	**$0.03**	$0.02
Diluted earnings per share	**0.06**	0.04	**0.03**	0.02

Cash received from option exercises under these plans was $136.4 million for fiscal 2007 and $164.4 million for fiscal 2006 and the total intrinsic value of awards exercised and released was $32.1 million for fiscal 2007 and $55.8 million for fiscal 2006. In connection with these exercises, we realized a tax benefit of $25.9 million for fiscal 2007 and $17.0 million for fiscal 2006.

Pro Forma Disclosures – Prior to Adoption of SFAS No. 123R

Prior to fiscal 2006, we applied the provisions of APB Opinion No. 25 and FIN 44, "Accounting for certain transactions involving stock compensation – an interpretation of Accounting Principles Board No. 25" in accounting for our share-based compensation plans. With the exception of the effect of accelerating the vesting of some stock options in fiscal 2005, under APB Opinion No. 25, we did not record any compensation cost related to stock options since the exercise price of stock options granted to employees generally equaled the fair market value of our stock prices at the date of grant. We also did not record any compensation expense related to our employee stock purchase plans since the provisions of these plans were deemed non-compensatory under APB Opinion No. 25. However, for restricted stock, the intrinsic value as of the grant date was amortized to compensation expense over the vesting period. We recorded a pre-tax charge of $3.0 million ($2.0 million net of tax) for fiscal 2005 for restricted stock under ABP Opinion No. 25.

During fiscal 2005, our board of directors approved the accelerated vesting of substantially all unvested stock options previously awarded to employees, officers, directors, and consultants in light of the new accounting requirements of SFAS No. 123R. In order to prevent unintended personal benefits to directors, officers, and other senior management, the board imposed restrictions on any shares received through the exercise of accelerated options held by those individuals. These restrictions prevent the sale, or any other transfer, of any stock obtained through exercise of an accelerated option prior to the earlier of the original vesting date or the individual's termination of employment.

Our board of directors approved the accelerated vesting based on the belief that it was in the best interest of stockholders as it would reduce our reported compensation expense commencing July 1, 2005 with the adoption of SFAS No. 123R. As a result of the acceleration, during fiscal 2005, the Applied Biosystems group recorded a pre-tax charge of $1.6 million and the Celera group recorded a pre-tax charge of $1.0 million of compensation cost that represented the intrinsic value measured at the relevant acceleration dates for the estimated number of awards that, absent the accelerated vesting, would have expired unexercisable. As a result of the accelerated vesting, options to purchase approximately 14.0 million shares of Applera-Applied Biosystems stock and approximately 3.6 million shares of Applera-Celera stock became exercisable immediately during fiscal 2005. Our pro forma table below includes the acceleration of the unamortized portion of unvested stock options, which resulted in an additional pre-tax amount of approximately $98 million for the Applied Biosystems group and approximately $19 million for the Celera group for fiscal 2005.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on reported income (loss) from continuing operations and earnings (loss) per share as if we had applied the fair value method of accounting for employee stock plans as required by SFAS No. 123 for the fiscal year ended June 30, 2005:

(Dollar amounts in millions except per share amounts)	Applied Biosystems Group	Celera Group	Consolidated
Income (loss) from continuing operations, as allocated	$236.9	$ (77.1)	$ 159.8
Add: Share-based employee compensation expense included in reported income (loss) from continuing operations, net of tax	2.7	1.6	4.3
Deduct: Share-based employee compensation expense determined under fair value based method, net of tax	141.9	28.6	170.5
Pro forma income (loss) from continuing operations	$ 97.7	$(104.1)	$ (6.4)
Earnings (loss) per share from continuing operations			
Basic — as reported	$ 1.21	$ (1.05)	
Basic — pro forma	0.50	(1.42)	
Diluted — as reported	1.19	(1.05)	
Diluted — pro forma	0.49	(1.42)	

We estimate the fair value of our options using the Black-Scholes option pricing model, which was developed for use in estimating the value of freely-traded options that have no vesting restrictions and are fully transferable. Similar to other option pricing models, this model requires the input of highly-subjective assumptions, including the stock price volatility. Our options have characteristics significantly different from traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of the options was estimated at the grant date with the following weighted average assumptions for the fiscal years ended June 30:

	2007	2006	2005
Applied Biosystems Group			
Dividend yield	**0.5%**	0.7%	0.9%
Volatility	**21%**	24%	62%
Risk-free interest rate	**4.7%**	4.5%	3.6%
Expected option life in years	**4**	4	5
Weighted average fair value per option granted	**$8.03**	$6.31	$11.15
Celera Group			
Volatility	**32%**	35%	43%
Risk-free interest rate	**4.6%**	4.3%	3.6%
Expected option life in years	**5**	5	4
Weighted average fair value per option granted	**$5.51**	$4.36	$3.90

We determine the expected term of our options based on historical exercise patterns, which factor in the historical weighted average holding period from grant date to settlement date and from vest date to exercise date. We use the historical exercise patterns to project future settlement of outstanding options.

Prior to fiscal 2006, we determined expected volatility over the expected term based on historical volatilities of our two classes of common stock. With the adoption of SFAS No. 123R, we continue to determine expected volatility based on historical volatilities. In addition, under SFAS No. 123R, we use a mean reversion analysis, which we believe provides a better estimate of current and future volatility rate expectations for our classes of stock.

Foreign Currency

We translate assets and liabilities of foreign operations, where the functional currency is the local currency of the foreign operation, into U.S. dollars at the fiscal year-end currency rates. We record the related translation adjustments as a separate component of accumulated other comprehensive income (loss) in the Consolidated Statements of Financial Position. We translate foreign currency revenues and expenses using average currency rates prevailing during the fiscal year. Foreign currency transaction gains and losses, resulting from fluctuations in exchange rates when assets and liabilities are denominated in currencies other than the functional currency of an entity, are included in net income. Net transaction gains were $6.7 million for fiscal 2007, $5.7 million for fiscal 2006, and $3.4 million for fiscal 2005. Net transaction gains and losses include the gains and losses on the revaluation of non-functional currency-denominated net assets offset by the losses and gains on non-qualified hedges on these positions. See Note 11 to our consolidated financial statements for further information on our hedging program.

Derivative Financial Instruments

We use derivative financial instruments to minimize exposure to market risks arising from changes in exchange rates. We used forward, option, and range forward contracts as our derivative financial instruments during fiscal 2007, 2006 and 2005. See Note 11 to our consolidated financial statements for further information related to our derivative financial information.

Cash and Cash Equivalents and Short-Term Investments

Our cash equivalents consist of highly liquid debt instruments, time deposits, and certificates of deposit with original maturities of three months or less at the date of purchase. These instruments are readily convertible into cash.

All short-term investments are classified as available-for-sale and are carried at fair value with unrealized gains and losses included as a separate component of stockholders' equity, net of any related tax effect. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is readily available for current operations should it be needed. We use the specific identification method to determine the cost of securities disposed of, with realized gains and losses recorded in other income (expense), net in the Consolidated Statements of Operations.

The fair value of short-term investments and unrealized gains (losses) at June 30 was as follows:

(Dollar amounts in millions)	**2007**	2006
Certificates of deposit and time deposits	**$ 34.5**	$ 30.3
Commercial paper	**44.7**	39.3
U.S. government and agency obligations	**142.9**	182.3
Corporate bonds	**326.6**	161.3
Asset backed securities	**184.1**	96.1
Total short-term investments	**$732.8**	$509.3
Unrealized gains on investments	**$ 0.3**	$ 0.1
Unrealized losses on investments	**(1.6)**	(3.6)

The realized gains and losses associated with our short-term investments for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	**2007**	2006	2005
Realized gains on investments	**$0.5**	$ 0.1	$ 0.1
Realized losses on investments		(0.1)	(0.2)

The following table summarizes the contractual maturities of available-for-sale securities at June 30:

(Dollar amounts in millions)	**2007**
Less than one year	**$257.7**
Due in one to two years	**124.3**
Due in two to five years	**350.8**
Total	**$732.8**

We also held securities that are classified as trading at June 30, 2007 and 2006, which were recorded at fair value with realized and unrealized gains and losses included in income. These securities are recorded in other current assets. Included in income were unrealized net gains of $5.1 million during fiscal 2007 and $2.6 million during fiscal 2006.

Investments

We account for investments in business entities in which we have the ability to exercise significant influence over operating and financial policies (generally 20% to 50% ownership) using the equity method of accounting. Under the equity method of accounting, we record investments at cost and we adjust for dividends and undistributed earnings and losses. As of June 30, 2007 and 2006, we did not have any investments in VIEs.

We classify investments for which we do not have the ability to exercise significant influence as minority equity investments. We account for non-marketable minority equity investments using the cost method of accounting. We generally classify minority equity investments in public companies as available-for-sale and carry them at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We use the specific identification method to determine the cost of securities disposed of. Under the cost method of accounting, we carry investments in equity securities at cost and adjust only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Cost is determined principally on the standard cost method for manufactured goods which approximates cost on the first-in, first-out method. Reserves for obsolescence and excess inventory are provided based on historical experience and estimates of future product demand. Inventories at June 30, 2007 and 2006, included the following components:

(Dollar amounts in millions)	**2007**	2006
Raw materials and supplies	**$ 49.9**	$ 44.3
Work-in-process	**6.3**	12.8
Finished products	**84.1**	80.6
Total inventories, net	**$140.3**	$137.7

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are recorded at cost and consisted of the following at June 30:

(Dollar amounts in millions)	**2007**	2006
Land and improvements	**$116.7**	$117.4
Buildings and leasehold improvements	**291.3**	272.5
Machinery and equipment	**282.7**	269.2
Computer software and licenses	**158.4**	151.1
Property, plant and equipment, at cost	**849.1**	810.2
Accumulated depreciation and amortization	**458.3**	413.8
Property, plant and equipment, net	**$390.8**	$396.4

We capitalize major renewals and improvements that significantly add to productive capacity or extend the life of an asset. We expense repairs, maintenance, and minor renewals and improvements as incurred. We remove the cost of assets and related depreciation from the related accounts on the balance sheet when such assets are disposed of, and any related gains or losses are reflected in current earnings.

We compute depreciation expense of owned property, plant and equipment based on the expected useful lives of the assets primarily using the straight-line method. We amortize leasehold improvements over their estimated useful lives or the term of the applicable lease, whichever is less. Useful lives are generally five to ten years for land improvements, 30 to 40 years for buildings, and three to seven years for machinery and equipment. We amortize capitalized internal-use software costs primarily over the expected useful lives, not to exceed seven years. Depreciation expense for property, plant and equipment was $64.8 million for fiscal 2007, $73.8 million for fiscal 2006, and $82.5 million for fiscal 2005. The Celera group recorded $16.6 million of impairment charges related to the closure of its South San Francisco, California facilities, of which $6.8 million was recorded during fiscal 2007 and $9.8 million was recorded in fiscal 2006. In addition, the Applied Biosystems group recorded $2.6 million of impairment charges in fiscal 2005 related to its San Jose, California, and Houston, Texas facilities. Included in this

charge was $1.9 million of property, plant and equipment. These charges are included in employee-related charges, asset impairments and other in the Consolidated Statements of Operations. See Note 2 to our consolidated financial statements for more information.

Capitalized Software

We capitalize and include in other long-term assets software development costs for software used in our products which are incurred from the time technological feasibility of the software is established until the software is ready for its intended use. We amortize these costs using the straight-line method over a maximum of three years or the expected life of the product, whichever is less. Capitalized software costs, net of accumulated amortization, were $2.5 million at June 30, 2007, and $2.1 million at June 30, 2006. Amortization expense was $1.3 million in fiscal 2007, $1.6 million in fiscal 2006, and $6.9 million in fiscal 2005. We expense R&D costs and other computer software maintenance costs related to software development as incurred.

Intangible Assets

We amortize intangible assets using the straight-line method over their expected useful lives. Intangible assets at June 30 included the following:

(Dollar amounts in millions)	Weighted Average Life	2007 Gross Carrying Amount	2007 Accumulated Amortization	2006 Gross Carrying Amount	2006 Accumulated Amortization
Amortized intangible assets					
Acquired technology	**5**	**$ 83.7**	**$57.4**	$ 83.3	$44.5
Patents	**10**	**29.9**	**25.1**	29.9	22.9
Customer relationships	**7**	**27.1**	**5.2**	27.1	1.6
Other		**1.7**	**0.7**	0.3	0.3
Total amortized intangible assets		**142.4**	**88.4**	140.6	69.3
Unamortized intangible assets					
Trade name		**4.9**		4.9	
Total		**$147.3**	**$88.4**	$145.5	$69.3

In connection with the acquisition of the Research Products Division of Ambion Inc. ("Ambion"), we acquired the Ambion trade name that we determined to be indefinitely lived. This intangible asset is tested for impairment as part of our annual goodwill impairment test as discussed below. See Note 3 to our consolidated financial statements for more information on these acquisitions.

Aggregate amortization for the fiscal years ended June 30 was as follows:

(Dollar amounts in millions)	2007	2006
Applied Biosystems group	**$17.4**	$11.6
Celera group	**2.2**	3.3
Consolidated	**$19.6**	$14.9

We record amortization in cost of sales except for amortization of acquisition-related intangible assets which is recorded in the amortization of purchased intangible assets in the Consolidated Statements of Operations. At June 30, 2007, we estimated annual amortization expense of our intangible assets for each of the next five fiscal years to be as shown in the following table. Future acquisitions or impairment events could cause these amounts to change.

(Dollar amounts in millions)	Applied Biosystems Group	Celera Group	Consolidated
2008	**$14.7**	**$0.6**	**$15.3**
2009	**13.1**	**0.2**	**13.3**
2010	**10.4**	**0.2**	**10.6**
2011	**6.6**	**0.1**	**6.7**
2012	**5.4**		**5.4**

Goodwill

Goodwill represents the excess purchase price over the net asset value of companies acquired. We test goodwill for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent

that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill.

The carrying amount of goodwill at June 30, 2007 and 2006, was $245.9 million, of which $243.2 million was allocated to the Applied Biosystems group and $2.7 million was allocated to the Celera group.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, an asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to an asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and its estimated value at disposal and compare it to its carrying value in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

Product Warranties

We accrue warranty costs for product sales at the time of shipment based on historical experience as well as anticipated product performance. Our product warranties extend over a specified period of time ranging up to two years from the date of sale depending on the product subject to warranty. The product warranty accrual covers parts and labor for repairs and replacements covered by our product warranties. We periodically review the adequacy of our warranty reserve, and adjust, if necessary, the warranty percentage and accrual based on actual experience and estimated costs to be incurred.

The following table provides the analysis of the warranty reserve for the fiscal years ended June 30:

(Dollar amount in millions)	**2007**	2006
Beginning of year	**$ 10.6**	$ 14.0
Accruals for warranties	**17.0**	16.6
Usage of reserve	**(15.8)**	(16.9)
Other*	**0.3**	(3.1)
End of year	**$ 12.1**	$ 10.6

* Other consists of accrual adjustments to reflect actual experience and currency translation.

Revenues

We record revenue on entering into a final agreement with the customer that includes the specific nature and terms of the revenue-generating activity and for which collectibility is reasonably assured, which is generally at the time of shipment of products or performance of services. Concurrently, we record provisions for warranty, returns, and installation based on historical experience and anticipated product performance. Discounts are recorded as sales reductions concurrently with the applicable sale. Cash discounts are recorded as sales reductions on our receipt of the sales proceeds. Deferred revenues consist of prepayments for trade-ins and service contracts. Revenue is not recognized at the time of shipment of products in situations where risks and rewards of ownership are transferred to the customer at a point other than shipment due to the shipping terms, the existence of an acceptance clause, the achievement of milestones, or some return or cancellation privileges. Revenue is recognized once customer acceptance occurs or the acceptance provisions lapse. Service revenue is recognized over the period services are performed. Amounts billed to customers related to shipping and handling are included in net revenues, whereas shipping and handling costs are included in cost of sales.

In revenue arrangements with multiple deliverables, we record revenue as the separate elements are delivered to the customer if the delivered item is determined to represent a separate earnings process, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is probable and substantially in our control. For instruments where installation is determined to be a separate earnings process, the portion of the sales price allocable to the fair value of the installation is deferred and recognized when installation is complete. We determine the fair value of the installation process based on technician labor billing rates, the expected number of hours to install the instrument based on historical experience, and amounts charged by third parties.

We recognize royalty revenues when earned over the term of the agreement in exchange for the grant of licenses to use our products or on technologies for which we hold patents. We recognize revenue for estimates of royalties earned during the applicable period, based on historical activity, and make revisions for actual royalties received in the following quarter. For those arrangements where royalties cannot be reasonably estimated, we recognize revenue on the receipt of cash or royalty statements from our licensees. In addition, we recognize up-front nonrefundable license fees when due under contractual agreement, unless we have specific continuing performance obligations requiring deferral of all or a portion of such fees.

A substantial portion of the Celera group's reported net revenues consists of equalization payments from Abbott Laboratories resulting from a profit and loss sharing arrangement between the Company and Abbott. All revenues, costs and expenses of the alliance are shared equally by both parties. At the end of each reporting period the two companies compare a statement of revenues and expenses for alliance activities recorded by each party. A calculation is made to determine the amount that needs to be paid to evenly split both the revenue and expenses. This payment is referred to as the equalization payment and is recorded as revenue by the Celera group. The timing and nature of equalization payments can lead to fluctuations in both reported revenues and gross margins from period to period due to changes in end-user revenues of alliance products and differences in relative operating expenses between the alliance partners.

Research and Development

We expense research and development costs as incurred. Research and development expenses include employee related costs, supplies and materials, facilities costs, equipment depreciation, contract services, and other outside costs.

Supplemental Cash Flow Information

Cash paid for interest and income taxes and significant non-cash investing and financing activities for the following fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	**2007**	2006	2005
Interest	**$ 0.6**	$ 0.1	$ 0.2
Income taxes	**48.3**	48.6	58.0
Significant non-cash investing and financing activities:			
Tax benefit related to employee stock options	**25.9**	17.0	5.5
Dividends declared not paid	**7.7**	7.7	
Issuances of restricted stock			0.8
Stock issued for which proceeds were in-transit	**0.4**	3.1	0.9

Note 2—Events Impacting Comparability

We are providing the following information on some actions taken by us or events that occurred during the fiscal years ended June 30:

Income/(charge) (Dollar amounts in millions)	**2007**	2006	2005
Severance and benefit costs	**$ (0.5)**	$(14.3)	$(24.7)
Asset impairments	**(6.8)**	(10.9)	(0.8)
Excess lease space		(1.2)	(10.0)
Other charges	**(3.6)**	(2.6)	
Reduction of expected costs	**0.6**	2.5	1.1
Total employee-related charges, asset impairments, and other	**$ (10.3)**	$(26.5)	$(34.4)
Other events impacting comparability:			
Revenue from sales of small molecule programs	**$ 2.5**	$ 8.6	$ —
Impairment of inventory recorded in cost of sales			(1.7)
Asset dispositions and legal settlements	**4.6**	(11.3)	38.2
Acquired research and development	**(114.3)**	(3.4)	
Investment gains		7.6	
Tax items	**25.2**	50.2	25.7

Employee-Related Charges, Asset Impairments, and Other

The following items have been recorded in the Consolidated Statements of Operations in employee-related charges, asset impairments and other, except as noted.

Fiscal 2007

During the fourth quarter of fiscal 2007, the Celera group recorded a pre-tax charge of $0.5 million for severance costs for approximately 20 employees. The charge resulted from a reduction in the Celera group's proteomics-based activities and continued focus on its diagnostics business. All of the affected employees were notified as of June 30, 2007, and are expected to be terminated by October 31, 2007.

Also during fiscal 2007, the Celera group recorded a pre-tax charge of $6.3 million, which was primarily comprised of $6.8 million of pre-tax charges for the write-downs of the carrying amount of an owned facility that was impaired initially in fiscal 2006, partially offset by a pre-tax benefit of $0.6 million for a reduction in anticipated employee-related costs associated with severance and benefit charges recorded in the third and fourth quarters of fiscal 2006. Both of these items are discussed below.

During fiscal 2007, the Celera group recorded a pre-tax charge of $3.5 million for its estimated share of a damage award in continuing litigation between Abbott Laboratories, our alliance partner, and Innogenetics N.V. In September 2006, a jury found that the sale of Hepatitis C Virus ("HCV") genotyping analyte specific reagents ("ASRs") products by Abbott willfully infringed a U.S. patent owned by Innogenetics and awarded Innogenetics $7.0 million in damages. In January 2007, the U.S. District Court for the Western District of Wisconsin ruled in favor of Innogenetics' request for a permanent injunction, and as such, ordered Abbott to withdraw its products from the market. The Court also reversed the jury verdict of willful infringement and ruled that Abbott did not willfully infringe Innogenetics' patent and denied Innogenetics' request for enhanced damages and attorneys' fees. Innogenetics did not name the Celera group as a party in this lawsuit, but the Celera group has an interest in these products and in the outcome of the litigation because the enjoined products are manufactured by the Celera group and sold through its alliance with Abbott. Also, as these products are part of its alliance with Abbott, the Celera group has agreed to share the cost of this litigation, including the damage award described above. Abbott is appealing the judgment as both Abbott and the Celera group believe that Innogenetics' patent is invalid and that the alliance's HCV genotyping ASRs do not infringe Innogenetics' patent. On March 8, 2007, the Court of Appeals for the Federal Circuit issued an order denying Abbott's motion for a stay of the permanent injunction during the appeal process, and the alliance therefore will not receive any revenues from the sale of these HCV genotyping products for the foreseeable future. We believe the appeal process may take a year or more to conclude.

Fiscal 2006

In fiscal 2006, the Applied Biosystems group recorded pre-tax charges of $1.5 million for employee terminations related to the Applied Biosystems/MDS SCIEX Instruments business, a 50/50 joint venture between the Applied Biosystems group and MDS Inc. MDS recorded a restructuring charge for a reduction in workforce as part of its strategy to focus on the life sciences market. The $1.5 million represented the Applied Biosystems group's share of the restructuring charge.

Also in fiscal 2006, the Applied Biosystems group recorded a $1.1 million pre-tax impairment charge to write-down the carrying amount of its San Jose, California facility to its then estimated current market value less estimated selling costs. This charge was in addition to the charge recorded in fiscal 2005 described below. In fiscal 2006, the Applied Biosystems group recognized a $0.9 million pre-tax favorable adjustment to the charges previously recorded based on the actual sales price per the agreement to sell the facility. The Applied Biosystems group completed the sale of the facility in fiscal 2006.

During fiscal 2006, the Celera group recorded pre-tax charges related to its decision to exit its small molecule drug discovery and development programs and the integration of Celera Diagnostics into the Celera group. These charges consisted of the following components:

(Dollar amounts in millions)	Employee-Related Charges	Asset Impairments	Excess Lease Space	Other Disposal Costs	Total
Third quarter	$10.7	$8.0	$0.8	$1.4	$20.9
Fourth quarter	2.1	1.8	0.4	1.2	5.5
Total charges	12.8	9.8	1.2	2.6	26.4
Cash payments	7.9		0.2	2.4	10.5
Non-cash activity		9.3		0.2	9.5
Balance at June 30, 2006	4.9	0.5	1.0		6.4
Additional charge		**6.8**			**6.8**
Non-cash activity		**6.8**			**6.8**
Cash payments	**4.2**		**0.7**		**4.9**
Reduction of expected costs	**0.6**				**0.6**
Balance at June 30, 2007	**$ 0.1**	**$0.5**	**$0.3**	**$ —**	**$ 0.9**

The employee-related charges were severance costs primarily for staff reductions in small molecule drug discovery and development. As of March 31, 2006, all of the affected employees had been notified and by September 30, 2006, all had been terminated. In fiscal 2007, the Celera group recorded a pre-tax benefit of $0.6 million for a reduction in anticipated employee-related costs associated with the severance and benefit charges recorded in fiscal 2006. The asset impairment charges primarily related to a write-down of the carrying amount of an owned facility to its then estimated current market value less estimated selling costs, as well as write-offs of leasehold improvements and equipment. This facility was reclassified into assets held for sale in fiscal 2006. In fiscal 2007, the Celera group recorded additional pre-tax charges of $6.8 million to write-down the carrying amount of this facility, $3.8 million of which was recorded in the fourth quarter of fiscal 2007. The estimates of market value for this facility were based on third-party appraisals. Cash expenditures for these charges were funded by available cash. The remaining required cash expenditures related to these charges are expected to be disbursed by December 31, 2007.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded pre-tax charges consisting of the following components:

(Dollar amounts in millions)	Employee-Related Charges	Excess Lease Space	Asset Impairments	Total
First quarter	$ 7.3	$—	$—	$ 7.3
Second quarter	2.9	2.3		5.2
Fourth quarter	11.6	6.2	2.6	20.4
Total charges	21.8	8.5	2.6	32.9
Cash payments	10.5	0.2		10.7
Non-cash activity		5.2	1.9	7.1
Reduction of expected costs	0.3			0.3
Balance at June 30, 2005	11.0	3.1	0.7	14.8
Cash payments	9.5	1.4	0.3	11.2
Reduction of expected costs and other	1.4		0.4	1.8
Balance at June 30, 2006	0.1	1.7		1.8
Cash payments	**0.1**	**1.1**		**1.2**
Balance at June 30, 2007	**$ —**	**$0.6**	**$ —**	**$ 0.6**

The fiscal 2005 severance charges reflected the Applied Biosystems group's decision to reduce and rebalance its workforce and were implemented as a result of a strategic and operational analysis conducted by management. The positions eliminated were primarily in the areas of R&D, manufacturing, marketing, and operations. These actions were intended to allow us to expand personnel in other functional areas including field sales and support, manufacturing quality, and advanced research, as well as to better align our resources with the needs of our customers. Additionally, the severance charges recorded in the first and second quarters related, in part, to staff reductions intended to integrate the Applied Biosystems MALDI TOF product line into the Applied Biosystems/ MDS SCIEX Instruments joint venture with MDS Inc. We took these actions to improve operational efficiency and quality, while assuring that our R&D spending remains aligned with our strategic initiatives.

As of June 30, 2005, all of the employees affected by the first and second quarter staff reductions had been terminated. By March 31, 2006, all of the employees affected by the fourth quarter staff reduction had been terminated. During fiscal 2006, we made cash payments of $9.5 million for these employee-related charges, the majority of which related to the fourth quarter termination charge. In fiscal 2005, the Applied Biosystems group recorded pre-tax benefits of $0.1 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the first quarter of fiscal 2005 and $0.2 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the second quarter of fiscal 2005.

The excess lease space charges represented the estimated cost of excess lease space less estimated future sublease income for some leases on facilities in Massachusetts and California which extend through fiscal 2011. The asset impairment charges taken in the fourth quarter of fiscal 2005 related to the write-down in value of the Applied Biosystems group's facilities in San Jose, California, and Houston, Texas. As noted above, the Applied Biosystems group recorded an additional impairment charge as well as a favorable adjustment to the charges related to the San Jose facility in fiscal 2006. In regards to the excess lease space charges, during fiscal 2007, we made cash payments of $0.4 million related to the second quarter charge and $0.7 million related to the fourth quarter charge. In fiscal 2006, we made cash payments of $0.4 million related to the second quarter charge and $1.0 million related to the fourth quarter charge. The remaining cash payments of $0.6 million as of June 30, 2007, are expected to be disbursed by fiscal 2011. The cash payments related to the staff reductions and the excess lease space were funded by cash provided by operating activities.

During fiscal 2005, the Celera group recorded pre-tax charges totaling $4.5 million related to our decision to discontinue promotion of products and most operations of Paracel, Inc., a business we acquired in fiscal 2000. Paracel developed high-performance genomic data and text analysis systems for the pharmaceutical, biotechnology, information services, and government markets. Due to a shift in focus, Paracel was no longer deemed strategic to the overall business. The charge consisted of $1.1 million for severance and benefit costs, $1.7 million for excess facility lease expenses and asset impairments, and $1.7 million in cost of sales for the impairment of inventory. The charge for excess facility lease expenses and asset impairments was primarily for a revision to an accrual initially recorded in fiscal 2002 for the estimated cost of excess facility space for a lease that extends through fiscal 2011 and to write-off related fixed assets.

As of March 31, 2005, the majority of the affected Paracel employees had been terminated. Substantially all cash payments related to these terminations had been made as of June 30, 2005. During fiscal 2007, we made net cash payments of $1.7 million related to the excess lease space charge. The cash expenditures were funded by available cash. The remaining net cash expenditures related to this charge of approximately $2.7 million are expected to be disbursed by fiscal 2011.

In fiscal 2005, the Celera group recorded a pre-tax charge of $3.4 million related to the Online/Information Business, an information products and service business. The Celera group realigned its organization based on a change in its business focus and, as part of this realignment, the Online/Information Business was determined to be non-strategic. The pre-tax charge of $3.4 million consisted

of $1.8 million for severance and benefit costs and $1.6 million for asset impairments, primarily related to information-technology leases. As of June 30, 2005, all affected employees had been notified and by the end of the first quarter of fiscal 2006, all had been terminated. In fiscal 2006, the Celera group recorded a pre-tax benefit of $0.2 million for a reduction in anticipated severance and benefit costs. All cash expenditures related to this action had been disbursed by the end of fiscal 2006.

During fiscal 2005, the Celera group completed the sale of its Rockville, Maryland facilities and recorded a $3.6 million pre-tax favorable adjustment to an impairment charge recorded in fiscal 2004.

Other Events Impacting Comparability

Revenue from the sales of small molecule programs

In fiscal 2007, the Celera group recorded $2.5 million in net revenues from the sale of a small molecule drug discovery and development program to Schering AG. The Celera group had recorded an initial $2.5 million in fiscal 2006 when the agreement for the sale of the program was executed. Additionally in fiscal 2006, the Celera group recorded $6.1 million in net revenues from the sales of other small molecule drug discovery and development programs, primarily to Pharmacyclics, Inc.

Asset dispositions and legal settlements

The following items have been recorded in the Consolidated Statements of Operations in asset dispositions and legal settlements.

Fiscal 2007

In the fourth quarter of fiscal 2007, the Applied Biosystems group recorded a pre-tax benefit of $3.5 million from the receipt of past royalties from Bio-Rad Laboratories, Inc. under new and newly amended patent licenses. Also in fiscal 2007, the Applied Biosystems group recorded a $4.8 million pre-tax benefit related to the settlement of a patent infringement claim, a $3.0 million pre-tax benefit related to our collection from a third party of a portion of its liability relative to our settlement of a prior legal dispute, and a $9.1 million pre-tax charge related to a settlement agreement entered into with another company which resolved outstanding legal disputes with that company. The Celera group recorded a $2.4 million pre-tax benefit in fiscal 2007 related to the settlement of a litigation matter associated with the former Online/Information Business.

Fiscal 2006

In fiscal 2006, we recorded a pre-tax charge of $35.0 million as a result of a settlement to resolve all outstanding legal disputes with Beckman Coulter regarding claims to some patented capillary electrophoresis and heated cover instrumentation technology. The Applied Biosystems group made the $35.0 million payment to Beckman Coulter in the fourth quarter of fiscal 2006 for rights to some Beckman Coulter technology and for the release of any and all claims of infringement relating to DNA sequencer and thermal cycler products. Commencing in July 2006, Beckman Coulter began making quarterly payments which will total $20.0 million over ten quarters to the Celera group for diagnostic rights to some Applera technology.

Also in fiscal 2006, we recorded a benefit and received the sum of $33.4 million related to a settlement agreement involving U.S. patent infringement claims brought by us against Bio-Rad and MJ Research, Inc. (acquired by Bio-Rad after the commencement of litigation.) The settlement also resolved litigation brought by Bio-Rad against us for patent and trademark infringement, and counterclaims by us against Bio-Rad.

Additionally in fiscal 2006, we recorded a $26.6 million pre-tax charge related to an award in an arbitration proceeding with Amersham Biosciences, now GE Healthcare, and a litigation matter. We recorded the pre-tax charge as follows: $25.9 million at the Applied Biosystems group and $0.7 million at the Celera group. We paid all amounts related to the arbitration matter in January 2006. The arbitration matter involved the interpretation of a license agreement relating to DNA sequencing reagents and kits. Amersham had alleged, among other things, that the Applied Biosystems group had underpaid royalties under the license agreement. The arbitrator awarded Amersham past damages based on an increase in royalty rates for some of its DNA sequencing enzymes and kits that contain those enzymes, plus interest, fees, and other costs. As a result of this decision, the Applied Biosystems group recorded a pre-tax charge of $23.5 million in fiscal 2006, $22.6 million of which was recorded in asset dispositions and legal settlements.

In fiscal 2006, the Applied Biosystems group recorded a pre-tax gain of $16.9 million from the sale of a vacant facility in Connecticut. This facility was previously used for manufacturing and administration.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded a net pre-tax gain of $29.7 million from the sale of intellectual property, manufacturing inventory, and research and development assets related to the expansion of the scope of the Applied Biosystems/MDS SCIEX

Instruments joint venture. Under the terms of the transaction, we received $8.0 million in cash and a $30.0 million note receivable for a 50 percent interest in intellectual property assets related to current Applied Biosystems MALDI TOF mass spectrometry systems and next-generation product-related manufacturing and research and development assets. The note receivable is due in 5 years, of which $6.0 million was paid in October 2006 and $8.0 million will be payable in October 2007, 2008, and 2009.

Also in fiscal 2005, the Applied Biosystems group received a payment of $8.5 million from Illumina, Inc. in connection with the termination of a joint development agreement and settlement of patent infringement and breach of contract claims.

Acquired research and development

In fiscal 2007, the Applied Biosystems group recorded a $114.3 million charge to write-off the value of acquired in-process research and development ("IPR&D") in connection with the acquisition of Agencourt Personal Genomics, Inc. ("APG"). As of the acquisition date, the technological feasibility of the acquired project had not been established, and it was determined that the acquired project had no future alternative use. The determination of the amount attributed to acquired IPR&D took into consideration an independent appraisal performed by an outside consultant.

During fiscal 2006, the Applied Biosystems group recorded a $3.4 million charge to write-off the value of acquired IPR&D in connection with the acquisition of Ambion. As of the acquisition date, the technological feasibility of the related projects had not been established, and it was determined that the acquired projects had no future alternative uses. The determination of the amount attributed to acquired IPR&D took into consideration an independent appraisal performed by a third party.

See Note 3 to our consolidated financial statements for more information on these acquisitions.

Investments

The Celera group recorded pre-tax gains of $7.6 million in gain (loss) on investments, net in fiscal 2006 from the sale of non-strategic minority equity investments.

Tax items

Fiscal 2007

In the fourth quarter of fiscal 2007, the Applied Biosystems group recorded a net tax benefit of $6.9 million primarily related to foreign tax settlements and a reduction of foreign valuation allowances. The valuation allowance release was due to management's reassessment of the future realization of deferred tax assets based on revised forecasted foreign income. Also in fiscal 2007, we recorded tax benefits of $8.5 million, primarily resulting from a $6.1 million valuation allowance release. The valuation allowance release was due to management's reassessment of the future realization of foreign tax credits. Tax benefits identified during the tax return preparation accounted for the remaining tax benefits of $2.4 million. $8.1 million of the tax benefits was recorded at the Applied Biosystems group and $0.4 million was recorded at the Celera group.

In December 2006, the President of the United States signed the Tax Relief and Health Care Act of 2006, which extended the R&D tax credit from January 1, 2006 through December 31, 2007. The Applied Biosystems group and the Celera group included the estimated benefit of the current year R&D tax credit in the fiscal 2007 estimated annual effective tax rate. In addition, the Celera group recorded a tax benefit of $1.0 million in fiscal 2007 related to the R&D tax credit generated between January 1, 2006 and June 30, 2006.

Also, in fiscal 2007, the Applied Biosystems group recorded a tax benefit of $8.8 million related to a reduction in the valuation allowance for German net operating loss carryforwards.

Fiscal 2006

In fiscal 2006, the Applied Biosystems group recorded a tax benefit of $13.5 million related to the resolution of transfer pricing matters in Japan. Additionally, the Applied Biosystems group recorded a net tax charge of $26.6 million related to repatriation of foreign earnings. Also in fiscal 2006, the Applied Biosystems group recorded tax benefits of $63.3 million related to a completed Internal Revenue Service ("IRS") exam, state valuation allowance reversal, and R&D credits. The IRS completed the audit of Applera for the fiscal years 1996 through 2003 and, as a result, the Applied Biosystems group recorded favorable adjustments of $32.2 million to existing tax liabilities. A net of federal tax $24.8 million increase in the net state deferred tax assets primarily related to a reduction in valuation allowance and the write-off of some state deferred tax assets. The reduction in the valuation allowance was due to management's reassessment of the future realization of deferred tax assets based on revised forecasted taxable income which includes the impacts of a change in the apportionment of income to California, a reduction in R&D spending, and increased revenues and profits from our worldwide operations. Also, Applera completed its assessment of fiscal years 2001 through 2004 R&D activities and, as a result, the Applied Biosystems group recorded a net benefit of $6.3 million for additional R&D credits.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded tax benefits of $23.5 million primarily related to additional U.S. R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters. Also during fiscal 2005, the Celera group recorded a tax benefit of $2.2 million related to additional U.S. R&D tax credits.

Note 3—Acquisitions

Agencourt Personal Genomics

In July 2006, we acquired APG for approximately $121 million in cash, including transaction costs. At the time of the purchase, APG was a privately-held developer of next-generation genetic analysis technology. APG's proprietary technology was based on stepwise ligation, a novel and very high throughput approach to DNA analysis.

In accordance with SFAS No. 141, "Business Combinations," we accounted for this transaction as a purchase of assets rather than a business combination since APG did not meet the definition of a business as defined by Emerging Issues Task Force ("EITF") Abstracts Issue 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business." The key considerations impacting our accounting determination were that APG was primarily focused on research and development activities, had not commenced principal operations, and did not have products, customers or revenues. We allocated the purchase price as follows:

(Dollar amounts in millions)	Fair Value
Property, plant and equipment	**$ 1.4**
Intangible asset – workforce	**1,5**
Acquired IPR&D	**114.3**
Deferred tax asset	**4.7**
Deferred tax liability	**(0.5)**
Total purchase price	**$121.4**

We allocated this transaction to the Applied Biosystems group. The estimated fair value attributed to the workforce was determined based on the estimated cost to recruit, hire, and train a workforce comparable to that in existence at APG at the time of our purchase of its assets. At the time of the acquisition, approximately 20 employees of APG became employees of the Applied Biosystems group. The recorded fair value of the workforce intangible asset is being amortized over its expected period of benefit of 3 years.

At the time of the acquisition, APG was in the process of prosecuting certain patents, but none had been issued. Any licenses APG had were not exclusive and did not provide it a measurable technological advantage. As a result, neither the patents nor the licenses were deemed to be identifiable assets and no value was assigned.

As of the acquisition date, the technological feasibility of the acquired IPR&D project had not been established, and it was determined that the project had no future alternative use. The amount attributed to acquired IPR&D took into consideration an independent appraisal performed by an outside consultant and was developed using an income approach. The project was valued using a discounted cash flow model and a discount rate of 30%. This discount rate was based on an estimated weighted average cost of capital given APG's stage and development lifecycle. The projected cash flows from the project were based on an estimate of future revenues and expenses attributable to the project. The valuation assumptions were made solely for the purpose of calculating projected cash flows and valuing the intangible assets acquired at the date of acquisition. Additionally, the amount of purchase price which was in excess of the identifiable assets was allocated to IPR&D, as goodwill could not result from an acquisition of assets. Actual results may vary from the projected results.

The following table briefly describes the APG IPR&D project.

	At Acquisition Date		
(Dollar amounts in millions)	Fair Value	Estimated Costs to Complete	Approximate Percentage Completed
Instruments	**$ 66.6**	**$10.0**	**35%**
Reagents	**47.7**	**6.0**	**25%**
Total	**$114.3**	**$16.0**	

The instruments and reagents being developed are intended for very high throughput genetic analysis applications, including DNA sequencing and expression profiling. The initial instrument and reagents are expected to begin generating revenue in fiscal 2008. Enhanced platforms are expected to begin generating revenues in fiscal 2010 and fiscal 2013. As of June 30, 2007, the Applied Biosystems group had expended approximately $22 million on the IPR&D project. The increase in costs to complete the project were partially offset by reductions to other planned R&D projects.

Research Products Division of Ambion, Inc.

Effective March 1, 2006, we acquired the Research Products Division of Ambion, Inc. for approximately $279 million in cash, including transaction costs. Ambion, which is based in Austin, Texas, is a provider of innovative products for the study and analysis of ribonucleic acid (RNA) for life science research and drug development. The Ambion products are used by researchers to study RNA and its role in disease development and progression. This

acquisition is intended to drive growth by enabling us to deliver more complete customer workflow solutions and by expanding the Applied Biosystems group's consumables product offering. We expect that Ambion's RNA R&D expertise, consumables manufacturing capabilities, and culture of scientific innovation will complement our existing strengths. Ambion will continue to be based in Austin, Texas.

We allocated the purchase price of $279.4 million to tangible net assets and intangible assets as follows:

(Dollar amounts in millions)	
Current assets	$ 27.4
Long-term assets	16.0
Current liabilities	(8.2)
Long-term liabilities	(22.8)
Tangible net assets acquired, at approximate fair value	12.4
Goodwill	206.5
Customer relationships	27.1
Existing technology	24.8
Trade name	4.9
Acquired IPR&D	3.4
Purchase order backlog	0.3
Total intangible assets	267.0
Total purchase price	$279.4

We are amortizing the recorded values of the intangible assets, other than the acquired IPR&D and the trade name, over their expected period of benefit, which on a weighted average basis is 5.5 years. An established client list, a recognized company name in the RNA field, a strong scientific employee base, and operations in a complementary consumables business were among the factors that contributed to a purchase price resulting in the recognition of goodwill. The goodwill and the trade name are tested for impairment as part of our annual impairment test at the reporting unit level. In fiscal 2006, we recorded a $7.2 million deferred tax asset, included in current assets, and a $22.8 million deferred tax liability, included in long-term liabilities, for net operating loss carryforwards and other temporary differences of Ambion that we expect to use. The goodwill recognized is not deductible for federal income tax purposes.

The net assets and results of operations of Ambion have been included in our consolidated financial statements since the date of the acquisition, and have been allocated to the Applied Biosystems group. The following selected unaudited pro forma financial information for Applera and the Applied Biosystems group has been prepared assuming the acquisition had occurred at the beginning of fiscal 2005 and gives effect to purchase accounting adjustments:

(Dollar amounts in millions except per share amounts)	2006	2005
Applera Corporation		
Net revenues	$1,986.5	$1,893.6
Net income	197.2	153.0
Applied Biosystems Group		
Net revenues	$1,948.3	$1,835.6
Net income, as allocated	259.8	230.1
Basic earnings per share	1.39	1.17
Diluted earnings per share	1.35	1.16

There was no financial impact to the Celera group related to this acquisition.

In fiscal 2006, the Applied Biosystems group recorded approximately $4 million of amortization of intangible assets related to this acquisition. On consummation of the acquisition, the Applied Biosystems group recorded a $3.4 million non-cash charge to write-off the value of acquired IPR&D, which has been included in the pro forma results above. See Note 2 to our consolidated financial statements for additional information related to the acquired IPR&D charge. This unaudited pro forma data is for informational purposes only and may not be indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 2005 or of the future operations of the combined companies.

Note 4—Income Taxes

Income before income taxes from continuing operations for fiscal 2007, 2006, and 2005 is summarized below:

(Dollar amounts in millions)	2007	2006	2005
Domestic*	**$ 95.0**	$ 61.0	$ 14.9
Foreign	**128.2**	154.2	158.4
Total	**$223.2**	$215.2	$173.3

* U.S. and foreign entities includable in U.S. returns.

Our provision (benefit) for income taxes from continuing operations for fiscal 2007, 2006, and 2005 consisted of the following:

(Dollar amounts in millions)	2007	2006	2005
Currently Payable			
Domestic	**$ 33.9**	$ 8.0	$ (1.7)
State	**2.8**	2.1	2.5
Foreign	**31.5**	35.3	47.6
Total currently payable	**68.2**	45.4	48.4
Deferred			
Domestic	**32.5**	5.3	(28.3)
State	**2.0**	(46.9)	
Foreign	**(30.2)**	(1.1)	(6.6)
Total deferred	**4.3**	(42.7)	(34.9)
Total provision for income taxes	**$ 72.5**	$ 2.7	$ 13.5

A reconciliation of the federal statutory tax rate to Applera's, the Applied Biosystems group's and the Celera group's tax rate on continuing operations for fiscal 2007, 2006, and 2005 is set forth in the following table:

	Applied Biosystems Group			Celera Group			Consolidated		
(Dollar amounts in millions)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Federal statutory rate	**35%**	35%	35%	**35%**	35%	35%	**35%**	35%	35%
Tax at federal statutory rate	**$ 90.6**	$111.0	$104.0	**$(12.3)**	$(35.7)	$(43.4)	**$ 78.1**	$ 75.3	$ 60.6
State income taxes (net of federal benefit)	**2.7**	2.6	0.2	**0.4**	0.4	0.8	**3.1**	3.0	1.0
Effect on income taxes from Singapore operations	**(13.3)**	(12.5)	(10.7)				**(13.3)**	(12.5)	(10.7)
Effect on income taxes from other foreign operations	**(6.4)**	16.0	(12.8)				**(6.4)**	16.0	(12.8)
Effect on income taxes from U.S. export and manufacturing incentives	**(4.5)**	(5.0)	(7.7)				**(4.5)**	(5.0)	(7.7)
Goodwill and intangibles	**40.3**	1.6	(4.0)	**(0.9)**	(0.9)	(0.9)	**39.4**	0.7	(4.9)
R&D tax credit	**(0.8)**	(6.3)	(10.0)	**(2.9)**	(3.4)	(3.1)	**(3.7)**	(9.7)	(13.1)
Valuation allowance	**(21.1)**	(22.2)					**(21.1)**	(22.2)	
Tax settlements	**(1.5)**	(45.7)					**(1.5)**	(45.7)	
Other	**2.1**	2.6	1.3	**0.3**	0.2	(0.2)	**2.4**	2.8	1.1
Total provision (benefit) for income taxes from continuing operations	**$ 88.1**	$ 42.1	$ 60.3	**$(15.4)**	$(39.4)	$(46.8)	**$ 72.5**	$ 2.7	$ 13.5

In fiscal 2007, we recorded tax benefits of $25.2 million, primarily resulting from valuation allowance releases and foreign tax audit settlements. The valuation allowance releases were due to management's reassessment of the future realization of foreign tax credits and net operating loss carryforwards. We recorded a tax benefit of $13.9 million related to a reduction in the valuation allowance for some German and Brazilian net operating loss carryforwards, $6.1 million of foreign tax credits, $1.5 million of foreign tax audit settlements, and $1.4 million of R&D credits. Tax benefits identified during the tax return preparation accounted for $2.3 million of the remaining tax benefits recorded. $23.8 million of the tax benefits were recorded at the Applied Biosystems group and $1.4 million were recorded at the Celera group.

In fiscal 2006, the Applied Biosystems group recorded tax benefits of $13.5 million related to the resolution of transfer pricing matters in Japan, and $63.3 million related to the completed IRS exam, state valuation allowance reversal, and U.S. R&D credits. In fiscal 2005, there were favorable tax adjustments of $25.7 million primarily related to additional U.S. R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters. See Note 2 to our consolidated financial statements for additional information.

On October 22, 2004, the President signed the American Jobs Creations Act of 2004 (the "Jobs Act"). The Jobs Act created a temporary incentive for the company to repatriate earnings accumulated outside the U.S. by allowing the company to reduce its taxable income by 85% of certain eligible dividends received from non-U.S. subsidiaries by the end of fiscal 2006. In order to benefit from this incentive, the company must reinvest the qualifying dividends in the U.S. under a domestic reinvestment plan approved by the Chief Executive Officer and Board of Directors. During fiscal 2006, the plan was approved to repatriate up to $500 million of foreign earnings under the Jobs Act. Accordingly, we repatriated $476.4 million and recorded income tax expense of $26.6 million associated with this repatriation.

We have two tax exemption grants for our manufacturing operations in Singapore. One grant expired on August 14, 2007, and the other grant expires after fiscal year 2014. The Singapore tax exemptions have benefited fully diluted earnings per share by $0.07 for fiscal 2007, $0.06 for fiscal 2006, and $0.05 for fiscal 2005.

For fiscal 2007, we have not provided deferred taxes on $210.8 million of undistributed earnings of foreign subsidiaries, as it is our plan to indefinitely reinvest these earnings in our foreign subsidiaries. However, from time to time we repatriate a portion of earnings to the extent that we will not incur a material additional U.S. tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

Significant components of deferred tax assets and liabilities at June 30 are summarized below:

(Dollar amounts in millions)	2007	2006
Deferred Tax Assets		
Depreciation	**$ 21.0**	$ 17.6
Inventories	**28.2**	31.3
Postretirement and postemployment benefits	**44.0**	6.0
Unrealized losses on investments	**2.2**	3.1
Other accruals	**57.1**	45.5
Tax credit and loss carryforwards	**151.6**	242.0
Capitalized R&D expense	**241.9**	197.5
State taxes, net of federal benefit*	**22.7**	22.1
Subtotal	**568.7**	565.1
Valuation allowance	**(26.5)**	(47.6)
Total deferred tax assets	**542.2**	517.5
Deferred Tax Liabilities		
Other accruals	**15.5**	17.8
Intangible assets	**18.0**	26.2
Total deferred tax liabilities	**33.5**	44.0
Total deferred tax assets, net	**$508.7**	$473.5

* Represents state tax deferred assets not included in the above categories.

We have U.S. federal loss carryforwards as a result of various acquisitions of approximately $86.4 million that will expire between fiscal 2013 and 2026. The Internal Revenue Code has limited the amount of these net operating loss carryforwards that can be used annually to offset future taxable income as a result of these acquisitions. We do not anticipate that any of these loss carryforwards will expire due to Internal Revenue Code limitations. We also have U.S. federal credit carryforwards of $70.8 million that expire between fiscal 2013 and 2026, and loss carryforwards of approximately $51.9 million in various foreign countries with varying expiration dates.

Our worldwide valuation allowance of $26.5 million at June 30, 2007, is detailed in the following table. The valuation allowance decreased by $21.1 million in fiscal 2007, primarily due to the release of a portion of the foreign valuation allowance. Changes in business operations allowed us to determine that we would more likely than not be able to realize our deferred tax assets in U.S. foreign tax credits as well as German and Brazilian net operating loss carryforwards and we therefore released the valuation allowance on those assets. At June 30, 2006, our valuation allowance was $47.6 million, which consisted of $22.1 million related to state deferred tax assets and $25.5 million related to foreign tax losses and passive foreign tax credit carryforwards. In fiscal 2006, the valuation allowance decreased by $26.2 million primarily due to the release of a portion of the state valuation allowance. Changes in business operations allowed us to determine that we would more likely than not be able to realize our deferred tax assets in the state of California and we therefore released the valuation allowance on those assets. A valuation allowance has been maintained on states other than California for future tax deductions and carryforwards, since we believe it is more likely than not that we may not generate sufficient income, of the appropriate character, and in the particular jurisdictions, to realize the benefits before the carryforward periods expire.

Our deferred tax assets include benefits expected from the utilization of net operating losses and credit carryforwards in the future. The following table identifies the various deferred tax asset components and the related allowances that existed at June 30, 2007. Due to time limitations on the ability to realize the benefit of the carryforwards, additional portions of these deferred tax assets may become unrealizable in the future.

(Dollar amounts in millions)	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	Carryforward Period	Earliest Fiscal Year of Expiration
Federal					
Net operating losses	**$ 30.3**	**$ —**	**$ 30.3**	15–20 Years	2013
Foreign tax credits	**0.1**		**0.1**	10 Years	2016
R&D tax credits	**59.1**		**59.1**	15–20 Years	2013
Other tax credits	**11.7**		**11.7**	Unlimited	
Temporary differences	**351.5**		**351.5**		
Total federal	**452.7**		**452.7**		
State					
Net operating losses	**5.1**	**5.1**		Various	2008
Tax credits	**27.6**	**2.5**	**25.1**	Unlimited	
Temporary differences	**18.3**	**15.1**	**3.2**		
Total state	**51.0**	**22.7**	**28.3**		
Foreign					
Net operating losses	**25.4**	**3.8**	**21.6**	Unlimited	
Other non-U.S. temporary differences	**6.1**		**6.1**		
Total foreign	**31.5**	**3.8**	**27.7**		
Total	**$535.2**	**$26.5**	**$508.7**		

Note 5—Retirement and Other Benefits

Pension Plans, Retiree Healthcare, and Life Insurance Benefits

We maintain or sponsor pension plans that cover a portion of our worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment. However, the level of benefits and terms of vesting may vary among plans. We determine the required funding of the pension plans in accordance with statutory funding requirements. We also sponsor nonqualified supplemental benefit plans for select U.S. employees in addition to our principal pension plan. These supplemental plans are unfunded.

Our domestic pension plan covers U.S. employees hired prior to July 1, 1999. The accrual of future service benefits for all participants was frozen as of June 30, 2004. Benefits earned under the plan will be paid out under existing plan provisions.

Our postretirement benefit plan is unfunded and provides healthcare and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, and in some cases, participants pay a co-payment. Benefits are reduced for any deductible and for payments made by Medicare or other group coverage. We share the cost of providing these benefits with retirees.

As of June 30, 2007, we adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income. We use a June 30 measurement date for our pension and postretirement benefit plans. The impact of applying SFAS No. 158 as of June 30, 2007 is as follows:

(Dollar amounts in millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Noncurrent deferred tax asset, net	**$ 463.0**	**$ 36.1**	**$ 499.1**
Other long-term assets	**210.5**	**(91.3)**	**119.2**
Total assets	**3,207.7**	**(55.2)**	**3,152.5**
Other accrued expenses	**267.7**	**1.9**	**269.6**
Other long-term liabilities	**218.7**	**(5.4)**	**213.3**
Total liabilities	**840.0**	**(3.5)**	**836.5**
Accumulated other comprehensive income (loss)	**40.3**	**(51.7)**	**(11.4)**
Total liabilities and stockholders' equity	**3,207.7**	**(55.2)**	**3,152.5**

The components of net pension and postretirement benefit expenses for fiscal 2007, 2006, and 2005 are set forth in the following table:

(Dollar amounts in millions)	2007	2006	2005
Pension			
Service cost	**$ 3.5**	$ 3.2	$ 2.5
Interest cost	**43.9**	36.6	39.9
Expected return on plan assets	**(46.7)**	(39.2)	(41.8)
Amortization of transition obligation			0.1
Amortization of prior service cost	**0.8**	0.2	(0.1)
Amortization of losses	**5.1**	9.0	4.0
Special termination benefits and other	**(0.3)**	0.1	1.0
Net periodic expense	**$ 6.3**	$ 9.9	$ 5.6
Postretirement Benefit			
Service cost	**$ 0.2**	$ 0.2	$ 0.2
Interest cost	**3.6**	3.2	3.9
Amortization of (gains) losses	**(0.3)**	0.1	(0.9)
Net periodic expense	**$ 3.5**	$ 3.5	$ 3.2

The following weighted-average actuarial assumptions were used for the pension and postretirement plans for the fiscal years ended June 30:

	Domestic Plans			Foreign Plans		
	2007	2006	2005	2007	2006	2005
Discount rate used to determine benefit obligation:						
Pension	**6.25%**	6.50%	5.25%	**2.00-5.25%**	2.25-4.75%	1.75-4.75%
Postretirement	**6.00%**	6.25%	5.00%			
Discount rate used to determine net benefit cost:						
Pension	**6.50%**	5.25%	6.50%	**2.25-4.75%**	1.75-4.75%	2.00-5.25%
Postretirement	**6.25%**	5.00%	6.50%			
Compensation increase	**—%**	—%	—%	**1.75-3.50%**	1.15-3.50%	1.15-3.50%
Expected rate of return*	**6.50-8.50%**	5.25-8.50%	6.50-8.50%	**1.00-4.25%**	1.00-4.25%	1.00-3.50%

* 6.25-8.50% for domestic pension plan for fiscal 2008.

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plans, and the amounts recorded in our Consolidated Statements of Financial Position at June 30:

	Pension		Postretirement	
(Dollar amounts in millions)	**2007**	2006	**2007**	2006
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$700.5**	$706.9	**$ 59.5**	$ 68.4
Service cost	**3.5**	3.2	**0.2**	0.2
Interest cost	**43.9**	36.6	**3.6**	3.2
Participants' contributions	**0.4**	0.4	**2.0**	1.6
Benefits paid	**(42.7)**	(40.3)	**(8.5)**	(8.5)
Actuarial (gain) loss	**13.8**	(28.6)	**1.3**	(5.4)
Variable annuity unit value change	**31.7**	13.6		
Foreign currency translation and other	**(0.5)**	8.7	**1.3**	
Benefit obligation	**$750.6**	$700.5	**$ 59.4**	$ 59.5
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$672.4**	$616.8	**$ –**	$ —
Actual return on plan assets	**95.6**	63.4		
Participants' contributions	**0.4**	0.3	**2.0**	1.6
Company contributions	**2.8**	29.8	**5.1**	6.9
Benefits paid	**(42.0)**	(38.5)	**(7.1)**	(8.5)
Foreign currency translation and other	**(0.8)**	0.6		
Fair value of plan assets	**$728.4**	$672.4	**$ –**	$ —
Funded Status Reconciliation				
Funded status	**$ (22.2)**	$ (28.1	**$(59.4)**	$(59.5)
Unrecognized prior service cost		7.7		
Unrecognized transition obligation		0.6		
Unrecognized (gains) losses		105.8		(7.0)
Net amount recognized	**$ (22.2)**	$ 86.0	**$(59.4)**	$(66.5)
Amounts Recognized in the Consolidated Statements of Financial Position				
Other long-term assets	**$ 38.6**	$121.4	**$ –**	$ —
Accrued benefit liability	**(1.4)**		**(5.4)**	(6.9)
Other long-term liabilities	**(59.4)**	(51.C)	**(54.0)**	(59.6)
Intangible asset		3.E		
Minimum pension liability adjustment		11.E		
Net amount recognized	**$ (22.2)**	$ 86.(	**$(59.4)**	$(66.5)
Supplemental Information				
Accumulated benefit obligation	**$742.8**	$691.9	**$ 59.4**	$ 59.5
Selected Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets				
Accumulated benefit obligation	**$729.7**	$679.6	**$ 59.4**	$ 59.5
Projected benefit obligation	**734.4**	685.3	**59.4**	59.5
Fair value of plan assets	**708.7**	655.9		

The components of the amount recognized in accumulated other comprehensive income (loss) at June 30, 2007 and the amounts in accumulated other comprehensive income (loss) expected to be amortized into fiscal 2008 net periodic benefit expense are as follows:

(Dollar amounts in millions)	Pension	Postretirement
Components of Accumulated Other Comprehensive Income (Loss)		
Prior service cost	**$ 6.9**	**$ –**
Transition obligation	**0.6**	
Actuarial (gains) losses	**97.3**	**(5.4)**
Total	**$104.8**	**$(5.4)**
Amounts Expected to be Amortized into Fiscal 2008 Net Periodic Benefit Expense		
Prior service cost	**$ 1.0**	**$ –**
Actuarial (gains) losses	**2.7**	**(0.1)**
Total	**$3.7**	**$(0.1)**

Our domestic pension plan weighted-average target range for fiscal 2007 and actual domestic and foreign pension plan asset allocation at June 30, 2007 and 2006 are as follows:

	Domestic Plan			Foreign Plans	
	Percentage of Plan Assets		Target Range	Percentage of Plan Assets	
	2007	2006	**2007**	**2007**	2006
Equity securities	**44%**	44%	**39 – 47%**	**12%**	15%
Fixed income securities	**25%**	25%	**23 – 31%**	**83%**	84%
Global balanced strategies	**15%**	10%	**12 – 18%**		
Hedge funds	**15%**	10%	**12 – 18%**		
Cash and other	**1%**	11%	**0 – 10%**	**5%**	1%
Total	**100%**	100%		**100%**	100%

Our asset investment goal for the domestic pension plan is to achieve a long-term targeted rate of return consistent with the ongoing nature of the plan's liabilities. The plan's assets are invested so that the total portfolio risk exposure and risk-adjusted returns meet the plan's long-term total return goal. A trustee administers our pension plan assets and investment responsibility for the assets is assigned to outside investment managers. The plan's investment policy prohibits the use of derivatives for speculative purposes. The assets of the plan are periodically rebalanced to remain within the desired target allocations.

In the fourth quarter of fiscal 2006, the pension plan committee approved the creation of a global balanced strategy classification and an additional investment into that classification. In anticipation of that investment in the first quarter of fiscal 2007, a larger portion of our assets were temporarily held as cash at June 30, 2006. Global balanced strategies are comprised of U.S. large capital equity securities, international developed equity securities, high grade U.S. and global bonds, cash and, to a limited extent, commodity funds. The investment managers for global balanced strategies can, at their discretion, allocate funds between these asset classes.

The expected rate of return on assets is determined based on the historical results of the portfolio, the expected investment mix of the plans' assets, and estimates of future long-term investment returns, and takes into consideration external actuarial advice.

For postretirement benefits measurement purposes, a 9.6% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for plan year 2008, gradually reducing to 6.0% in 2015 and thereafter. A one percentage-point change in assumed healthcare cost trend rates would have the following effects:

(Dollar amounts in millions)	One Percentage-Point Increase	One Percentage-Point Decrease
Effect on the total of service and interest cost components	**$0.3**	**$(0.3)**
Effect on postretirement benefit obligation	**4.8**	**(4.1)**

Our estimated future employer contributions, gross expected benefit payments, and gross amount of annual Medicare Part D federal subsidy expected to be received at June 30, 2007, are as follows:

(Dollar amounts in millions)	Pension	Postretirement
Employer Contributions		
2008	**$ 1.2**	**$ 5.6**
Expected Benefit Payments		
2008	**$ 42.3**	**$ 6.6**
2009	**42.8**	**6.7**
2010	**43.6**	**6.7**
2011	**44.2**	**6.6**
2012	**65.9**	**6.5**
2013 and thereafter	**253.3**	**29.8**
Expected Federal Subsidy Receipts		
2008		**$ 1.0**
2009		**1.1**
2010		**1.1**
2011		**1.1**
2012		**1.1**
2013 and thereafter		**5.2**

We do not generally fund pension plans when our contributions would not be tax deductible. In fiscal 2007, we made contributions of approximately $3 million to our foreign pension plans and to our nonqualified supplemental U.S. benefit plans to cover the amount of benefits to be paid during fiscal 2007. In fiscal 2006, we made voluntary contributions of approximately $31 million to our pension plans, the majority of which was to the U.S. plan in order to reduce the amount by which the U.S. plan was underfunded. As a result of better than expected investment returns and a higher discount rate, our qualified U.S. pension plan was overfunded by approximately $35 million as of June 30, 2007, and $26 million as of June 30, 2006. Based on the level of our contributions to the U.S. pension plan during previous fiscal years, we do not expect to have to fund our U.S. pension plan in fiscal 2008 in order to meet minimum statutory funding requirements.

Savings Plans

We provide a 401(k) savings plan for domestic employees with a dollar-for-dollar matching of up to 6% for savings plan participants. Our contributions to this plan, net of plan forfeitures, were $15.8 million in fiscal 2007, $14.5 million for fiscal 2006, and $16.3 million for fiscal 2005. We recorded expenses for foreign defined contribution plans of $3.7 million in fiscal 2007, $3.2 million in fiscal 2006, and $2.5 million in fiscal 2005.

Postemployment Benefits

We provide some postemployment benefits to eligible employees, which generally include severance and outplacement costs, disability, and medical-related costs paid after employment but before retirement.

Note 6—Stockholders' Equity

Capital Stock

We have two classes of common stock: Applera-Applied Biosystems stock and Applera-Celera stock. Applera-Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems group, and Applera-Celera stock is intended to reflect the relative performance of the Celera group. Holders of Applera-Applied Biosystems stock and holders of Applera-Celera stock are stockholders of Applera. The groups are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, our stockholders are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities.

At June 30, 2007 and 2006, we had one billion authorized shares of a class of common stock designated as Applera Corporation-Applied Biosystems Group Common Stock, 225 million authorized shares of a class of common stock designated as Applera Corporation-Celera Group Common Stock, and 10 million authorized shares of Applera Corporation preferred stock. Of the 10 million authorized shares of preferred stock, we previously designated 80,000 shares of two series of participating junior preferred stock in connection with our Stockholder Protection Rights Agreement described below.

Treasury Stock

We have in the past, and may in the future, repurchase shares of our Applera-Applied Biosystems stock or our Applera-Celera stock.

In April 2007, we announced that our board of directors authorized the repurchase of up to an additional 10% of the outstanding shares of Applera-Applied Biosystems stock. Subsequently, on August 8, 2007, we announced that our board of directors increased this authorization to $1.2 billion, which at market prices on that date represented approximately 20% of the outstanding shares of Applera-Applied Biosystems stock, or double the authorization prior to the increase. We anticipate repurchasing $600 million of the shares as soon as practicable through a tender offer or accelerated share repurchase, with the balance to come from open market purchases or privately negotiated transactions over the 12 to 18 months following the announcement, subject to market conditions.

In July 2005, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera-Applied Biosystems stock, and in January 2006, we announced that our board of directors authorized the repurchase of up to an additional 5 million shares of Applera-Applied Biosystems stock. The repurchases announced in July 2005 and January 2006 were completed in fiscal 2006.

Repurchases may also be made under standing resolutions of our board of directors to replenish shares of Applera-Applied Biosystems stock and Applera-Celera stock issued under our various stock plans. These resolutions, which have no time restrictions, delegate authority to management to purchase shares from time to time at price levels it deems appropriate through open market or negotiated purchases.

The following table provides transactions relating to our two classes of common stocks:

	Applera-Applied Biosystems Stock		Applera-Celera Stock
(Shares in millions)	Issued Shares	Treasury Stock Shares	Issued Shares
Balance at June 30, 2005	213.0	14.6	74.3
Purchases of shares for treasury stock		24.5	
Issuances of shares under stock plans	0.2	(7.3)	3.0
Balance at June 30, 2006	213.2	31.8	77.3
Purchases of shares for treasury stock		**5.2**	
Issuances of shares under stock plans	**0.1**	**(6.1)**	**1.7**
Balance at June 30, 2007	**213.3**	**30.9**	**79.0**

Stockholder Protection Rights Agreement

In connection with our recapitalization, we adopted a Stockholder Protection Rights Agreement (the "Rights Agreement") to protect stockholders against abusive takeover tactics. Under the Rights Agreement, we will issue one right for every four shares of Applera-Applied Biosystems stock (an "Applera-Applied Biosystems Right"), which will allow holders to purchase one-thousandth of a share of our Series A participating junior preferred stock at a purchase price of $425, subject to adjustment (the "Series A Purchase Price"), and one right for every two shares of Applera-Celera stock (an "Applera-Celera Right"), which will allow holders to purchase one-thousandth of a share of our Series B participating junior preferred stock at a purchase price of $125, subject to adjustment (the "Series B Purchase Price").

An Applera-Applied Biosystems Right or an Applera-Celera Right will be exercisable only if a person or group ("Acquiring Person"): (a) acquires 15% or more of the shares of Applera-Applied Biosystems stock then outstanding or 15% or more of the shares of Applera-Celera stock then outstanding or (b) commences a tender offer that would result in such person or group owning such number of shares.

If any person or group becomes an Acquiring Person, each Applera-Applied Biosystems Right and each Applera-Celera Right will entitle its holder to purchase, for the Series A Purchase Price or the Series B Purchase Price, as applicable, a number of shares of the related class of our common stock having a market value equal to twice such purchase price.

If following the time a person or group becomes an Acquiring Person, we are acquired in a merger or other business combination transaction and we are not the surviving corporation; any person consolidates or merges with us and all or part of the common stock is converted or exchanged for securities, cash, or property of any other person; or 50% or more of our assets or earnings power is sold or transferred, each Applera-Applied Biosystems Right and each Applera-Celera Right will entitle its holder to purchase, for the Series A Purchase Price or Series B Purchase Price, as applicable, a number of shares of common stock of the surviving entity in any such merger, consolidation, or business combination or the purchaser in any such sale or transfer having a market value equal to twice the Series A Purchase Price or Series B Purchase Price.

The rights are redeemable at our option at one cent per right prior to a person or group becoming an Acquiring Person.

Note 7—Share-Based Compensation

Share-Based Plans

As discussed in Note 1, we adopted the fair value recognition provisions for share-based plans using the modified prospective transition method provided by SFAS No. 123R. As of June 30, 2007, approximately, 10.2 million shares of Applera-Applied Biosystems stock and 7.2 million shares of Applera-Celera stock were available for the grant of awards under our share-based plans. We settle share-based exercises primarily with treasury shares. The summary below describes our share-based plans.

1999 Stock Incentive Plans

Our stockholders first approved the Applera Corporation/ Applied Biosystems Group 1999 Amended and Restated Stock Incentive Plan (the "Applera-Applied Biosystems Group Plan") and the Applera Corporation/Celera Group 1999 Amended and Restated Stock Incentive Plan (the "Applera-Celera Group Plan") in April 1999. The Applera-Applied Biosystems Group Plan authorizes grants of Applera-Applied Biosystems stock options, restricted stock units, and other equity awards. The Applera-Celera Group Plan authorizes grants of Applera-Celera stock options, restricted stock units, and other equity awards. Directors, officers, key employees, and consultants with responsibilities involving both the Applied Biosystems group and the Celera group may be granted awards under both incentive plans in a manner which reflects their responsibilities. Our board of directors believes that granting awards tied to the performance of the group in which the participants work and, in some cases the other group, is in the best interests of both the Company and its stockholders.

Stock Options

We grant stock options to employees that allow them to purchase shares of Applera-Applied Biosystems stock and Applera-Celera stock under the terms of the respective plans. In addition, members of our board of directors receive stock options for their service on our board. We issue stock options at their fair market value at grant date. With the exception of options granted in the fourth quarter of fiscal 2005, as discussed below, most options vest equally over a four-year service period and expire ten years from the grant date.

During the fourth quarter of fiscal 2005, our board of directors approved options to purchase 2.8 million shares of Applera-Applied Biosystems stock and 1.3 million shares of Applera-Celera stock to some employees, including executive officers. These options have a term of ten years from the grant date, and were fully vested and exercisable as of the grant date. However, shares acquired on the exercise of these options are subject to a restriction on transfer (covering sales, gifts, pledges, and any other method of disposition). The transfer restriction will lapse, for each grant of options to purchase Applera-Applied Biosystems stock and Applera-Celera stock, on 25% of the shares covered by these grants on each of the first four anniversaries of the grant date. Also, the transfer restriction will lapse in full upon termination of employment for any reason.

The following tables summarize option activity under our share-based plans for the years ended June 30, 2007 and 2006:

	Applera-Applied Biosystems Stock			
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In millions)
Outstanding at June 30, 2005	35,348,668	$31.04		
Granted	965,250	25.44		
Exercised	(7,149,474)	19.07		
Cancelled	(2,532,788)	48.84		
Outstanding at June 30, 2006	26,631,656	32.40	5.56	$246.9
Granted	**1,937,450**	**33.81**		
Exercised	**(5,609,142)**	**20.22**		
Cancelled	**(595,537)**	**63.98**		
Outstanding at June 30, 2007	**22,364,427**	**34.74**	**4.99**	**$149.7**
Vested and expected to vest at June 30, 2006*	26,447,180	32.45	5.54	245.6
Vested and expected to vest at June 30, 2007*	**21,774,499**	**34.83**	**4.87**	**148.7**
Exercisable at June 30, 2006	25,563,223	32.57	5.40	238.8
Exercisable at June 30, 2007	**19,849,434**	**35.14**	**4.44**	**146.0**

* The expected to vest amount represents the unvested options as of June 30, 2007 and 2006 less estimated forfeitures.

	Applera-Celera Stock			
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In millions)
Outstanding at June 30, 2005	10,412,800	$19.09		
Granted	80,300	11.51		
Exercised	(1,317,061)	9.63		
Cancelled	(1,273,845)	39.79		
Outstanding at June 30, 2006	7,902,194	17.44	5.34	$20.5
Granted	**898,000**	**15.10**		
Exercised	**(1,400,838)**	**9.23**		
Cancelled	**(485,946)**	**28.02**		
Outstanding at June 30, 2007	**6,913,410**	**18.05**	**4.88**	**$13.1**
Vested and expected to vest at June 30, 2006*	7,889,686	17.45	5.33	20.5
Vested and expected to vest at June 30, 2007*	**6,704,416**	**18.15**	**4.74**	**13.1**
Exercisable at June 30, 2006	7,834,457	17.43	5.30	20.4
Exercisable at June 30, 2007	**5,981,748**	**18.53**	**4.16**	**13.0**

* The expected to vest amount represents the unvested options as of June 30, 2007 and 2006 less estimated forfeitures.

The following tables summarize information regarding options outstanding and exercisable at June 30, 2007:

(Option prices per share)	Number of Options	Weighted-Average Exercise Price
Applera-Applied Biosystems Stock Options Outstanding		
$ 1.82 – $ 16.48	**3,591,465**	**$15.77**
$17.08 – $ 20.42	**2,722,083**	**19.92**
$20.66 – $ 25.58	**7,405,349**	**22.68**
$26.62 – $ 34.50	**3,303,718**	**28.52**
$34.63 – $108.31	**5,341,812**	**75.59**
Options Exercisable		
$ 1.82 – $ 16.48	**3,591,465**	**$15.77**
$17.08 – $ 20.42	**2,643,802**	**19.92**
$20.66 – $ 25.58	**7,204,387**	**22.68**
$26.62 – $ 34.50	**2,398,268**	**28.00**
$34.63 – $108.31	**4,011,512**	**89.14**

(Option prices per share)	Number of Options	Weighted-Average Exercise Price
Applera-Celera Stock Options Outstanding		
$ 0.76 – $ 8.56	**1,734,837**	**$8.25**
$ 8.67 – $ 10.53	**1,749,274**	**9.84**
$10.78 – $ 15.33	**1,767,296**	**13.14**
$15.79 – $132.63	**1,662,003**	**42.15**
Options Exercisable		
$ 0.76 – $ 8.56	**1,734,837**	**8.25**
$ 8.67 – $ 10.53	**1,749,274**	**9.84**
$10.78 – $ 15.33	**837,634**	**11.11**
$15.79 – $132.63	**1,660,003**	**42.19**

Restricted Stock Units

In fiscal 2006, we started granting restricted stock units to employees. These units represent rights to receive a share of the corresponding class of common stock on satisfaction of the applicable vesting conditions. The fair value of the units is determined and fixed on the grant date based on the applicable class of common stock. Restricted stock units with service conditions vest in four equal annual installments. Restricted stock units with performance conditions vest in various increments following the end of our fiscal year-ends based on the terms of the awards and attainment of performance targets. At grant date, we make an initial assessment of which performance targets will be met. During the performance period we continue to monitor whether our initial assessment is still valid and we adjust our accruals if it becomes apparent that a different target level is more likely to be achieved. By the end of the requisite period, compensation cost is recognized to the extent the performance target is ultimately achieved.

The following tables summarize restricted stock unit activity under our share-based plans for the years ended June 30, 2007 and 2006:

	Applera-Applied Biosystems Stock			
	Number of Units	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In millions)
Outstanding at June 30, 2005		$ —		
Granted	1,187,173	26.78		
Vested	(141,675)	26.62		
Cancelled	(56,545)	26.62		
Outstanding at June 30, 2006	988,953	26.81	1.77	$32.0
Granted	**603,825**	**34.40**		
Vested	**(240,779)**	**26.63**		
Cancelled	**(164,686)**	**28.62**		
Outstanding at June 30, 2007	**1,187,313**	**30.45**	**1.63**	**$36.4**
Vested and expected to vest at June 30, 2006*	946,157	26.81	1.64	30.5
Vested and expected to vest at June 30, 2007*	**997,315**	**30.15**	**1.50**	**30.6**

* The expected to vest amount represents the unvested restricted stock units as of June 30, 2007 and 2006 less estimated forfeitures.

	Applera-Celera Stock			
	Number of Units	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In millions)
Outstanding at June 30, 2005		$ —		
Granted	461,470	11.41		
Cancelled	(2,375)	12.67		
Outstanding at June 30, 2006	459,095	11.41	2.46	$ 5.9
Granted	**208,085**	**15.05**		
Vested	**(82,770)**	**12.02**		
Cancelled	**(18,779)**	**12.52**		
Outstanding at June 30, 2007	**565,631**	**12.62**	**1.78**	**$ 7.0**
Vested and expected to vest at June 30, 2006*	355,844	11.41	2.37	4.6
Vested and expected to vest at June 30, 2007*	**465,162**	**12.57**	**1.66**	**5.8**

* The expected to vest amount represents the unvested restricted stock units as of June 30, 2007 and 2006 less estimated forfeitures.

As of June 30, 2007, we had $37.1 million of total unrecognized compensation costs related to nonvested awards and restricted stock units that are expected to be recognized over a weighted average period of approximately two years.

Employee Stock Purchase Plans

Our employee stock purchase plans offer U.S. and some non-U.S. employees the right to purchase shares of Applera-Applied Biosystems stock and/or Applera-Celera stock. Employees are eligible to participate through payroll deductions of up to 10% of their compensation. In the U.S., shares are purchased at 85% of the lower of the average market price at the beginning or the end of each three-month offering period. Provisions of the plan for employees in countries outside the U.S. vary according to local practice and regulations. Under the provision of SFAS No. 123R, we recorded expense under our employee stock purchase plans of $2.6 million in fiscal 2007 and $2.2 million in fiscal 2006. The following table presents shares issued under the employee stock purchase plans for the fiscal years ended June 30:

(Shares in thousands)	**2007**	2006	2005
Applera-Applied Biosystems stock	**322**	334	359
Applera-Celera stock	**242**	335	378

Director Stock Purchase and Deferred Compensation Plan

We have a Director Stock Purchase and Deferred Compensation Plan that requires our non-employee directors to apply at least 50% of their annual retainer and other board fees to the purchase of common stock. Purchases of Applera-Applied Biosystems stock and Applera-Celera stock are made in a ratio approximately equal to the number of shares of Applera-Applied Biosystems stock and Applera-Celera stock outstanding. The purchase price is the fair market value on the date the retainer is earned. At June 30, 2007, we had 65,450 shares of Applera-Applied Biosystems stock and 19,183 shares of Applera-Celera stock that have been deferred under our 1993 Director Stock Purchase and Deferred Compensation Plan and are treated as vested stock units for accounting purposes. At June 30, 2007, we had approximately 297,000 shares of Applera-Applied Biosystems stock and approximately 71,000 shares of Applera-Celera stock available for issuance under this plan.

Restricted Stock

As part of our stock incentive plans, employees and non-employee directors have been granted shares of restricted stock that vest when certain continuous employment/service restrictions and/or specified performance goals are achieved. The fair value of shares granted is generally expensed over the restricted periods. The periods may vary depending on the estimated achievement of performance goals.

The following table summarizes nonvested share activity under our share-based plans during the year ended June 30, 2007:

	Applera-Applied Biosystems Stock		Applera-Celera Stock	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at June 30, 2005	209,448	$20.98	60,834	$10.42
Granted	23,400	23.25	9,000	11.78
Vested	(143,782)	21.10	(53,112)	10.40
Nonvested at June 30, 2006	89,066	$21.47	16,722	$11.20
Granted	**259,335**	**31.68**	**110,115**	**14.02**
Vested	**(141,461)**	**29.08**	**(50,427)**	**13.45**
Cancelled	**(16,250)**	**21.02**		
Nonvested at June 30, 2007	**190,690**	**$29.75**	**76,410**	**$13.78**

The total fair value of shares that vested during fiscal 2007 was $4.8 million.

Performance Unit Bonus Plan

We adopted a Performance Unit Bonus Plan in fiscal 1997. This plan authorizes a performance unit bonus pool that is tied to the grant of corresponding options under our Applera-Applied Biosystems Group Plan and our Applera-Celera Group Plan. Performance units granted under the plan represent the right to receive cash from us at a specified date in the future. The amount of the payment for each grant is determined on the date of grant.

Performance units can be granted in relation to either or both classes of our common stock. The performance units vest when the applicable class of common stock reaches and maintains specified price levels, based on its moving average price, for a specified period.

We did not grant any performance units in fiscal 2007, 2006 or 2005. As a result of performance targets being achieved in each fiscal year, we recognized compensation expense of $2.0 million in fiscal 2007, $0.7 million in fiscal 2006, and $0.9 million in fiscal 2005.

Note 8—Additional Information

Selected Accounts

The following table provides the major components of selected accounts of the Consolidated Statements of Financial Position at June 30:

(Dollar amounts in millions)	2007	2006
Other Long-Term Assets		
Noncurrent deferred tax asset, net	**$499.1**	$454.9
Prepaid pension benefit cost	**38.6**	124.4
Other	**80.6**	88.2
Total other long-term assets	**$618.3**	$667.5
Other Accrued Expenses		
Deferred revenues	**$107.9**	$ 96.1
Other	**161.7**	143.1
Total other accrued expenses	**$269.6**	$239.2
Other Long-Term Liabilities		
Accrued postretirement benefits	**$ 56.3**	$ 63.0
Accrued pension benefits	**59.4**	51.0
Other	**97.6**	86.4
Total other long-term liabilities	**$213.3**	$200.4

Assets Held for Sale

In connection with the Celera group's decision to exit its small molecule drug discovery and development programs as discussed in Note 2, the Celera group decided to pursue the sale of its South San Francisco, California facility. As a result of this decision, we reclassified $11.5 million of property, plant and equipment into assets held for sale in fiscal 2006 and recorded a $5.8 million pre-tax charge that represented the write-down of the carrying amount of this facility to its then estimated market value less estimated selling costs. In fiscal 2007, we recorded an additional $6.8 million pre-tax charge for the facility, including $3.8 million in the fourth quarter. The sale of this facility is expected to occur by December 31, 2007.

Note 9—Debt and Lines of Credit

We maintain a $200 million unsecured revolving credit agreement with four banks that matures on May 25, 2012, under which there were no borrowings outstanding at June 30, 2007. This credit agreement replaced the $200 million unsecured revolving credit agreement that was scheduled to mature on April 15, 2010, under which there were no borrowings outstanding at June 30, 2006. Borrowings under our current credit agreement may be made in U.S. dollars and other currencies, and interest rates will vary depending on whether the borrowings are undertaken in the domestic or international markets. Commitment and facility fees are based on our long-term senior unsecured non-credit enhanced debt ratings. We are required to maintain certain leverage ratios under this credit agreement.

Note 10—Commitments, Contingencies, and Guarantees

Future minimum payments at June 30, 2007, under non-cancelable operating leases for real estate and equipment were as follows:

(Dollar amounts in millions)	
2008	**$ 36.6**
2009	**28.0**
2010	**21.6**
2011	**13.9**
2012	**7.6**
2013 and thereafter	**24.3**
Total	**$132.0**

We recorded rental expense of $46.8 million for fiscal 2007, $45.7 million for fiscal 2006, and $51.6 million for fiscal 2005.

Guarantees

There are three types of guarantees related to our business activities that are included in the scope of FIN. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards Nos. 5, 57, and 107 and rescission of FIN 34": leases with recourse provisions; the guarantee of pension benefits for a divested business; and product warranties. See Note 1 to our consolidated financial statements for more information on product warranties.

Leases

We provide lease-financing options to our customers through third party financing companies. For some leases, the financing companies have recourse to us for any unpaid principal balance on default by the customer. The leases typically have terms of two to three years and are secured by the underlying instrument. In the event of default by a customer, we would repossess the underlying instrument. We record revenues from these transactions on the completion of installation and acceptance of products and maintain a reserve for estimated losses on all lease transactions with recourse provisions based on historical default rates and current economic conditions. At June 30, 2007, the financing companies' outstanding balance of lease receivables with recourse to us was $5.6 million. We believe that we could recover the entire balance from the resale of the underlying instruments in the event of default by all customers.

Pension Benefits

As part of the divestiture of our Analytical Instruments business in fiscal 1999, the purchaser of the Analytical Instruments business is paying for the pension benefits for employees of a former German subsidiary. However, we guaranteed payment of these pension benefits should the purchaser fail to do so, as these payment obligations were not transferable to the buyer under German law. The guaranteed payment obligation, which approximated $58 million at June 30, 2007, is not expected to have a material adverse effect on our Consolidated Statements of Financial Position.

Indemnifications

In the normal course of business, we enter into some agreements under which we indemnify third parties for intellectual property infringement claims or claims arising from breaches of representations or warranties. In addition, from time to time, we provide indemnity protection to third parties for claims relating to past performance arising from undisclosed liabilities, product liabilities, environmental obligations, representations and warranties, and other claims. In these agreements, the scope and amount of remedy, or the period in which claims can be made, may be limited. It is not possible to determine the maximum potential amount of future payments, if any, due under these indemnities due to the conditional nature of the obligations and the unique facts and circumstances involved in each agreement. Historically, payments made related to these indemnifications have not been material to our consolidated financial position.

Legal Proceedings

We are involved in various lawsuits, arbitrations, investigations, and other legal actions from time to time with both private parties and governmental entities. These legal actions currently involve, for example, commercial, intellectual property, antitrust, environmental, securities, and employment matters. The following is a description of some claims we are currently defending, including some counterclaims brought against us in response to claims filed by us against others. We believe that we have meritorious defenses against the claims currently asserted against us, including those described below, and intend to defend them vigorously.

The company and some of its officers are defendants in a lawsuit brought on behalf of purchasers of Applera-Celera stock in our follow-on public offering of Applera-Celera stock completed on March 6, 2000. In the offering, we sold an aggregate of approximately 4.4 million shares of Applera-Celera stock at a public offering price of $225 per share. The lawsuit, which was commenced with the filing of several complaints in April and May 2000, is pending in the U.S. District Court for the District of Connecticut, and an amended consolidated complaint was filed on August 21, 2001. The consolidated complaint generally alleges that the prospectus used in connection with the offering was inaccurate or misleading because it failed to adequately disclose the alleged opposition of the Human Genome Project and two of its supporters, the governments of the U.S. and the U.K., to providing patent protection to our genomic-based products. Although the Celera group has never sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that we did not adequately disclose the risk that the Celera group would not be able to patent this data. The consolidated complaint seeks monetary damages, rescission, costs and expenses, and other relief as the court deems proper. On March 31, 2005, the court certified the case as a class action.

We filed a patent infringement action against Stratagene Corporation in the U.S. District Court for the District of Connecticut on November 9, 2004. The complaint alleges that Stratagene infringes U.S. Patent No. 6,814,934 because of its activities involving instruments for real-time PCR detection. We are seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper. Stratagene answered the complaint and counterclaimed for declaratory relief that the '934 patent is invalid and not infringed. Stratagene is seeking dismissal of our complaint, a judgment that the '934 patent is invalid and not infringed, costs and expenses, and other relief as the court deems proper. We are involved in similar litigation with Stratagene in Germany, France, and the Netherlands involving European Patent No. 872562, the European counterpart to the '934 patent.

Enzo Biochem, Inc., Enzo Life Sciences, Inc., and Yale University filed a patent infringement action against us in the U.S. District Court for the District of Connecticut on June 8, 2004. The complaint alleges that we are infringing six patents. Four of these patents are assigned to Yale University and licensed exclusively to Enzo Biochem, i.e., U.S. Patent No. 4,476,928, entitled "Modified Nucleotides and Polynucleotides and Complexes Formed Therefrom," U.S. Patent No. 5,449,767, entitled "Modified Nucleotides and Polynucleotides and Methods of Preparing Same," U.S. Patent No. 5,328,824 entitled "Methods of Using Labeled Nucleotides," and U.S. Patent No. 4,711,955, entitled "Modified Nucleotides and Polynucleotides and Methods of Preparing and Using Same." The other two patents are assigned to Enzo Life Sciences, i.e., U.S. Patent No. 5,082,830 entitled "End Labeled Nucleotide Probe" and U.S. Patent No. 4,994,373 entitled "Methods and Structures Employing Compoundly – Labeled Polynucleotide Probes." The allegedly infringing products include the Applied Biosystems group's sequencing reagent kits, its TaqMan® genotyping and gene expression assays, and the gene expression microarrays used with its Expression Array System. Enzo Biochem, Enzo Life Sciences, and Yale University are seeking

monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper.

Molecular Diagnostics Laboratories filed a class action complaint against us and Hoffmann-La Roche, Inc. in the U.S. District Court for the District of Columbia on September 23, 2004, and filed an amended complaint on July 5, 2006. The amended complaint alleges anticompetitive conduct in connection with the sale of Taq DNA polymerase. The anticompetitive conduct is alleged to arise from the prosecution and enforcement of U.S. Patent No. 4,889,818. This patent is assigned to Hoffmann-La Roche, with whom we have a commercial relationship covering, among other things, this patent and the sale of Taq DNA polymerase. The complaint seeks monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper. On July 5, 2006, the court certified the case as a class action.

We are involved in several legal actions with Thermo Electron Corporation and its subsidiary Thermo Finnigan LLC. These legal actions commenced when we, together with MDS, Inc. and our Applied Biosystems/MDS SCIEX Instruments joint venture with MDS, filed a patent infringement action against Thermo Electron in the U.S. District Court for the District of Delaware on September 3, 2004. The complaint alleges infringement by Thermo Electron of U.S. Patent No. 4,963,736, and seeks monetary damages, costs, expenses, and other relief as the court deems proper. Thermo Electron has answered the complaint and counterclaimed for declaratory relief that the '736 patent is invalid, not infringed, and unenforceable, and is seeking dismissal of our complaint, a judgment that the '736 patent is invalid, not infringed, and unenforceable, costs and expenses, and other relief as the court deems proper. After the filing of the action against Thermo Electron, on December 8, 2004, Thermo Finnigan filed a patent infringement action against us in the U.S. District Court for the District of Delaware. The complaint alleges that we have infringed U.S. Patent No. 5,385,654 as a result of, for example, our Applied Biosystems group's commercialization of the ABI PRISM® 3700 Genetic Analyzer. Thermo Finnigan is seeking monetary damages, costs, expenses, and other relief as the court deems proper. We have answered the complaint and counterclaimed for declaratory relief that the '654 patent is invalid, not infringed, and unenforceable, and are seeking dismissal of Thermo Finnigan's complaint, a judgment that the '654 patent is invalid, not infringed, and unenforceable, costs and expenses, and other relief as the court deems proper. Thermo Finnigan subsequently filed a second patent infringement action against us, MDS, and the Applied Biosystems/MDS SCIEX Instruments joint venture, in the U.S. District Court for the District of Delaware on February 23, 2005. The complaint alleges that we and the other defendants have infringed U.S. Patent No. 6,528,784 as a result of, for example, our commercialization of the API 5000™ LC/MS/MS system. Thermo Finnigan is seeking monetary damages, costs, expenses, and other relief as the court deems proper. We have answered the complaint and counterclaimed for declaratory relief that the '784 patent is invalid and not infringed, and are seeking dismissal of Thermo Finnigan's complaint, a judgment that the '784 patent is invalid and not infringed, costs and expenses, and other relief as the court deems proper.

We are involved in two legal actions with Michigan Diagnostics LLC. These legal actions commenced when we filed a complaint for patent infringement against Michigan Diagnostics on March 26, 2007, in the United States District Court for the District of Massachusetts. We amended the complaint on April 5, 2007. The amended complaint alleges infringement by Michigan Diagnostics of U.S. Patent Nos. 6,514,717, 6,322,727 and 6,107,024, which are related to chemiluminescent products and methods, and seeks monetary damages, costs, expenses, injunctive, and other relief as the court deems proper. Michigan Diagnostics has not yet filed an answer to our complaint. Subsequently, on May 14, 2007, Michigan Diagnostics filed a complaint against Applera in the U.S. District Court for the Eastern District of Michigan. The complaint seeks a declaratory judgment of non-infringement, invalidity, and unenforceability of approximately 60 patents related to chemiluminescent products and methods, and includes antitrust claims based on our alleged misconduct in our alleged enforcement of those patents. The patents asserted by Applera in the Massachusetts case are among those included in the complaint filed by Michigan Diagnostics. We have not yet filed an answer to this complaint.

We filed a complaint on May 31, 2007, in the U.S. District Court for the Northern District of California against Illumina, Inc., Solexa Inc., and a former chief patent counsel to our company, seeking an injunction restoring to us patents and patent applications that were filed by the former chief patent counsel but are on their face assigned to Solexa, which was acquired by Illumina in January 2007. The complaint also seeks a declaration of our rights and duties regarding infringement of these patents, in addition to monetary damages, costs, expenses, and other relief as the court deems proper. We previously filed a related complaint, on December 26, 2006, in the Superior Court of the State of California (Santa Clara County), also seeking restoration of these patents and patent applications to us. On August 13, 2007, Solexa filed its answer to the federal complaint and counterclaimed that we make, use, sell, and offer for sale DNA sequencing products that infringe the patents, U.S. Patent Nos. 5,750,341, 5,969,119, 6,306,597. Solexa is seeking monetary damages, costs, expenses, and other relief as the court deems proper.

Other than for items deemed not material, we have not accrued for any potential losses in the legal proceedings described above because we believe that an adverse

determination is not probable, and potential losses cannot be reasonably estimated, in any of these proceedings. However, the outcome of legal actions is inherently uncertain, and we cannot be sure that we will prevail in any of the proceedings described above or in our other legal actions. An adverse determination in some of our current legal actions, particularly the proceedings described above, could have a material adverse effect on us and our consolidated financial statements.

Note 11—Financial Instruments

Our foreign currency risk management strategy uses derivative instruments to hedge various foreign currency forecasted revenues and intercompany transactions and to offset the impact of changes in currency rates on various foreign currency-denominated assets and liabilities. The principal objective of this strategy is to minimize the risks and/or costs associated with our global financing and operating activities. We use forward, option, and range forward contracts to manage our foreign currency exposures. Our foreign currency exposures vary, but are primarily concentrated in euro, Japanese yen, and British pound. We do not use derivative financial instruments for trading or speculative purposes nor for activities other than risk management, and we are not a party to leveraged derivatives.

We record the fair value of foreign currency derivative contracts in either prepaid expenses and other current assets or other accrued expenses in the Consolidated Statements of Financial Position.

Cash Flow Hedges

Our international sales are typically denominated in the local currency of the customer, whether third party or intercompany. We use forward, option, and range forward contracts to hedge a portion of forecasted international sales not denominated in U.S. dollars. We use hedge accounting on the derivative contracts to offset changes in the value of various forecasted sales transactions caused by the movements in currency rates. We designate these contracts as cash flow hedges and we record the effective portion of the change in the fair value of these contracts in other comprehensive income (loss) in the Consolidated Statements of Financial Position until the underlying forecasted transaction affects earnings. At that time, we reclassify to net revenues in the Consolidated Statements of Operations the gain or loss on the derivative instrument which had been deferred in accumulated other comprehensive income (loss). We recognized a net loss of $2.3 million in fiscal 2007, a net gain of $12.9 million in fiscal 2006 and a net loss of $18.8 million in fiscal 2005 in net revenues from derivative instruments designated as cash flow hedges of anticipated sales. At June 30, 2007, we recorded $0.9 million of net derivative gains in accumulated other comprehensive income (loss). This amount, which is net of tax, is expected to be reclassified to revenues within the next twelve months.

Because the critical terms of the derivative contracts designated as cash flow hedges and the underlying forecasted sales transactions are the same, we expect that the changes in the value of the underlying exposure will be offset completely by the changes in the fair value of the derivative contracts, both at inception and on an ongoing basis. Our ongoing assessment of hedge effectiveness includes verifying and documenting that the critical terms of the hedge and forecasted transaction have not changed. We recorded less than $0.1 million net loss during fiscal 2007 and less than $0.1 million of net gain during fiscal year 2006 of hedge ineffectiveness. No amounts related to hedge ineffectiveness were recorded for the fiscal year ended June 30, 2005.

Other Foreign Currency Derivatives

We also use derivative financial instruments to hedge the impact resulting from changes in exchange rates on various foreign currency-denominated net asset positions. The gains and losses on these derivatives are expected to largely offset transaction losses and gains on the underlying foreign currency-denominated assets and liabilities, both of which are recorded in other income (expense), net in the Consolidated Statements of Operations.

Concentration of Credit Risk

The forward and option contracts used in managing our foreign currency exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated domestic and international financial institutions. In the event of non-performance by these counterparties, the carrying values of our financial instruments (see table below) represent the maximum amount of loss we would have incurred as of our fiscal year-end. However, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to pledge collateral for these financial instruments. Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by using highly-rated financial institutions that invest in a broad and diverse range of financial instruments. We have established guidelines relative to credit ratings and maturities intended to maintain safety and liquidity.

Concentration of credit risk with respect to accounts receivable is limited due to our large and diverse customer

base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within our expectations.

Fair Value

We use various methods to estimate the fair value of financial instruments we hold or own. The carrying amount of cash and cash equivalents approximates fair value. We use quoted market prices, if available, or quoted market prices of financial instruments with similar characteristics in valuing our short-term investments and minority equity investments. The following table presents the carrying amounts and fair values of our significant financial instruments at June 30:

(Dollar amounts in millions)	2007 Carrying Amount	2007 Fair Value	2006 Carrying Amount	2006 Fair Value
Cash and cash equivalents	**$323.2**	**$323.2**	$434.2	$434.2
Short-term investments	**734.1**	**732.8**	505.8	509.3
Currency forwards and options	**2.9**	**2.6**	3.0	(0.2)
Other investments	**35.6**	**35.6**	30.8	30.8
Minority equity investments	**9.1**	**16.1**	8.4	16.0

We report net unrealized gains and losses on short-term investments and minority equity investments as a separate component of accumulated other comprehensive income (loss) in the Consolidated Statements of Financial Position.

Note 12—Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial results:

(Dollar amounts in millions except per share amounts)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2007(a)	2006(b)	**2007(c)**	2006(d)	**2007(e)**	2006(f)	**2007(g)**	2006(h)
Consolidated								
Net revenues	**$485.4**	$422.2	**$541.9**	$489.7	**$539.0**	$497.8	**$566.2**	$539.7
Gross margin	**261.3**	226.4	**302.5**	266.8	**302.9**	278.8	**314.3**	296.2
Net income (loss)	**(66.0)**	25.2	**74.5**	14.1	**70.9**	100.5	**79.9**	72.7
Applied Biosystems Group								
Net revenues	**$476.3**	$415.5	**$530.0**	$481.9	**$529.9**	$490.7	**$557.3**	$523.1
Gross margin	**255.6**	222.2	**294.5**	262.5	**298.6**	275.8	**308.6**	284.3
Income (loss) from continuing operations	**(58.7)**	43.1	**74.8**	30.9	**75.5**	124.4	**79.3**	76.7
Net income (loss)	**(58.7)**	43.1	**74.8**	30.9	**75.5**	124.4	**87.8**	76.7
Dividends declared per share	**$.0425**	$.0425	**$.0425**	$.0425	**$.0850**	$.0425	**$ —**	$.0425
Income (loss) per share from continuing operations								
Basic	**$(0.32)**	$ 0.21	**$ 0.41**	$ 0.17	**$ 0.41**	$ 0.67	**$ 0.43**	$ 0.43
Diluted	**$(0.32)**	$ 0.21	**$ 0.39**	$ 0.17	**$ 0.39**	$ 0.65	**$ 0.42**	$ 0.41
Net income per share								
Basic	**$(0.32)**	$ 0.21	**$ 0.41**	$ 0.17	**$ 0.41**	$ 0.67	**$ 0.48**	$ 0.43
Diluted	**$(0.32)**	$ 0.21	**$ 0.39**	$ 0.17	**$ 0.39**	$ 0.65	**$ 0.46**	$ 0.41
Celera Group								
Net revenues	**$ 10.2**	$ 9.2	**$ 13.2**	$ 10.3	**$ 9.8**	$ 8.9	**$ 10.2**	$ 17.8
Gross margin	**6.4**	4.8	**8.7**	5.1	**4.4**	4.0	**6.3**	12.6
Net loss	**(7.1)**	(16.7)	**(0.5)**	(17.3)	**(4.5)**	(23.3)	**(7.8)**	(5.3)
Net loss per share								
Basic and diluted	**$(0.09)**	$(0.23)	**$(0.01)**	$(0.23)	**$(0.06)**	$(0.31)	**$(0.10)**	$(0.07)
Price range of common stock								
Applied Biosystems Group								
High	**$33.59**	$23.49	**$39.49**	$28.17	**$37.59**	$29.27	**$31.41**	$33.00
Low	**29.86**	19.25	**32.48**	22.10	**28.35**	26.13	**27.79**	26.38
Celera Group								
High	**14.69**	13.10	**15.61**	13.08	**16.55**	13.45	**14.91**	13.17
Low	**12.30**	10.67	**13.21**	10.33	**12.38**	10.68	**11.63**	10.24

There were no dividends paid on Applera-Celera stock during the periods presented. Through December 31, 2005, Celera Diagnostics was a 50/50 joint venture between the Applied Biosystems group and the Celera group. Effective January 1, 2006, the Celera group acquired the Applied Biosystems group's 50 percent interest in the Celera Diagnostics joint venture such that it now owns 100 percent of Celera Diagnostics. As a result of this restructuring and the manner by which our management now operates and assesses the business, Celera Diagnostics is no longer a separate segment within Applera and we have restated prior period consolidating financial information to reflect this change. See Note 15 to our consolidated financial statements for additional information.

The following transactions impacted the comparability between fiscal 2007 and 2006 and are discussed in detail in Note 2.

(a) The Applied Biosystems group recorded a charge of $114.3 million to write-off the value of acquired in process research and development in connection with the Agencourt acquisition. The Applied Biosystems group recorded a $9.1 million tax charge related to the resolution of a legal dispute, and amortization expense of $2.7 million related to acquired intangibles. The Applied Biosystems Group recorded a tax benefit of $8.8 million related to the reduction in the valuation allowance related to certain German net operating loss carryforwards. The Celera group recorded a pretax charge of $3.5 million for its estimated share of a damage award in continuing litigation between Abbott Laboratories, our alliance partner, and Innogenetics N.V.

(b) The Applied Biosystems group recorded a pre-tax benefit of $0.2 million for a reduction in anticipated employee-related costs associated with a severance and benefit charge recorded in fiscal 2005 and amortization expense of $0.3 million related to acquired intangibles. The Applied Biosystems group recorded a tax benefit of $13.5 million related to the resolution of transfer pricing matters in Japan. The Applied Biosystems group recorded a charge of $1.1 million due to asset impairments. The Celera group recorded a pre-tax gain of $4.5 million from the sale of a non-strategic minority equity investment. In addition, we recorded a pre-tax charge of $23.5 million relating to litigation and arbitration settlements, of which $22.8 million was allocated to the Applied Biosystems group and $0.7 million was allocated to the Celera group.

(c) The Applied Biosystems group recorded a pre-tax charge of $7.8 million related to legal settlements and amortization expense of $2.9 million related to acquired intangibles. The Celera group recorded a $2.4 million pre-tax benefit related to the settlement of a litigation matter associated with the former Online/Information Business and a pre-tax gain of $2.5 million from the sale of a small molecule drug discovery and development program. In addition, the Celera group recorded a pre-tax charge of $2.5 million primarily related to additional restructuring costs associated with the previous decision to exit small molecule discovery and development. The Celera group recorded a tax benefit of $1.0 million related to the R&D tax credit generated between January 1, 2006 and June 30, 2006.

(d) The Applied Biosystems group recorded pre-tax charges of $1.5 million for employee terminations at the Applied Biosystems/MDS SCIEX Instruments joint venture, pre-tax benefits of $1.2 million for reductions in anticipated employee-related costs associated with the severance and benefit charges recorded in fiscal 2005 and amortization expense of $0.3 million related to acquired intangibles. Additionally, the Applied Biosystems group recorded a pre-tax charge of $3.1 million as a result of the final determination of interest related to the Amersham arbitration award and a tax charge of $28.0 million related to repatriation of foreign earnings.

(e) The Applied Biosystems group recorded amortization expense of $2.8 million related to acquired intangibles. The Applied Biosystems group recorded tax benefits of $8.1 million resulting from a $6.1 million valuation allowance release and tax benefits of $2.0 million identified during the tax return preparation. The Celera group recorded a $0.4 million tax benefit for R&D credits.

(f) The Applied Biosystems group recognized a $0.9 million pre-tax favorable adjustment related to the sale of its San Jose, California, facility. The Applied Biosystems group recorded a net pre-tax charge of $1.6 million which is primarily comprised of a charge of $35.0 million related to the Beckman Coulter settlement and a benefit of $33.4 million related to the Bio-Rad Laboratories, Inc. and MJ Research, Inc. settlement. The Applied Biosystems group recorded a pre-tax charge of $3.4 million for the immediate write-off of the value of acquired IPR&D related to its acquisition of Ambion and amortization expense of $1.3 million related to acquired intangibles. In addition, the Applied Biosystems group recorded a $63.3 million tax benefit related to a completed Internal Revenue Services exam, state valuation allowance reversal, and R&D credits. The Celera group recorded pre-tax charges of $20.9 million for restructuring costs related to its decision to exit its small molecule drug discovery and development programs and the integration of Celera Diagnostics into the Celera group. The Celera group recorded a pre-tax gain of $3.1 million from the sale of non-strategic minority equity investments.

(g) The Applied Biosystems group recorded a pre-tax gain of $3.5 million due to the receipt of past royalties under new and newly amended patent licenses and amortization expense of $2.8 million related to acquired intangibles. The Applied Biosystems group recorded a net tax benefit of $6.9 million primarily related to foreign tax settlements and the reduction of foreign valuation allowances. The Celera group recorded a pre-tax restructuring charge of $3.8 million for an additional asset impairment associated with the previous decision to exit small molecule drug discovery and development. The Celera group recorded a pre-tax restructuring charge of $0.5 million for employee-related costs, primarily severance.

(h) The Applied Biosystems group recorded a pre-tax gain of $16.9 million from the sale of a company-owned facility in Connecticut, amortization expense of $2.9 million related to acquired intangibles and a $1.4 million favorable tax adjustment to a previously recorded charge in the second quarter of fiscal 2006 related to repatriation of foreign earnings. The Celera group recorded pre-tax charges of $5.3 million for restructuring costs related to its decision to exit its small molecule drug discovery and development programs and the integration of Celera Diagnostics into the Celera group. Additionally, the Celera group recorded a pre-tax gain of $8.6 million in net revenues from the sales of certain small molecule drug discovery and development programs.

Note 13—Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), net of tax, for fiscal 2007, 2006, and 2005 was as follows:

(Dollar amounts in millions)	Unrealized Gain (Loss) on Investments	Unrealized Gain (Loss) on Hedge Contracts	Foreign Currency Translation Adjustments	Minimum Pension Liability	Unamortized Pension and Postretirement	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2004	$ 6.8	$(4.5)	$55.5	$(73.5)	$ —	$(15.7)
Change in net unrealized losses on investments, net of tax benefit of $2.1	(3.9)					(3.9)
Change in net unrealized losses on hedge contracts, net of tax benefit of $0.6		(1.5)				(1.5)
Net unrealized losses reclassified into earnings, net of tax benefit of $6.3		12.5				12.5
Foreign currency translation adjustments			(8.6)			(8.6)
Minimum pension liability adjustment, net of tax benefit of $13.3				(24.6)		(24.6)
Balance at June 30, 2005	2.9	6.5	46.9	(98.1)		(41.8)
Change in net unrealized losses on investments, net of tax benefit of $-	(0.3)					(0.3)
Change in net unrealized gains on hedge contracts, net of tax expense of $0.2		0.3				0.3
Net unrealized gains reclassified into earnings, net of tax expense of $4.6		(8.3)				(8.3)
Foreign currency translation adjustments			0.6			0.6
Minimum pension liability adjustment, net of tax expense of $48.7				90.4		90.4
Balance at June 30, 2006	2.6	(1.5)	47.5	(7.7)		40.9
Change in net unrealized gains on investments, net of tax expense of $0.9	**1.4**					**1.4**
Net unrealized gains reclassified into earnings, net of tax expense of $0.3	**(0.4)**					**(0.4)**
Change in net unrealized gains on hedge contracts, net of tax benefit of $0.2		**1.2**				**1.2**
Net unrealized losses reclassified into earnings, net of tax benefit of $1.1		**1.2**				**1.2**
Foreign currency translation adjustments			**18.5**			**18.5**
Minimum pension liability adjustment, net of tax expense of $0.2				**0.3**		**0.3**
Subtotal	**3.6**	**0.9**	**66.0**	**(7.4)**		**63.1**
Adoption of SFAS No. 158, net of tax benefit of $36.1				**7.4**	**(59.1)**	**(51.7)**
Balance at June 30, 2007	**$ 3.6**	**$ 0.9**	**$66.0**	**$ --**	**$(59.1)**	**$(11.4)**

The unrealized gains and losses on investments consist of investments in debt securities and minority equity investments in public companies that are classified as available-for-sale. The gains and losses recorded above resulted from temporary appreciations and declines in the market value of the investments based on the most recent public information available. See Note 1 to our consolidated financial statements for the accounting policies related to our investments. The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

Note 14—Discontinued Operations

During the fourth quarter of fiscal 2007, we recorded an $8.5 million tax benefit attributable to the settlement of German tax audits related to one of our former German affiliates. We expect to receive payments relative to the settlement during the first quarter of fiscal 2008.

Note 15—Celera Diagnostics and Abbott Alliance Restructuring

Celera Diagnostics Restructuring

Through December 31, 2005, we operated a diagnostics business known as Celera Diagnostics. This business was a 50/50 joint venture between the Applied Biosystems group and the Celera group. In January 2006, we announced that our board of directors had approved a restructuring of the Celera Diagnostics joint venture. As a result of the restructuring, the Applied Biosystems group's interest in Celera Diagnostics was transferred to the Celera group in exchange for various considerations to the Applied Biosystems group.

The financial elements of the consideration made to the Applied Biosystems group in connection with the restructuring of Celera Diagnostics included:

- The Applied Biosystems group gained the right to sell instrument platforms to end-user diagnostic customers, a field of activity previously reserved for Celera Diagnostics. The Applied Biosystems group will also be the preferred supplier of some diagnostic instruments to the Celera group's strategic alliance with Abbott Laboratories, and the Celera/Abbott alliance will be the preferred diagnostics company marketing some of the Applied Biosystems group's instruments. Refer to the description of the Abbott Strategic Alliance discussion below for more information.
- The Celera group provides some research and development and regulatory support to the Applied Biosystems group at cost, including assistance in the development of new polymerase chain reaction, or PCR reagents and clinical diagnostic instrument systems. Additionally, under the agreement the Celera group may use its GMP reagent manufacturing capability to manufacture selected products for the Applied Biosystems group's customers. GMP refers to the U.S. Food and Drug Administration's Good Manufacturing Practices regulations.
- The Celera group forgave future royalties due through 2017 on sales of Applied Biosystems group's products under the terms of a marketing and distribution agreement between the Groups, which is described in Note 16 to our consolidated financial statements.
- The Celera group paid the Applied Biosystems group $30 million in cash.

Abbott Strategic Alliance

The Celera group has a long term strategic alliance agreement with Abbott Laboratories, a global health care company. We formed the alliance with Abbott to discover, develop, and commercialize *in vitro*, meaning outside of the living body, diagnostic products for disease detection, prediction of disease predisposition, disease progression monitoring, and therapy selection. Specifically, under the agreement the two companies are working together to commercialize nucleic acid-based (DNA or RNA) diagnostic products, also referred to as molecular diagnostic products. The Celera group and Abbott have agreed to work exclusively with each other, primarily through a profit-sharing arrangement, in specifically agreed areas of nucleic acid-based diagnostic products. Both companies may work independently outside the exclusive areas. The alliance agreement was amended in our 2006 fiscal year to permit the Applied Biosystems group to develop and sell diagnostic instruments to end-users for clinical diagnostic applications, an activity that was previously restricted under the alliance agreement. Development of diagnostic products based on the detection of proteins, rather than nucleic acids, is another potential business area for the Celera group but is not a part of the agreement with Abbott.

Under the Abbott alliance agreement, the Celera group and Abbott conduct separate but coordinated research and development activities that are within the scope of the alliance. The coordinated activities include the sharing of scientific results and collaboration regarding the technology and instrumentation that their alliance products will use. The alliance agreement with Abbott permits the Celera group to form collaborations and relationships with other companies to support its research activities. Under the profit-sharing arrangement, the parties share equally in the costs of their separate research and development activities under the alliance, and then share equally in any profits or losses resulting from the marketing and sales of alliance products whether developed by Celera or Abbott.

Generally, Abbott is the worldwide distributor of products developed and manufactured by the parties that are covered by the alliance. The Celera group believes that Abbott's expertise in the diagnostics industry and its global distribution system enhances the Celera group's ability to bring diagnostic products to market. Also, the Abbott alliance covers some products that are manufactured by other companies and marketed by Abbott. Although most products marketed by Abbott under the alliance agreement are covered by the profit-sharing arrangement, some of the products manufactured by other companies are not part of the profit-sharing arrangement, and instead the Celera group is entitled to a royalty based on sales by Abbott.

The Celera group expects to rely substantially on its alliance with Abbott for the success of a major portion of its diagnostic products business strategy for the foreseeable future. The term of the strategic alliance agreement runs until June 2017. Although this is a long-term alliance, the alliance agreement contains provisions that could result in early termination for reasons that include the following: breach by either company; a change

in control of either company; or either company's dissatisfaction with the financial performance of the alliance according to specifically-agreed parameters and a measurement period set forth in the alliance agreement. Also, the Celera group cannot ensure that Abbott will perform its obligations as expected. If Abbott terminates the alliance or otherwise fails to conduct its collaborative activities in a timely manner, the Celera group's development or commercialization of diagnostic products may be delayed or prevented.

The Celera group expects that a significant portion of its nucleic acid-based diagnostic products for the foreseeable future will be covered by the Abbott alliance agreement, and will be marketed, distributed, and sold through Abbott. The Celera group is also developing products not covered by the alliance, but for these products the Celera group will have to develop its own marketing and distribution capability or find other distributors.

Note 16—Segment, Geographic, Customer and Consolidating Information

Business Segments

We are organized based on the products and services that we offer. We operate in the life science industry through two reportable segments: the Applied Biosystems group and the Celera group. We collectively refer to the Applied Biosystems group and the Celera group as the groups. The Applied Biosystems group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Its customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries and develop new pharmaceuticals. The Applied Biosystems group's products also serve the needs of some markets outside of life science research, which we refer to as "applied markets," such as the fields of: human identity testing (forensic and paternity testing); "biosecurity," which refers to products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers; and quality and safety testing, such as testing required for food and pharmaceutical manufacturing. The Celera group is primarily a molecular diagnostics business that is using proprietary genomics and proteomics discovery platforms to identify and validate novel diagnostic markers, and is developing diagnostic products based on these markers as well as other known markers. The Celera group maintains a strategic alliance with Abbott for the development and commercialization of molecular, or nucleic acid-based, diagnostic products, and it is also developing new diagnostic products outside of this alliance. Through its genomics and proteomics research efforts, the Celera group is also discovering and validating therapeutic targets, and it is seeking strategic partnerships to develop therapeutic products based on these discovered targets.

Through December 31, 2005, we operated a diagnostics business known as Celera Diagnostics. This business was a 50/50 joint venture between the Applied Biosystems group and the Celera group. Effective January 1, 2006, the Celera group acquired the Applied Biosystems group's 50 percent interest in the Celera Diagnostics joint venture such that it now owns 100 percent of Celera Diagnostics. As a result of this restructuring and the manner by which our management now operates and assesses the business, Celera Diagnostics is no longer a separate segment within Applera and we have restated prior period consolidating financial information to reflect this change. Since its formation in fiscal 2001, Celera Diagnostics has been focused on the discovery, development, and commercialization of diagnostic products. As part of the Celera group, the diagnostics business continues to focus on these areas.

Refer to the consolidating information section of this note for additional information regarding our segments.

Geographic Areas

Information concerning principal geographical areas for the fiscal years ended June 30 follows:

(Dollar amounts in millions)	2007	2006	2005
Net Revenues From External Customers			
United States	**$ 927.7**	$ 888.7	$ 824.7
Europe	**744.2**	648.1	607.5
Japan	**208.0**	204.3	225.2
Other Asia Pacific countries	**163.5**	135.4	120.4
Other markets	**89.1**	72.9	67.3
Consolidated	**$2,132.5**	$1,949.4	$1,845.1

Net revenues are attributable to geographic areas based on the region of destination.

Information concerning long-lived assets at June 30 follows:

(Dollar amounts in millions)	2007	2006	2005
Long-Lived Assets			
United States	**$ 342.3**	$ 348.1	$ 387.8
Europe	**31.4**	32.5	37.1
Japan	**10.6**	11.3	14.0
Other Asia Pacific countries	**5.5**	3.5	2.5
Other markets	**1.0**	1.0	0.6
Consolidated	**$ 390.8**	$ 396.4	$ 442.0

Long-lived assets exclude capitalized software, goodwill and other intangible assets.

Customer Information

We have a large and diverse customer base. No single customer accounted for more than 10% of total net revenues during fiscal 2007, 2006, or 2005.

Consolidating Information

Presented below is our consolidating financial information, including the allocation of expenses between our segments in accordance with our allocation policies, as well as other related party transactions, such as sales of products between segments. Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings per share. This determination is based on net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied.

The management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to our segments may be modified or rescinded, or additional policies may be adopted, at the sole discretion of our board of directors at any time without stockholder approval. Our board of directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of Applera and all of its stockholders as a whole.

We primarily base the attribution of the assets, liabilities, revenues and expenses to both segments on specific identification of the businesses included in both segments. Where specific identification is not practical, we use other methods and criteria that we believe are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to both segments.

Intersegment Revenues

We record the sales of products and services between the segments as intersegment revenues, which are eliminated in determining our consolidated net revenues. These sales are generally made on terms that would be available from third parties in commercial transactions. If similar transactions with third parties are not available for purposes of determining fair value, the purchasing business will pay fair value as determined by our board of directors for such products and services or at the cost (including overhead) of the selling business. The selling business records revenues on these transactions when the product is shipped, as the service is performed, or over the term of the lease, as applicable.

Access to Technology and Know-How

Both segments have free access to all of our technology and know-how (excluding products and services of the other segment) that may be useful in that segment's business, subject to obligations and limitations applicable to us and to such exceptions that our board of directors may determine. The segments consult with each other on a regular basis concerning technology issues that affect both segments. The costs of developing technology remain in the segment responsible for its development.

Allocation of Corporate Overhead and Administrative Shared Services

Our shared corporate services (such as executive management, human resources, legal, accounting, auditing, tax, treasury, strategic planning and environmental services) and related balance sheet amounts have been allocated to the segments based on identification of such services specifically benefiting both segments. A portion of our costs of administrative shared services (such as information technology services) has been allocated in a similar manner. Where determination based on specific usage alone is not practical, we use other methods and criteria that we believe are equitable and provide a reasonable estimate of the cost attributable to both segments. It is not practical to specifically identify a portion of corporate overhead expenses attributable to both of the segments. As a result, we allocate these corporate overhead expenses primarily based on headcount, total expenses, and revenues attributable to both segments. We believe that the allocation methods developed are reasonable and have been consistently applied.

Joint Transactions between Segments

The segments may from time to time engage in transactions jointly, including with third parties. Research and development and other services performed by one segment for a joint venture or other collaborative arrangement will be charged at fair value, as determined by our board of directors. The segments also may jointly undertake a project where the total costs and benefits of the project are shared. Shipments of products or performance of services related to such joint projects are not recorded as revenues by any of the businesses, but instead are included, at cost, in the total project costs that are shared based on each business' expected benefit.

Our businesses may perform services for one another, which are not directly attributable to either businesses' revenue generating activities. In these cases the business performing the services charges the benefiting business the cost of performing the services, including overhead.

Allocation of Federal and State Income Taxes

The federal income taxes of the Company and its subsidiaries that own assets allocated between the groups are determined on a consolidated basis using the asset and liability approach prescribed by SFAS No. 109, "Accounting for Income Taxes." If we had used the separate return basis of accounting for taxes, the tax provision for the Applied Biosystems group would not have changed, but more likely than not, a significant valuation allowance would have been recorded by the Celera group. We allocate the federal income tax provisions and related tax payments or refunds between the groups based on a consolidated return approach taking into account each group's relative contribution (positive or negative) to our consolidated federal taxable income, tax liability, and tax credit position. We tax intersegment transactions as if both segments were a stand-alone company. We transfer tax benefits that cannot be used by the group generating those benefits, but can be used on a consolidated basis, to the group that can use such benefits. We have, and we will continue, to reimburse existing tax benefits acquired by either group in a business combination that are used by the other group, to the group that acquired such benefits. Tax benefits generated by the Celera group commencing July 1, 1998, which could be used on a consolidated basis, were reimbursed by the Applied Biosystems group to the Celera group up to a limit of $75 million.

Pursuant to the terms of the Celera Diagnostics joint venture agreement, which was restructured during fiscal 2006 (see Note 15 to our consolidated financial statements), the Applied Biosystems group reimbursed the Celera group for tax benefits generated by Celera Diagnostics to the extent such tax benefits were used by the Applied Biosystems group. These tax benefits were not subject to the $75 million limit described above. The amounts used by the Applied Biosystems group that were not reimbursed to the Celera group were recorded to allocated net worth of each group in the following Consolidating Statements of Financial Position.

We calculate, depending on the tax laws of the respective jurisdictions, state and local income taxes on either a separate, consolidated, or combined basis. We allocate state and local income tax provisions and related tax payments or refunds between the groups based on the respective contributions of the groups to our state or local tax liabilities.

Financing Activities

As a matter of policy, we manage most financing activities of the Applied Biosystems group and the Celera group on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt, common stock repurchases, and the issuance and repayment of any preferred stock.

Our board of directors has adopted the following financing policy that affects the financial results of the Applied Biosystems group and the Celera group.

We allocate our debt between the groups ("pooled debt") or, if we so determine, in its entirety to a particular group. We will allocate preferred stock, if issued, in a similar manner.

Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock decreases such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group, if so determined by our board of directors, decreases the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increases the recipient group's allocated portion of the pooled debt or preferred stock.

Pooled debt bears interest for the groups at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for the groups at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole. During fiscal 2007, 2006 and 2005, there was no pooled debt or preferred stock outstanding.

If we allocate debt for a particular financing in its entirety to one group, that debt will bear interest for that group at a rate determined by our board of directors. If we allocate preferred stock in its entirety to one group, we will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than our actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of our credit capacity. Any expense related to our debt or preferred stock that is allocated in its entirety to a group will be allocated in whole to that group.

Cash or other property that we allocate to one group that is transferred to the other group could, if so determined by our board of directors, be accounted for either as a short-term loan or as a long-term loan. Short-term loans bear interest at a rate equal to the weighted average interest rate of our pooled debt. If we do not have any pooled debt, our board of directors will determine the rate of interest for such loan. Our board of directors establishes the terms on which long-term loans between the groups could be made, including interest rate, amortization schedule, maturity, and redemption terms.

In addition, cash allocated to the Applied Biosystems group may be reallocated to the Celera group in exchange

for Celera Designated Shares as provided under our Certificate of Incorporation. The number of Celera Designated Shares issued would be determined by dividing the amount of cash reallocated by the average market value of Applera-Celera stock over the 20-trading day period immediately prior to the date of the reallocation. As a result of such a reallocation, a relative percentage of future earnings or losses of the Celera group would be attributed to the Applied Biosystems group. There were no Celera Designated Shares issued during fiscal 2007, 2006 or 2005.

Although we may allocate our debt and preferred stock between the groups, the debt and preferred stock remain obligations of the Company and all stockholders of the Company are subject to the risks associated with these obligations.

Transfers of Assets between Segments

Transfers of assets can be made between segments without stockholder approval. Such transfers will be made at fair value, as determined by our board of directors. The consideration for such transfers may be paid by one segment to the other in cash or other consideration, as determined by our board of directors.

Online Marketing and Distribution Agreement

In April 2002, the Celera group and the Applied Biosystems group entered into a marketing and distribution agreement under which the Applied Biosystems group became the exclusive distributor of the Celera group's CDS database and related human genomic and other biological and medical information. As a result of this arrangement, the Applied Biosystems group integrated the CDS database and other genomic and biological information into its product offerings. In exchange for the rights it acquired under the marketing and distribution agreement, the Applied Biosystems group agreed to pay royalties to the Celera group based on revenues generated by sales of some of the Applied Biosystems group's products. However, as part of the restructuring of Celera Diagnostics described above in Note 15 to our consolidated financial statements, as of January 1, 2006, the Applied Biosystems group continues to have access to the Celera group's information during the 15 year term of the marketing and distribution agreement but has no further financial obligations to the Celera group under the agreement.

Transactions between Segments

The following table summarizes the related party transactions between our segments for the fiscal years ended June 30:

(Dollar amounts in millions)	**2007**	2006	2005
Applied Biosystems Group			
Sales to the Celera group (a)	**$4.3**	$ 6.1	$ 5.5
Nonreimbursable utilization of tax benefits (b)	**2.9**	64.3	51.1
Payments for reimbursable utilization of tax benefits (c)	**2.0**	8.0	11.6
Celera Group			
Royalties from the Applied Biosystems group (d)	**$ —**	$ 1.9	$ 3.0

(a) The Applied Biosystems group recorded net revenues from leased instruments and sales of consumables and project materials to the Celera group.

(b) The Applied Biosystems group received, without reimbursement to the Celera group, some of the tax benefits generated by the Celera group in accordance with the tax allocation policy described above.

(c) The Applied Biosystems group paid the Celera group for the use of existing tax benefits acquired by the Celera group in business combinations and other tax benefits, in accordance with the tax allocation policy described above.

(d) The Celera group recorded net revenues primarily for royalties generated from sales by the Applied Biosystems group of products integrating CDS and some other genomic and biological information under a marketing and distribution agreement. The Celera group forgave future royalties related to this agreement as discussed in Note 15 to our consolidating financial statements.

In the following consolidating financial information, the "Eliminations" column represents the elimination of intersegment activity.

Consolidating Statement of Operations for the Year Ended June 30, 2007

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Products	$1,727,830	$ 9,869	$ —	$1,737,699
Services	244,031	10	—	244,041
Other	117,261	33,492		150,753
Net revenues from external customers	2,089,122	43,371	—	2,132,493
Intersegment revenues	4,345		(4,345)	
Total Net Revenues	2,093,467	43,371	(4,345)	2,132,493
Products	816,595	14,704	(1,914)	829,385
Services	107,735		(328)	107,407
Other	11,824	2,856		14,680
Total Cost of Sales	936,154	17,560	(2,242)	951,472
Gross Margin	1,157,313	25,811	(2,103)	1,181,021
Selling, general and administrative	540,388	22,672	59,632	622,692
Corporate allocated expenses	52,668	6,990	(59,658)	
Research and development	203,841	51,683	(1,553)	253,971
Amortization of purchased intangible assets	11,264			11,264
Employee-related charges, asset impairments and other		10,342		10,342
Asset dispositions and legal settlements	(2,228)	(2,357)		(4,585)
Acquired research and development	114,251			114,251
Operating Income (Loss)	237,129	(63,519)	(524)	173,086
Gain on investments, net	209			209
Interest income, net	15,346	27,826		43,172
Other income (expense), net	6,299	456		6,755
Income (Loss) before Income Taxes	258,983	(35,237)	(524)	223,222
Provision (benefit) for income taxes	88,108	(15,474)	(183)	72,451
Income (Loss) from Continuing Operations	170,875	(19,763)	(341)	150,771
Income from discontinued operations, net of income taxes	8,529			8,529
Net Income (Loss)	$ 179,404	$(19,763)	$ (341)	$ 159,300

Consolidating Statement of Financial Position at June 30, 2007

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Assets				
Current assets				
Cash and cash equivalents	$ 293,167	$ 30,036	$ —	$ 323,203
Short-term investments	201,297	531,460		732,757
Accounts receivable, net	446,833	6,258	(218)	452,873
Inventories, net	132,094	8,826	(571)	140,349
Prepaid expenses and other current assets	161,040	30,360	(1,995)	189,405
Total current assets	1,234,431	606,940	(2,784)	1,838,587
Property, plant and equipment, net	383,594	7,386	(170)	390,810
Goodwill and intangible assets, net	301,138	3,674		304,812
Other long-term assets	467,441	150,683	207	618,331
Total Assets	$2,386,604	$768,683	$(2,747)	$3,152,540
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$ 161,440	$ 3,016	$(1,791)	$ 162,665
Accrued salaries and wages	99,694	8,858		108,552
Current deferred tax liability	15,633			15,633
Accrued taxes on income	51,212	15,489		66,701
Other accrued expenses	259,743	10,463	(583)	269,623
Total current liabilities	587,722	37,826	(2,374)	623,174
Other long-term liabilities	208,550	4,959	(197)	213,312
Total Liabilities	796,272	42,785	(2,571)	836,486
Total Stockholders' Equity	1,590,332	725,898	(176)	2,316,054
Total Liabilities and Stockholders' Equity	$2,386,604	$768,683	$(2,747)	$3,152,540

Consolidating Statement of Cash Flows for the Year Ended June 30, 2007

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Operating Activities of Continuing Operations				
Income (loss) from continuing operations	$ 170,875	$ (19,763)	$ (341)	$ 150,771
Adjustments to reconcile income (loss) from continuing operations to net cash provided (used) by operating activities:				
Depreciation and amortization	79,557	6,847	(313)	86,091
Asset impairments		6,795		6,795
Employee-related charges and other		3,547		3,547
Share-based compensation programs	16,608	3,303		19,911
Deferred income taxes	20,040	(13,248)	(2,523)	4,269
Sale of assets and legal settlements, net	(2,909)			(2,909)
Acquired research and development	114,251			114,251
Nonreimbursable utilization of intergroup tax benefits	2,944	(2,944)		
Changes in operating assets and liabilities:				
Accounts receivable	(61,188)	3,368	(512)	(58,332)
Inventories	1,487	(592)	571	1,466
Prepaid expenses and other assets	(2,952)	(4,505)	(3,433)	(10,890)
Accounts payable and other liabilities	27,428	(7,676)	6,409	26,161
Net Cash Provided (Used) by Operating Activities of Continuing Operations	366,141	(24,868)	(142)	341,131
Investing Activities of Continuing Operations				
Additions to property, plant and equipment, net	(60,262)	(2,440)	142	(62,560)
Proceeds from maturities of available-for-sale investments		274,928		274,928
Proceeds from sales of available-for-sale investments	93,541	328,732		422,273
Purchases of available-for-sale investments	(294,838)	(623,345)		(918,183)
Acquisitions and investments, net of cash acquired	(121,791)			(121,791)
Proceeds from the sale of assets, net	372			372
Net Cash Used by Investing Activities of Continuing Operations	(382,978)	(22,125)	142	(404,961)
Financing Activities				
Dividends	(31,079)			(31,079)
Purchases of common stock for treasury	(168,640)			(168,640)
Proceeds from stock issued for stock plans and other	119,616	16,759		136,375
Net Cash Provided (Used) by Financing Activities	(80,103)	16,759		(63,344)
Effect of Exchange Rate Changes on Cash	16,186			16,186
Net Change in Cash and Cash Equivalents	(80,754)	(30,234)		(110,988)
Cash and Cash Equivalents Beginning of Year	373,921	60,270		434,191
Cash and Cash Equivalents End of Year	$ 293,167	$ 30,036	$ —	$ 323,203

Consolidating Statement of Operations for the Year Ended June 30, 2006

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Products	$1,566,061	$ 10,809	$ —	$1,576,870
Services	217,237	1,041		218,278
Other	121,849	32,393		154,242
Net revenues from external customers	1,905,147	44,243	—	1,949,390
Intersegment revenues	6,079	1,964	(8,043)	
Total Net Revenues	1,911,226	46,207	(8,043)	1,949,390
Products	761,523	12,335	(4,442)	769,416
Services	93,916	2,886	(456)	96,346
Other	11,014	4,462		15,476
Total Cost of Sales	866,453	19,683	(4,898)	881,238
Gross Margin	1,044,773	26,524	(3,145)	1,068,152
Selling, general and administrative	503,813	28,184	52,486	584,483
Corporate allocated expenses	44,572	7,931	(52,503)	
Research and development	180,295	94,327	(3,263)	271,359
Amortization of purchased intangible assets	4,825	1,091		5,916
Employee-related charges, asset impairments and other	356	26,191		26,547
Asset dispositions and legal settlements	10,546	675		11,221
Acquired research and development	3,400			3,400
Operating Income (Loss)	296,966	(131,875)	135	165,226
Gain on investments, net		7,628		7,628
Interest income, net	14,694	22,364		37,058
Other income (expense), net	5,567	(225)		5,342
Income (Loss) before Income Taxes	317,227	(102,108)	135	215,254
Provision (benefit) for income taxes	42,110	(39,398)	50	2,762
Net Income (Loss)	$ 275,117	$ (62,710)	$ 85	$ 212,492

Consolidating Statement of Financial Position at June 30, 2006

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Assets				
Current assets				
Cash and cash equivalents	$ 373,921	$ 60,270	$ —	$ 434,191
Short-term investments		509,252		509,252
Accounts receivable, net	373,613	9,626	(730)	382,509
Inventories, net	129,417	8,234		137,651
Prepaid expenses and other current assets	135,711	32,966	(5,315)	163,362
Total current assets	1,012,662	620,348	(6,045)	1,626,965
Property, plant and equipment, net	387,170	9,607	(341)	396,436
Goodwill and intangible assets, net	316,269	5,828		322,097
Other long-term assets	529,671	137,895	(89)	667,477
Total Assets	$2,245,772	$773,678	$(6,475)	$3,012,975
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$ 200,591	$ 6,497	$(5,397)	$ 201,691
Accrued salaries and wages	89,883	9,055		98,938
Current deferred tax liability	17,560			17,560
Accrued taxes on income	38,157	12,787		50,944
Other accrued expenses	227,001	13,089	(933)	239,157
Total current liabilities	573,192	41,428	(6,330)	608,290
Other long-term liabilities	194,844	5,817	(310)	200,351
Total Liabilities	768,036	47,245	(6,640)	808,641
Total Stockholders' Equity	1,477,736	726,433	165	2,204,334
Total Liabilities and Stockholders' Equity	$2,245,772	$773,678	$(6,475)	$3,012,975

Consolidating Statement of Cash Flows for the Year Ended June 30, 2006

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Operating Activities of Continuing Operations				
Net income (loss)	$ 275,117	$ (62,710)	$ 85	$ 212,492
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:				
Depreciation and amortization	77,164	14,252	(428)	90,988
Asset impairments	215	9,855		10,070
Employee-related charges and other	(1,409)	9,083		7,674
Share-based compensation programs	11,334	1,495		12,829
Deferred income taxes	(72,359)	30,649	(1,079)	(42,789)
Sale of assets and legal settlements, net	41,880	(6,944)		34,936
Acquired research and development	3,400			3,400
Nonreimbursable utilization of intergroup tax benefits	64,254	(64,254)		
Changes in operating assets and liabilities:				
Accounts receivable	17,516	(2,865)	(252)	14,399
Inventories	3,259	1,139		4,398
Prepaid expenses and other assets	11,027	(7,390)	2,076	5,713
Accounts payable and other liabilities	(56,117)	(22,510)	(594)	(79,221)
Net Cash Provided (Used) by Operating Activities of Continuing Operations	375,281	(100,200)	(192)	274,889
Net Cash Used by Operating Activities of Discontinued Operations	(135)			(135)
Investing Activities of Continuing Operations				
Additions to property, plant and equipment, net	(41,548)	(4,844)	315	(46,077)
Proceeds from maturities of available-for-sale investments		317,008		317,008
Proceeds from sales of available-for-sale investments	104,877	208,605		313,482
Purchases of available-for-sale investments	(104,877)	(390,871)		(495,748)
Acquisitions and investments, net of cash acquired	(279,133)			(279,133)
Proceeds from the sale of assets, net	25,593	9,515	(123)	34,985
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(295,088)	139,413	192	(155,483)
Financing Activities				
Net change in loans payable	(72)			(72)
Dividends	(23,957)			(23,957)
Net cash funding from groups	25,644	(25,644)		
Purchases of common stock for treasury	(601,910)			(601,910)
Proceeds from stock issued for stock plans and other	140,906	23,536		164,442
Net Cash Used by Financing Activities	(459,389)	(2,108)		(461,497)
Effect of Exchange Rate Changes on Cash	(2,984)			(2,984)
Net Change in Cash and Cash Equivalents	(382,315)	37,105		(345,210)
Cash and Cash Equivalents Beginning of Year	756,236	23,165		779,401
Cash and Cash Equivalents End of Year	$ 373,921	$ 60,270	$ —	$ 434,191

Consolidating Statement of Operations for the Year Ended June 30, 2005

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Products	$1,480,771	$ 9,590	$ —	$1,490,361
Services	199,036	6,478		205,514
Other	101,750	47,515		149,265
Net revenues from external customers	1,781,557	63,583	—	1,845,140
Intersegment revenues	5,526	2,944	(8,470)	
Total Net Revenues	1,787,083	66,527	(8,470)	1,845,140
Products	726,548	10,888	(3,435)	734,001
Services	94,285	2,140	(514)	95,911
Other	13,544	6,890	(1,687)	18,747
Total Cost of Sales	834,377	19,918	(5,636)	848,659
Gross Margin	952,706	46,609	(2,834)	996,481
Selling, general and administrative	443,546	31,002	50,829	525,377
Corporate allocated expenses	42,042	8,787	(50,829)	
Research and development	192,066	141,399	(2,862)	330,603
Amortization of purchased intangible assets	1,337	2,900		4,237
Employee-related charges, asset impairments and other	31,762	2,614		34,376
Asset dispositions and legal settlements	(38,172)			(38,172)
Operating Income (Loss)	280,125	(140,093)	28	140,060
Loss on investments, net	(50)			(50)
Interest income, net	13,919	14,941		28,860
Other income (expense), net	3,202	1,271		4,473
Income (Loss) before Income Taxes	297,196	(123,881)	28	173,343
Provision (benefit) for income taxes	60,302	(46,764)	10	13,548
Net Income (Loss)	$ 236,894	$ (77,117)	$ 18	$ 159,795

Consolidating Statement of Cash Flows for the Year Ended June 30, 2005

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Group	Eliminations	Consolidated
Operating Activities of Continuing Operations				
Net Income (loss)	$ 236,894	$ (77,117)	$ 18	$ 159,795
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:				
Depreciation and amortization	82,944	19,247	(236)	101,955
Asset impairments	2,604	(206)		2,398
Employee-related charges and other	23,224	4,707		27,931
Share-based compensation programs	3,966	2,065		6,031
Deferred income taxes	(53,141)	19,084	(814)	(34,871)
Sale of assets and legal settlements, net	(29,672)	26		(29,646)
Nonreimbursable utilization of intergroup tax benefits	51,110	(51,110)		
Changes in operating assets and liabilities:				
Accounts receivable	6,057	4,025	(611)	9,471
Inventories	13,398	514		13,912
Prepaid expenses and other assets	(9,357)	(5,456)	678	(14,135)
Accounts payable and other liabilities	6,243	(33,018)	357	(26,418)
Net Cash Provided (Used) by Operating Activities of Continuing Operations	334,270	(117,239)	(608)	216,423
Net Cash Provided by Operating Activities of Discontinued Operations	338			338
Investing Activities of Continuing Operations				
Additions to property, plant and equipment, net	(84,591)	(9,898)	608	(93,881)
Proceeds from maturities of available-for-sale investments		2,022,558		2,022,558
Proceeds from sales of available-for-sale investments	158,150	511,912		670,062
Purchases of available-for-sale investments	(109,525)	(2,486,394)		(2,595,919)
Other investments	(371)			(371)
Proceeds from the sale of assets, net	7,329	42,422		49,751
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(29,008)	80,600	608	52,200
Financing Activities				
Principal payments on debt		(6,000)		(6,000)
Dividends	(33,446)			(33,446)
Net cash funding from groups	(4,825)	4,825		
Purchases of common stock for treasury	(6,100)			(6,100)
Proceeds from stock issued for stock plans and other	47,551	9,431		56,982
Net Cash Provided by Financing Activities	3,180	8,256		11,436
Effect of Exchange Rate Changes on Cash	(8,866)			(8,866)
Net Change in Cash and Cash Equivalents	299,914	(28,383)		271,531
Cash and Cash Equivalents Beginning of Year	456,322	51,548		507,870
Cash and Cash Equivalents End of Year	$ 756,236	$ 23,165	$ —	$ 779,401

To the Stockholders of Applera Corporation

Management Responsibility for Financial Statements

We are responsible for the accompanying consolidated financial statements. We prepared the financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make informed judgments and estimates that we believe are appropriate under the circumstances. Financial information presented elsewhere in this annual report is consistent with that in the financial statements.

In meeting our responsibility for preparing reliable financial statements, we maintain a system of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with corporate policy and management authorization. We believe our internal controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or would be detected within a timely period. In designing such controls, we recognize judgments are required to assess and balance the costs and expected benefits of a system of internal controls. Adherence to these controls is reviewed through a coordinated audit effort of our internal audit staff and independent registered public accounting firm.

The Audit/Finance Committee of our board of directors is comprised solely of outside directors and is responsible for overseeing and monitoring the quality of our accounting and auditing practices. The independent registered public accounting firm and internal auditors have full and free access to the Audit/Finance Committee and meet periodically with the committee to discuss accounting, auditing, and financial reporting matters.

Management Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Unites States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, we conclude that, as of June 30, 2007, our internal control over financial reporting was effective.

Our assessment of the effectiveness of our internal control over financial reporting as of June 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Dennis L. Winger
Senior Vice President and
Chief Financial Officer



Tony L. White
Chairman, President, and
Chief Executive Officer

To the Board of Directors and Stockholders of Applera Corporation

We have completed integrated audits of Applera Corporation's consolidated financial statements and of its internal control over financial reporting as of June 30, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Applera Corporation and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" as of June 30, 2007. Also as discussed in Note 1, the Company changed the manner in which it accounts for share-based compensation effective July 1, 2005.

Internal Control over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of June 30, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Stamford, Connecticut

August 24, 2007

The following graph compares the yearly change in our cumulative total stockholder return for Applera-Applied Biosystems stock for the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500") and the Dow Jones U.S. Medical Equipment Index (the "DJ USAM"), a published industry index that includes Applera-Applied Biosystems stock. Cumulative total returns are calculated assuming that $100 was invested on the last trading day of fiscal 2002 in Applera-Applied Biosystems stock, the S&P 500, and the DJ USAM, and that all dividends were reinvested.

Applera-Applied Biosystems Stock
Comparison of 5 Year Cumulative Returns



	2002	2003	2004	2005	2006	2007
Applera-Applied Biosystems stock	100.00	97.81	112.10	103.15	171.27	162.56
S&P 500	100.00	100.25	119.41	126.95	137.91	166.30
DJ USAM	100.00	121.35	155.27	155.27	144.41	171.73

The following graph compares the yearly change in our cumulative total stockholder return for Applera-Celera stock for the last five fiscal years with the cumulative total return on the S&P 500 and the Dow Jones U.S. Biotechnology Index (the "DJ USBT"), a published industry index that includes Applera-Celera stock. Cumulative total returns are calculated assuming that $100 was invested on the last trading day of fiscal 2002 in Applera-Celera stock, the S&P 500, and the DJ USBT, and that all dividends were reinvested.

Applera-Celera Stock
Comparison of 5 Year Cumulative Returns



	2002	2003	2004	2005	2006	2007
Applera-Celera stock	100.00	87.58	94.92	91.42	107.92	103.33
S&P 500	100.00	100.25	119.41	126.95	137.91	166.30
DJ USBT	100.00	134.27	150.20	162.30	184.69	192.78

Board of Directors

Tony L. White
Chairman, President, and Chief Executive Officer
Director since 1995[1]

Richard H. Ayers
Retired Chairman and Chief Executive Officer
The Stanley Works
Director since 1988[1,2]

Jean-Luc Bélingard
Chairman and Chief Executive Officer
Ipsen Group
Director since 1993[3,4,5]

Robert H. Hayes, Ph.D.
Phillip Caldwell Professor, Emeritus
Harvard Business School
Director since 1985[1,2,5]

Arnold J. Levine, Ph.D.
Professor
Institute for Advanced Study
Director since 1999[3,4,5]

William H. Longfield
Retired Chairman and Chief Executive Officer
C.R. Bard, Inc.
Director since 2003[3,4]

Theodore E. Martin
Retired President and Chief Executive Officer
Barnes Group Inc.
Director since 1999[2]

Carolyn W. Slayman, Ph.D.
Sterling Professor and Deputy Dean
Yale University School of Medicine
Director since 1994[1,3,4,5]

Orin R. Smith
Retired Chairman and Chief Executive Officer
Engelhard Corporation
Director since 1995[3,4]

James R. Tobin
President and Chief Executive Officer
Boston Scientific Corporation
Director since 1999[2]

Committee Memberships:
1 Executive Committee
2 Audit/Finance Committee
3 Management Resources Committee
4 Nominating/Corporate Governance Committee
5 Technology Advisory Committee

Corporate Officers

Tony L. White*
Chairman, President, and Chief Executive Officer

Samuel E. Broder, M.D.
Vice President
Celera

Ugo D. DeBlasi
Vice President and Controller

Joel R. Jung
Finance
Celera

Barbara J. Kerr*
Vice President
Human Resources

Leonard Klevan, Ph.D.
Vice President
Applied Biosystems

Laura C. Lauman
Vice President
Applied Biosystems

Victor K. Lee, Ph.D.
Intellectual Property
Celera

Donald R. Lemma
Vice President and Chief Information Officer

Thomas P. Livingston
Vice President and Secretary

Andrew M. Mayer
Assistant Secretary

Sandeep Nayyar
Finance
Applied Biosystems

Kathy Ordoñez*
Senior Vice President and President
Celera

John S. Ostaszewski
Vice President and Treasurer

William B. Sawch*
Senior Vice President and General Counsel

Michael G. Schneider
Vice President
Applied Biosystems

Mark P. Stevenson*
Vice President and Executive Vice President
Applied Biosystems

Thomas J. White, Ph.D.
Vice President
Celera

Dennis L. Winger*
Senior Vice President and Chief Financial Officer

* Member, Management Executive Committee

Principal Offices

Applera Corporation
301 Merritt 7
Norwalk, CT 06851-1070
Tel 203.840.2000
Toll Free 800.761.5381
www.applera.com

Mailing address:
Applera Corporation
301 Merritt 7
Norwalk, CT 06851-1070

Applied Biosystems
850 Lincoln Centre Drive
Foster City, CA 94404
Tel 650.638.5000
Toll Free 800.874.9868
www.appliedbiosystems.com

Celera
45 West Gude Drive
Rockville, MD 20850
Tel 240.453.3000
Toll Free 877.235.3721
www.celera.com

Stockholder Response Center

Computershare, our stockholder services and transfer agent, will answer questions about accounts, certificates, and dividends. Please call toll-free 800.730.4001 or write to:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com

Dividend Reinvestment

The Applied Biosystems Dividend Reinvestment Plan provides owners of Applera-Applied Biosystems stock with a convenient, automatic, and inexpensive way to purchase additional shares. For information and to enroll, contact Computershare at the address above.

Stockholder Publications

Applera Corporation information, including quarterly earnings releases, is available by calling 800.762.6923. This menu-driven system allows callers to receive specific news releases by fax within minutes of a request. Corporate publications, including the annual report, proxy statement, and Securities and Exchange Commission filings (Forms 10-K, 10-Q, etc.) may also be requested and will be sent by mail. Alternatively, you may request this information by writing to: Applera Corporation Corporate Communications 850 Lincoln Centre Drive Foster City, CA 94404

Stock Exchange Listings

Applera-Applied Biosystems stock and Applera-Celera stock are listed on the New York Stock Exchange under the symbols ABI and CRA, respectively.

Form 10-K

A copy of our Annual Report on Form 10-K for our 2007 fiscal year may be obtained without charge by writing to the Secretary at the 301 Merritt 7 corporate address.

Information Via Internet

Internet users can access information about us, including press releases, quarterly conference calls, information about our products and services, and other items of interest, at the following addresses:

www.applera.com
www.appliedbiosystems.com
www.celera.com

Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding, among other things, the quality of our public disclosure, have been signed by those officers and filed by us with the Securities and Exchange Commission as exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for our 2007 fiscal year.

On November 13, 2006, our Chief Executive Officer submitted to the New York Stock Exchange an annual certification stating that as of the date thereof he was not aware of any violation by us of the New York Stock Exchange corporate governance listing standards.

Investor Relations & Corporate Communications

Peter Dworkin, Vice President
Investment professionals should call 650.554.2449.

News media representatives and others seeking general information should call 650.638.6227.

Equal Employment Opportunity and Affirmative Action

Applera Corporation has long been committed to Equal Employment Investor Relations & Opportunity and Affirmative Action. A policy of positive action is the foundation of this commitment and is typified at Applera Corporation by programs directed toward responsible community involvement.

©Copyright 2007. Applera Corporation. All rights reserved. AB (Design), Applied Biosystems, Applera, AmpFlSTR, and Celera are registered trademarks and FlashQuant, MiniFiler, and SOLiD are trademarks of Applera Corporation or its subsidiaries in the U.S. and/or certain other countries. TaqMan is a registered trademark of Roche Molecular Systems, Inc. m2000 is a trademark of Abbott Laboratories. All other trademarks are the property of their respective owners.

NON-GAAP FINANCIAL MEASURES

From time to time, we may include "non-GAAP financial measures", as such term has been defined by the U.S. Securities and Exchange Commission, in presentations and other public disclosures, including presentations to investors, analysts, and others. We believe the presentation of non-GAAP financial measures provides useful information to management and investors regarding various financial and business trends relating to our financial condition and results of operations, and that when GAAP financial measures are viewed in conjunction with non-GAAP financial measures, investors are provided with a more meaningful understanding of our ongoing operating performance. In addition, these non-GAAP financial measures are among the primary indicators we use as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. Non-GAAP financial measures are not intended to be considered in isolation or as a substitute for GAAP financial measures. The following table presents a reconciliation of non-GAAP Operating Income, presented on page 3 in this report, to GAAP Operating Income.

Applied Biosystems Group
Reconciliation of U.S. GAAP Operating Income From Continuing Operations

(Dollar amounts in millions) Fiscal years ended June 30,	**2007**	2006	2005	2004	2003
Operating Income from continuing operations	**$ 237.1**	$ 297.0	$ 280.1	$215.8	$223.7
Items Impacting Comparability-Pre-Tax Charges/(Gains):					
Employee-related charges, asset impairments and other	—	0.4	31.8	25.0	29.5
Acquired in-process research and development charge	**114.3**	3.4	—	—	—
Gain on asset dispositions	—	(16.9)	(29.7)	—	—
Legal settlements, net	**(2.2)**	27.4	(8.5)	(6.7)	(25.8)
Total Items Impacting Comparability-Pre-Tax	**112.1**	14.3	(6.4)	18.3	3.7
Amortization of Purchased Intangibles	**11.2**	4.8	1.3	4.6	3.7
Operating Income from Continuing Operations Excluding Items Impacting Comparability and Amortization of Purchased Intangible Assets	**$ 360.4**	$ 316.1	$ 275.0	$238.7	$231.1
Percentage Increase	**14.0%**	14.9%	15.2%	3.3%	

Applera
Corporation

Applera Corporation
301 Merritt 7
Norwalk, CT 06851-1070

tel 203.840.2000
www.applera.com

121PU14-01 002-GS-14896

END